PROSPECTUS                                                                                                                                           Filed pursuant to Rule 424(b)(3)

                                                                                                                                                                         Registration No. 333-200416

Up to 13,464,286 Common Shares

HII TECHNOLOGIES, INC.

This prospectus covers the resale of:

•

3,250,000 shares of our common stock, par value $0.001 per share;

•

5,714,286 shares of our common stock, $0.001 par value issuable upon conversion of 4,000 shares of our series A convertible preferred stock; and

• 4,500,000 shares of our common stock issuable upon the exercise of currently outstanding warrants.

All of the shares are being sold by the selling shareholders described on page 20 of this prospectus. As further described on page 20, some of the selling shareholders are our affiliates. The selling shareholders will sell their shares of common stock at prevailing market prices, at privately negotiated prices or in any other manner allowed by law. If all of the selling shareholders holding warrants exercised them for cash, we would receive $4,500,000. The selling shareholders are not obligated to exercise the warrants. Although we will receive proceeds from the exercise of the warrants, we will not receive any of the proceeds from the sale of the common stock sold by the selling shareholders.  We have agreed to pay the expenses related to the registration related to this offering.

The selling shareholders may be deemed underwriters of the shares of common stock, which they are offering. The selling shareholders will receive all proceeds from the sale of stock held by them in this offering. We will not receive any proceeds from the sale of shares by the selling shareholders.

Our common stock is quoted on the OTC Markets (QB Marketplace Tier under the symbol “HIIT”).  On December 1, 2014, the reported closing sale price of our common stock on the OTC Markets was $0.56 per share.

Investing in our common stock involves a high degree of risk.  Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 7 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Date of This Prospectus Is:  December 5, 2014

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, our beliefs and assumptions. Words including “may,” “could,” “would,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “seeks,” “estimates” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which remain beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in “Risk Factors” and elsewhere in this prospectus. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this prospectus. We are not obligated to update these statements or publicly release the results of any revisions to them to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus.  This summary does not contain all the information that you should consider before investing in the common stock.  You should carefully read the entire prospectus, including “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements, before making an investment decision.

Overview

HII Technologies, Inc. is a Houston, Texas based oilfield services company with operations in Texas, Oklahoma, Ohio and West Virginia focused on commercializing technologies and providing services in frac water management, safety services and portable power used by exploration and production (“E&P”) companies in the United States. We operate through our wholly-owned subsidiaries. The table below provides an overview of our current subsidiaries and their oilfield service activities:

Name	Doing Business As (dba):	Business
Apache Energy Services, LLC	AES Water Solutions	Frac Water Management Solutions
	AES Safety Services	Safety Services
Aqua Handling of Texas, LLC	AquaTex	Frac Water Management Solutions
Hamilton Investment Group, Inc.	Hamilton Water Transfer	Frac Water Management Solutions
KMHVC, Inc.	South Texas Power, STP	Portable Power

The Company changed its name in August 2011 to HII Technologies, Inc. in connection with selling the name and assets of its oilfield valve technology it had previously developed. Since the sale of its oilfield product line in 2011, it has focused on the high value market segments of Water, Power and Safety in the oilfield that management believes are growing markets where the Company’s relationships with its customers, partners, and experience can provide long term stockholder value.

Recent Developments

June-July 2014 Series A Preferred and Warrant Financing

From June 21, 2014 through July 8, 2014, we sold 4,000 units (“Units”) to 22 accredited investors at a price of $1,000 per Unit for total gross proceeds of $4,000,000 (of which 3,450 Units were purchased on or after June 27, 2014).  We are offering up to 4,000 Units with each Unit consisting of (i) 1 share of our series A convertible preferred stock (“Series A Preferred”) convertible into shares of our common stock, $0.001 par value per share (“Common Stock”) at a rate of $0.70 per share (the “Conversion Shares”), and (ii) common stock purchase warrants (“Warrants”) to purchase five-hundred fifty (500) shares of Common Stock with an exercise price of $1.00 per whole share exercisable for 3 years after issuance (the “Warrant Shares”).

We used $242,700 of these proceeds as payment for non-exclusive placement agent fees to FINRA registered broker-dealers.   In addition, approximately $500,000 was used to repay outstanding indebtedness under 10% promissory notes.  The remaining proceeds will be used for working capital and general corporate purposes and to fund growth opportunities.

Acquisition of Hamilton Investment Group, Inc.

On August 12, 2014, we consummated the acquisition (the “Hamilton Acquisition”) of all of the outstanding stock of Hamilton Investment Group, Inc.  (“Hamilton”) pursuant to the terms of a Stock Purchase Agreement dated August 11, 2014 by and among the registrant, Hamilton and the stockholders of Hamilton (the “Hamilton Stock Purchase Agreement”). The purchase price consisted of: (a) Cash in the amount of $9,000,000; and (b) 3,523,554 shares (the “Shares”) of the registrant’s common stock ($2,300,000 value based on the trailing 20-day average of the registrant’s common stock).   In addition, there exists a working capital adjustment provision whereby we would be required pay the Hamilton stockholders additional cash equal to the amount of any working capital of Hamilton in excess of $2,200,000 (“Working Capital Target”) at closing; provided, however, that in the event that Hamilton’s working capital is less than the Working Capital Target at closing, then the amount of such deficit will be offset against the Shares issued to the former Hamilton stockholders at closing   The purchase agreement contains 2-year non-compete/non-solicitation provisions for William M. Hamilton and Sharon K. Hamilton, the former Hamilton stockholders.

Heartland Bank Credit Facility

On August 12, 2014, we and each of our wholly-owned subsidiaries (collectively, the “Borrower”) entered a senior secured credit facility (the “Facility”) with Heartland Bank as Agent consisting of (i) a credit agreement (the "Credit Agreement") with Heartland Bank for a 3-year $12 million term loan (the “Term Loan”) and (ii) an account purchase agreement (the “Purchase Agreement”) with Heartland Bank, as agent for the purchase and sale of approved receivables of Borrower in amounts not to exceed $6 million (which was increased to $6.6 million pursuant to a First Modification Agreement executed on September 15, 2014). The proceeds of borrowings under the Facility may be used for the payment of a portion of the purchase price for the acquisition of Hamilton; the refinance of outstanding debt under Borrower’s prior accounts receivable facility; working capital needs of us and our subsidiaries; funding of the debt service reserve account and payment of all costs and expenses arising in connection with the negotiation of the Credit Agreement and related documents. On the closing date, the Borrower received proceeds of $12 million under the Credit Agreement and approximately $4.65 million under the Purchase Agreement.  We utilized $9 million to pay a portion of the purchase price for the Hamilton acquisition, approximately $4.75 million to payoff the Borrower’s prior accounts receivable facility, $450,000 in commitment fees, $675,000 to fund Borrower’s debt service reserve account and approximately $190,000 in other expenses related to the Facility.  Borrower retained approximately $1.585 million for working capital.

Borrowings under the Credit Agreement bear interest at a rate per annum equal to WSJ prime plus a spread that ranges from 5.50% to 8.25% per annum depending on the Borrower’s first lien leverage ratio (provided that at no time shall the WSJ prime be less than 4%). The Term Loan requires monthly interest payments, quarterly principal payments of $300,000 and a balloon payment on the August 12, 2017 maturity date.  The Term Loan may be increased by up to an additional $10 million upon request and agreement by the Lenders, but is not a committed amount under the facility.

Under the Purchase Agreement, all approved receivables will be purchased by the lenders thereunder for the face amount of such receivable less the lender’s 1.50% service charge.   In addition, the Purchase Agreement requires a 10% reserve against receivables purchased, which amount will increase from 25-50% for receivables outstanding past 60-90 days, respectively.  The account purchase facility replaces the Company’s previous senior secured revolving facility.

Both the Credit Agreement and the Purchase Agreement require the Borrower to maintain a fixed charge coverage ratio of not less than 1.2:1.0, a first lien leverage ratio of ranging from 3.0:1.0 during 2014 to 2.75:1.0 -2.25:1.0 during 2015 to 2.0:1.0 beginning in 2016, an EBITDA to Interest Expense ratio ranging from 2.75:1.0 during 2014, 3.75:1.0  during 2015 to 4.75 to 1.0 beginning in 2016 and a tangible net worth of not less than $1 million for each quarter beginning December 31, 2014.  The Borrower is also required to maintain a debt service reserve account sufficient to pay all debt and interest expense due in the next fiscal quarter. The restrictive covenants include customary restrictions on the Company's ability to incur additional debt; make investments; grant or incur liens on assets; sell assets; engage in mergers, consolidations, liquidations or dissolutions; engage in transactions with affiliates; and make dividend payments (although the Borrower is allowed to make dividend payments so long as no event of default will result from such payment or in shares of our stock. In addition, the Credit Agreement contains customary representations and warranties, affirmative covenants and events of default.

The Facility is secured by all of the Borrower’s assets as well as a pledge of our equity in each of our wholly-owned subsidiaries.  We paid a cash structuring fee of $450,000 to the Lenders and also issued a 4-year warrant to purchase 2.5 million shares of the Company’s common stock with an exercise price $1.00 per share in connection with the Facility.

Corporate Information

Our executive offices are located at 8588 Katy Freeway, Suite 430, Houston, Texas 77024.  Our telephone number is (713) 821-3157 and our Internet address is www.HIITinc.com.  The information on, or that may be, accessed from our website is not part of this Prospectus.

The Offering

Company:	HII Technologies, Inc.

Securities Offered:

•

3,250,000 shares of common stock;

•

5,714,286 shares of common stock underlying our Series A Preferred Stock and

•

4,500,000 shares of common stock underlying warrants, each of which are exercisable at $1.00 per share.

Proceeds

We will not receive any proceeds from the sale of the Common Stock sold by the selling shareholders hereunder. We will, however, receive proceeds upon the exercise of the warrants which, if all such warrants are exercised in full for cash, would be $4,500,000. The selling shareholders are under no obligation to exercise their warrants. Proceeds, if any, received from the exercise of warrants will be used for general corporate purposes.

Risk Factors	See the section titled “Risk Factors” below.

OTC Markets symbol	“HIIT”

Summary Financial Information

Summary Historical Financial Data

The summary financial information set forth below has been derived from the financial statements of HII Technologies Inc., a Delaware corporation for periods presented and should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Prospectus and in the information set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

HII Technologies, Inc., a Delaware corporation

	Nine Months Ended September 30		Years Ended December 31,

	2014	2013	2013	2012
Revenues	$24,286,951	$9,767,926	$14,551,695	$1,751,434
Cost of Revenues	$17,411,655	$7,233,619	$10,735,064	$973,819
Operating Expenses	$6,811,398	$2,724,803	$4,395,617	$684,138
Other Income (Expenses)	$(1,363,387)	$(416,198)	$(512,791)	$(152,528)
(Provision) Benefit for Income Taxes	$5,483,854	$(56,433)	$(106,357)	$0
Net Income (Loss)	$4,184,365	$(663,127)	$(1,198,134)	$(59,051)

Total Assets	$45,179,143	$5,533,473	$10,223,018	$4,182,551
Total Liabilities	$32,403,205	$4,716,250	$9,337,186	$3,311,580
Accumulated deficit	$(23,200,593)	$(26,748,608)	$(27,283,615)	$(26,085,481)
Shareholder’s Equity (Deficit)	$12,775,938	$817,223	$885,832	$870,971

Summary Pro Forma Financial Data:

The following unaudited Pro Forma statements of operations for the six months ended June 30, 2014 and for the year ended December 31, 2013, assume the acquisition of Hamilton Investment Group, Inc. had occurred on January 1, 2014 and January 1, 2013, respectively, and include the historical audited statements of operations for each of HII Technologies, Inc. and Hamilton Investment Group, Inc. for the year ended December 31, 2013 and the historical unaudited financial statements of operations for each of HII Technologies, Inc. and Hamilton Investment Group, Inc. for the six months ended June 30, 2014, adjusted for the Pro Forma effects of the acquisition of Hamilton Investment Group.

The Pro Forma consolidated information has been prepared from, and should be read in conjunction with, the audited financial statements and notes thereto of each of the HII Technologies, Inc. and Hamilton Investment Group, Inc. for the year ended December 31, 2013 attached to this registration statement.

The Pro Forma consolidated information is unaudited, provided for illustrative purposes only and does not purport to represent what our actual results of operations would have been had the acquisition of Hamilton Investment Group Inc. occurred on either of January 1, 2014 or January 1, 2013, nor is it necessarily indicative of our future operating results.

Unaudited Pro Forma Combined Statements of Operations Data:	For the year ended December 31, 2013			For the six months ended June 30, 2014

	HII	Hamilton	Pro Forma Combined	HII Tech	Hamilton	Pro Forma Combined

Revenues*	$14,551,695	$12,036,259	$26,587,954	$14,257,445	$8,093,936	$21,814,548
Costs and Expenses*	15,130,681	8,950,837	24,201,518	14,518,559	5,366,709	19,408,435
Income (Loss) from Operations*	(578,986)	3,085,422	2,386,436	(261,114)	2,727,227	2,406,113
Other Income (Expense)*	(512,791)	59,005	(2,558,724)	(326,908)	(30,577)	1,375,425
Benefit (provision) for income taxes* Net Income (Loss)* *See pro forma statements for pro forma adjustments	(106,357) $(1,198,134)	(42,625) $3,101,802	5,490,251 $5,317,953	(77,383) $(665,405)	- $2,696,650	5,561,850 $6,592,538

RISK FACTORS

The following is a summary of the risk factors that we believe are most relevant to our business. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise.

Risks Related to Our Business

Our business is highly sensitive to global economic conditions and economic conditions in the industries and markets we serve.

Our results of operations are materially affected by conditions in the global economy generally and in various capital markets. The demand for our products and services tends to be cyclical and can be significantly reduced in an economic environment characterized by higher unemployment, lower consumer spending, lower corporate earnings and lower levels of government and business investment. A prolonged period of slow growth may also reduce demand for our products and services. Economic conditions vary across regions and countries, and demand for our products generally increases in those regions and countries experiencing economic growth and investment.

Most of our operating subsidiaries are early stage companies with no significant operating history.

Our wholly owned subsidiaries, Apache Energy Services and Aqua Handling of Texas are early stage companies, both formed in 2012 and have not had long term operations. Their primary business purpose is to manage the logistics and transportation associated with water used during the hydraulic fracturing process. Our KMHVC, Inc., (dba South Texas Power) subsidiary launched its oilfield power business in December 2012.  As early stage companies, the prospects for our operating subsidiaries are subject to all of the risks, uncertainties, expenses, delays, problems, and difficulties typically encountered in the establishment of a new business.

The loss of one or more key members of our management team, or our failure to attract, integrate and retain other highly qualified personnel in the future, could harm our business.

Our success is largely dependent on the skills, experience and efforts of our people.  We currently depend on the continued services and performance of the key members of our management team, including Matthew Flemming, our President and Chief Executive Officer and Brent Mulliniks, President of our AES Water Solutions subsidiary. The loss of key personnel could disrupt our operations and have an adverse effect on our ability to grow our business if we are unable to replace them.

We may not be able to successfully integrate Hamilton into HII Technologies and achieve the benefits expected to result from the acquisition.

The Hamilton Acquisition will present challenges to management, including the integration of the operations, and personnel of HII Technologies and Hamilton, and special risks, including possible unanticipated liabilities, unanticipated integration costs and diversion of management attention.

We cannot assure you that we will successfully integrate or profitably manage Hamilton’s businesses.  Even if we are able to integrate and profitably manage Hamilton’s businesses, we cannot assure you that, following the transaction, our business will achieve sales levels, profitability, efficiencies or synergies that justify the acquisition or that the acquisition will result in increased earnings for us in any future period.

We have substantial indebtedness outstanding, and our operations are significantly leveraged.  If we were unable to service our debt, our business would be adversely affected.

In order to finance our operations we have incurred substantial indebtedness, including the debt with Heartland Bank which consists of a line of credit and term loan, as well as our recent November 2013 convertible note financing.  As of the date hereof, we owed total indebtedness of approximately $12 million to Heartland Bank, our senior lender. Additionally, we owe approximately $894,000 from other indebtedness owed to the former members of Apache Energy Services LLC and Aqua Handling of Texas, LLC under notes payable in connection with the acquisition of each company. Although our cash flows from operations are currently sufficient to service our debt obligations, we may not be able to continue to service our debt in the future.  If we were unable to service our debt in the future and fail to pay our debt obligations in a timely fashion, we will be in default under one or more of our loan agreements.  If we default on our loan obligations with Heartland Bank, Heartland Bank could exercise its rights and remedies under the loan agreement, which could include seizing all of our assets. Any such action would have a material adverse effect on our business and prospects.

The line of credit and term loan with Heartland Bank contains numerous restrictive covenants which limit management’s discretion to operate our business.

In order to obtain the line of credit and term loan from Heartland Bank, we agreed to certain covenants that place significant restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, and to sell or otherwise dispose of assets and merge or consolidate with other entities.  The Heartland Credit Facility also require us to meet certain financial ratios and tests and require us to obtain consent from Heartland Bank in order to change our senior management. There can be no assurance that we will be in compliance with the financial covenants imposed by Heartland Bank in future periods or that Heartland Bank will issue a waiver for any future periods in which we are not in compliance with these covenants. Any failure to comply with the covenants included in the Heartland Bank loan agreements could result in an event of default, which could trigger an acceleration of the related debt.  If we were unable to repay the debt upon any such acceleration, Heartland Bank could seek to foreclose on our assets in an effort to seek repayment under the loans.  If Heartland Bank were successful, we would be unable to conduct our business as it is presently conducted and our ability to generate revenues and fund our ongoing operations would be materially adversely affected.

The interest rate on a significant portion of our indebtedness varies with the market rate of interest.  An increase in the interest rate could have a material adverse effect on our results of operations.

The interest on the line of credit and term loan from Heartland Bank is payable monthly and is at a  rate per annum equal to WSJ prime plus a spread that ranges from 5.50% to 8.25% per annum depending on the Borrower’s first lien leverage ratio (provided that at no time shall the WSJ prime be less than 4%). The interest under the Heartland Credit Facility will fluctuate over time, and if the WSJ rate and/or our first lien ratio significantly increase, our interest expense will increase.  This could have a material adverse effect on our results of operations.

We may need additional financing to further our business plans.

We may require additional funds to finance our business development projects.  We may not be successful in raising additional financing as and when needed. If we are unable to obtain additional financing in sufficient amounts or on acceptable terms, our operating results and prospects could be adversely affected.

We may not realize all of the anticipated benefits of our acquisitions, joint ventures or divestitures, or these benefits may take longer to realize than expected.

Our business strategy includes growth through the acquisitions of other businesses in the areas of water treatment, Power and Safety.  We may not be able to continue to identify attractive acquisition opportunities or successfully acquire those opportunities that are identified.  There is always the possibility that even if there is success in integrating our current or future acquisitions into the existing operations, we may not derive the benefits, such as administrative or operational synergy or earnings obtained, that were expected from such acquisitions, which may result in the commitment of capital resources without the expected returns on the capital.  The competition for acquisition opportunities may increase which in turn would increase our cost of making further acquisitions or causing us to curb our activities of making additional acquisitions.

In pursuing our business strategy, from time to time we evaluate targets and enter into agreements regarding possible acquisitions, divestitures and joint ventures. To be successful, we conduct due diligence to identify valuation issues and potential loss contingencies, negotiate transaction terms, complete transactions and manage post-closing matters such as the integration of acquired businesses. Our due diligence reviews are subject to the completeness and accuracy of disclosures made by third parties. We may incur unanticipated costs or expenses following a completed acquisition, including post-closing asset impairment charges, expenses associated with eliminating duplicate facilities, litigation, and other liabilities.

The risks associated with our past or future acquisitions also include the following:

•

the business culture of the acquired business may not match well with our culture;

•

we may fail to retain, motivate and integrate key management and other employees of the acquired business;

•

we may experience problems in retaining customers and integrating customer bases; and

•

we may experience complexities associated with managing the combined businesses and consolidating multiple physical locations.

We believe that we have sufficient resources to integrate these acquisitions successfully, such integration involves a number of significant risks, including management’s diversion of attention and resources.  There can be no assurance as to the extent to which the anticipated benefits of these acquisitions will be realized, if at all, or that significant time and cost beyond that anticipated will not be required with the integration of new acquisitions to the existing business.  If we are unable to accomplish the integration and management successfully, or achieve a substantial portion of the anticipated benefits of these acquisitions within the time frames anticipated by management and within budget, it could have a material adverse effect on our business.

Many of these factors will be outside of our control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and attention. They may also delay the realization of the benefits we anticipate when we enter into a transaction.

Failure to implement our acquisition strategy, including successfully integrating acquired businesses, could have an adverse effect on our business, financial condition and results of operations.

We are vulnerable to the potential difficulties associated with rapid growth

We believe that our future success depends on our ability to manage the rapid growth that we are experiencing and the continued growth that we expect to experience organically through acquisitions.  Our growth places additional demands and responsibilities on our management to maintain existing customers and attract new customers, recruit, retain and effectively manage employees, as well as expand operations and integrate customer support and financial control systems.  The following could present difficulties

•

Lack of sufficient executive level personnel

•

Increased administrative burden,

•

Availability of suitable acquisitions

•

Additional equipment to satisfy customer requirements

•

The ability to provide focused service attention to our customers in the areas of water treatment and management, power and safety

We operate in a highly competitive environment, which could adversely affect our sales and pricing.

We operate in a highly competitive environment. We expect competition to intensify in the future. We compete on the basis of customer service, quality and price. There can be no assurance that we will be able to compete successfully with other companies. Thus, revenues could be reduced due to aggressive pricing pursued by competitors.  Many of our competitors are entities that are more- established, larger and have greater financial and personnel resources than we do.  If we do not compete successfully, our business and results of operations will be materially adversely affected.

We are subject to stringent environmental laws and regulations.

We are subject to increasingly stringent laws and regulations relating to use of hazardous materials and environmental protection including laws and regulations governing air emissions, water discharges and waste management. We may incur capital and operating costs to comply with environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly complex, stringent and expensive to implement. These laws may provide for “strict liability” for damages to natural resources or threats to public health and safety. Strict liability can render a party liable for damages without regard to negligence or fault on the part of the party. Some environmental laws provide for joint and several strict liabilities for remediation of spills and releases of hazardous substances.   Stricter enforcement of existing laws and regulations, new laws and regulations, the discovery of previously unknown contamination or the imposition of new or increased requirements could require us to incur costs or become the basis of new or increased liabilities that could reduce our earnings and cash available for operations. We believe we are currently in substantial compliance with environmental laws and regulations. We cannot provide assurances that we will not be adversely affected by costs, liabilities or claims with respect to existing or subsequently acquired operations or under present laws and regulations or those that may be adopted or imposed in the future.

Compliance with climate change legislation or initiatives could negatively impact our business.

The U.S. Congress has considered legislation to mandate reductions of greenhouse gas emissions and certain states have already implemented, or may be in the process of implementing, similar legislation. Additionally, the U.S. Supreme Court has held in its decisions that carbon dioxide can be regulated as an “air pollutant” under the Clean Air Act, which could result in future regulations even if the U.S. Congress does not adopt new legislation regarding emissions. At this time, it is not possible to predict how legislation or new federal or state government mandates regarding the emission of greenhouse gases could impact our business; however, any such future laws or regulations could require us or our customers to devote potentially material amounts of capital or other resources in order to comply with such regulations. These expenditures could have a material adverse impact on our financial condition, results of operations, or cash flows.

Changes in accounting guidance could have an adverse effect on our results of operations, as reported in our financial statements.

Our consolidated financial statements are prepared in accordance with GAAP, which is periodically revised and/or expanded. Accordingly, from time to time we are required to adopt new or revised accounting guidance and related interpretations issued by recognized authoritative bodies, including the Financial Accounting Standards Board and the SEC. Market conditions have prompted these organizations to issue new guidance that further interprets or seeks to revise accounting pronouncements related to various transactions as well as to issue new guidance expanding disclosures. The impact of accounting pronouncements that have been issued but not yet implemented is disclosed in our annual report on Form 10-K and our quarterly reports on Form 10-Q. An assessment of proposed standards is not provided, as such proposals are subject to change through the exposure process and, therefore, their effects on our financial statements cannot be meaningfully assessed. It is possible that future accounting guidance we are required to adopt could change the current accounting treatment that we apply to our consolidated financial statements and that such changes could have an adverse effect on our results of operations, as reported in our consolidated financial statements.

Unexpected events, including natural disasters, may increase our cost of doing business or disrupt our operations.

The occurrence of one or more unexpected events, including fires, tornadoes, tsunamis, hurricanes, earthquakes, floods and other forms of severe weather in the United States or in other countries in which we operate or in which our suppliers are located could adversely affect our operations and financial performance. Natural disasters, pandemic illness, equipment failures, power outages or other unexpected events could result in physical damage to and complete or partial closure of one or more of our offices and disrupt our ability to deliver our services. Existing insurance arrangements may not provide protection for all of the costs that may arise from such events.

The loss of key contracts could adversely impact our financial condition and results of operations.

Contracts with customers of our core businesses generally have initial terms with renewal options and early termination clauses. Although we have experienced growth in the number of companies using our services the loss or material reduction of business could adversely affect our financial condition and results of operations. We cannot assure that our existing contracts will continue or be extended or renewed and that existing customers will continue to use our services at current levels or that we will be successful in obtaining new contracts.

We depend on several significant customers, and a loss of one or more significant customers could adversely affect our results of operations.

Our customers consist primarily of major and independent oil and natural gas companies. During fiscal year 2013, two of our customers collectively accounted for more than 50% of our total gross revenues, with one customer accounting for 39% and another accounting for approximately 11%.  No other customers exceeded 10% of revenues during 2013. During fiscal year 2012, only one of our customers accounted for more than 10% of consolidated revenues at approximately 79%; no other customers exceeded 10% of revenues during 2012. These customers do not have any ongoing commitment to purchase our services.  While additional customers have been sourced since December 31, 2013, significant customer concentration still exists.  The loss of any one of these customers or a sustained decrease in demand by any of such customers could result in a substantial loss of revenues and could have a material adverse effect on our results of operations.  In addition, should these large customers default in their obligation to pay, our results of operations and cash flows could be adversely affected.

Demand for our water transfer services is substantially dependent on the levels of expenditures by the oil and gas industry. A substantial or an extended decline in oil and gas prices could result in lower expenditures by the oil and gas industry, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Demand for our water transfer services depends substantially on the level of expenditures by the oil and gas industry for the exploration, development and production of oil and natural gas reserves. These expenditures are generally dependent on the industry’s view of future oil and natural gas prices and are sensitive to the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. Declines, as well as anticipated declines, in oil and gas prices could also result in project modifications, delays or cancellations, general business disruptions, and delays in, or nonpayment of, amounts that are owed to us. These effects could have a material adverse effect on our results of operations and cash flows.

The prices for oil and natural gas have historically been volatile and may be affected by a variety of factors, including the following:

•	demand for hydrocarbons, which is affected by worldwide population growth, economic growth rates and general economic and business conditions;
•	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain production levels for oil;
•	oil and gas production by non-OPEC countries;
•	the level of excess production capacity;
•	political and economic uncertainty and sociopolitical unrest;
•	the level of worldwide oil and gas exploration and production activity;
•	the cost of exploring for, producing and delivering oil and gas;
•	technological advances affecting energy consumption; and
•	weather conditions.

The oil and gas industry historically has experienced periodic downturns. A significant downturn in the oil and gas industry could result in a reduction in demand for our water transfer services and could adversely affect our financial condition, results of operations and cash flows.

Federal and state legislative and regulatory initiatives related to hydraulic fracturing could result in operating restrictions or delays in the completion of oil and natural gas wells that may reduce demand for our water transfer activities and could adversely affect our financial position, results of operations and cash flows.

Hydraulic fracturing is a commonly used process that involves using water, sand, and certain chemicals to fracture the hydrocarbon-bearing rock formation to allow flow of hydrocarbons into the wellbore. The federal Energy Policy Act of 2005 amended the Underground Injection Control provisions of the federal Safe Drinking Water Act to exclude hydraulic fracturing from the definition of “underground injection” and associated permitting requirements under certain circumstances. However, the repeal of this exclusion has been advocated by certain advocacy organizations and others in the public. Legislation to amend the SDWA to repeal this exemption and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process, were proposed in recent sessions of Congress. Similar legislation could be introduced in the current session of Congress or at the state level. Scrutiny of hydraulic fracturing activities continues in other ways, with the U.S. Environmental Protection Agency, or the EPA, having commenced a study of the potential environmental impacts of hydraulic fracturing, the results of which are anticipated to be available by late 2012. In 2010, a committee of the U.S. House of Representatives undertook investigations into hydraulic fracturing practices, including requesting information from various field services companies. The U.S. Department of the Interior has announced that it will consider regulations relating to the use of hydraulic fracturing techniques on public lands and disclosure of fracturing fluid constituents. In addition, some states and localities have adopted, and others are considering adopting, regulations or ordinances that could restrict hydraulic fracturing in certain circumstances, or that would impose higher taxes, fees or royalties on natural gas production. Moreover, public debate over hydraulic fracturing and shale gas production has been increasing and has resulted in delays of well permits in some areas.

Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition, including litigation, to oil and natural gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays or increased operating costs in the production of oil and natural gas, including from the developing shale plays, incurred by our customers or could make it more difficult to perform hydraulic fracturing. The adoption of any federal, state or local laws or the implementation of regulations or ordinances regarding hydraulic fracturing could potentially cause a decrease in the completion of new oil and natural gas wells and an associated decrease in demand for our water transfer activities, which could adversely affect our financial position, results of operations and cash flows.

Adverse weather conditions, natural disasters, droughts, climate change, and other adverse natural conditions can impose significant costs and losses on our business.

Our ability to provide water transfer services is subject to the availability of water, which is vulnerable to adverse weather conditions, including extended droughts and temperature extremes, which are quite common, but difficult to predict and may be influenced by global climate change. This risk is particularly true with respect to regions where oil and gas operations are significant. In extreme cases, entire operations may be unable to continue without substantial water reserves. These factors can increase costs, decrease revenues and lead to additional charges to earnings, which may have a material adverse effect on AES’ business, results of operations and financial condition.

Improvements in or new discoveries of alternative energy technologies could have a material adverse effect on our financial condition and results of operations.

Because our business depends on the level of activity in the oil and natural gas industry, any improvement in or new discoveries of alternative energy technologies (such as wind, solar, geothermal, fuel cells and biofuels) that increase the use of alternative forms of energy and reduce the demand for oil and natural gas could have a material adverse impact on our business, financial condition and results of operations. In addition, technological changes could decrease the quantities of water required for hydro-fracturing operations or otherwise affect demand for our services.

Increased regulation of hydraulic fracturing, including regulation of the quantities, sources and methods of water use and disposal, could result in reduction in drilling and completing new oil and natural gas wells or minimize water use, which could adversely impact the demand for our services.

Demand for our services depends, in large part, on the level of exploration and production of oil and gas and the oil and gas industry’s willingness to purchase our services. Our customer base uses hydraulic fracturing to drill new oil and gas wells. Hydraulic fracturing is a process that is used to release hydrocarbons, particularly natural gas, from certain geological formations. The process involves the injection of water (typically mixed with significant quantities of sand and small quantities of chemical additives) under pressure into the formation to fracture the surrounding rock and stimulate movement of hydrocarbons through the formation. The process is typically regulated by state oil and gas commissions and has been exempt (except when the fracturing fluids or propping agents contain diesel fuels) since 2005 from United States federal regulation pursuant to the Safe Drinking Water Act.

The EPA is conducting a comprehensive study of the potential environmental impacts of hydraulic fracturing activities, and a committee of the United States House of Representatives is also conducting an investigation of hydraulic fracturing practices. The results of the EPA study and House investigation could lead to restrictions on hydraulic fracturing. The EPA is currently working on new guidance for application of the Safe Drinking Water Act permits for drilling or completing processes that use fracturing fluids or propping agents containing diesel fuels. In addition, the EPA proposed regulations under the federal Clean Air Act in July 2011 regarding certain criteria and hazardous air pollutant emissions from hydraulic fracturing wells and, in October 2011, announced its intention to propose regulations by 2014 under the federal Clean Water Act to regulate wastewater discharges from hydraulic fracturing and other gas production. Legislation has been introduced before Congress to provide for federal regulation of hydraulic fracturing, including, for example, requiring disclosure of chemicals used in the fracturing process or seeking to repeal the exemption from the Safe Drinking Water Act. If adopted, such legislation would add an additional level of regulation and necessary permitting at the federal level and could make it more difficult to complete wells using hydraulic fracturing. Similar laws and regulations with respect to chemical disclosure also exist or are being considered by the United States Department of Interior and in several states, including certain states in which we operate, that could restrict hydraulic fracturing. The Delaware River Basin Commission is also considering regulations which may impact hydro-fracturing water practices in certain areas of Pennsylvania, New York, New Jersey and Delaware. Some local governments have also sought to restrict drilling in certain areas.

Future United States federal, state or local laws or regulations could significantly restrict, or increase costs associated with hydraulic fracturing and make it more difficult or costly for producers to conduct hydraulic fracturing operations, which could result in a decline in exploration and production. New laws and regulations, and new enforcement policies by regulatory agencies, could also expressly restrict the quantities, sources and methods of water use and disposal in hydraulic fracturing and otherwise increase our costs and our customers’ cost of compliance, which could minimize water use and disposal needs even if other limits on drilling and completing new wells were not imposed. Any decline in exploration and production or any restrictions on water use could result in a decline in demand for our services and have a material adverse effect on our business, financial condition, results of operations and cash flows.

Delays or restrictions in obtaining permits by our customers for their operations or by us for our operations could impair our business.

In most states, our customers are required to obtain permits from one or more governmental agencies in order to perform drilling and completion activities and we may be required to procure permits for construction and operation of our disposal wells and pipelines. Such permits are typically required by state agencies, but can also be required by federal and local governmental agencies. The requirements for such permits vary depending on the location where our or our customers’ activities will be conducted. As with all governmental permitting processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued, and the conditions which may be imposed in connection with the granting of the permit. Delays or restrictions in obtaining salt water disposal well permits could adversely impact our growth, which is dependent in part on new disposal capacity.

Failure to obtain and retain skilled technical personnel could impede our operations.

We require skilled personnel to operate and provide technical services and support for our business. Competition for the personnel required for our businesses intensifies as activity increases. In periods of high utilization it may become more difficult to find and retain qualified individuals. This could increase our costs or have other adverse effects on our operations.

Our operations are subject to inherent risks, some of which are beyond our control. These risks may not be fully covered under our insurance policies.

Our operations are subject to hazards inherent in the oil and natural gas industry, such as, but not limited to, accidents, blowouts, explosions, fires and oil spills. These conditions can cause:

▪	Personal injury or loss of life,

▪	Damage to or destruction of property, equipment and the environment, and

▪	Suspension of operations by our customers.

The occurrence of a significant event or adverse claim in excess of the insurance coverage that we maintain or that is not covered by insurance could have a material adverse effect on our financial condition and results of operations. In addition, claims for loss of oil and natural gas production and damage to formations can occur in the well services industry. Litigation arising from a catastrophic occurrence at a location where our equipment and services are being used may result in our being named as a defendant in lawsuits asserting large claims.

The Company maintains insurance coverage that we believe to be customary in the industry against these hazards. However, we do not have insurance against all foreseeable risks, either because insurance is not available or because of the high premium costs. As such, not all of our property is insured. The occurrence of an event not fully insured against, or the failure of an insurer to meet its insurance obligations, could result in substantial losses. In addition, we may not be able to maintain adequate insurance in the future at reasonable rates. Insurance may not be available to cover any or all of the risks to which we are subject, or, even if available, it may be inadequate, or insurance premiums or other costs could rise significantly in the future so as to make such insurance prohibitively expensive. It is likely that, in our insurance renewals, our premiums and deductibles will be higher, and certain insurance coverage either will be unavailable or considerably more expensive than it has been in the recent past. In addition, our insurance is subject to coverage limits, and some policies exclude coverage for damages resulting from environmental contamination.

Our ability to use net operating loss carry-forwards to offset future taxable income for U.S. federal income tax purposes may be limited as a result of issuances of equity related to acquisitions or otherwise.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses (“NOLs”), to offset future taxable income. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders increases by more than 50 percentage points over such stockholders’ lowest percentage ownership during the testing period (generally three years).

As of December 31, 2013, we had approximately $28.4 million of federal and state NOL carry-forwards. It is possible that the issuance of equity in connection with recent acquisitions and additional acquisitions (if any) occurring during the testing period as well as issuances to employees and consultants within the testing period, could result in an ownership change. Even if the issuances related to acquisitions and employees/consultants do not result in an ownership change, such equity issuances would significantly increase the likelihood that there would be an  ownership change in the future (which ownership change could occur as a result of transactions involving our stock that are outside of our control).

The occurrence of an ownership change could limit the ability to utilize NOLs that are not currently subject to limitation. The amount of the annual limitation generally is equal to the value of the stock of the corporation immediately prior to the ownership change multiplied by the adjusted federal tax-exempt rate, set by the Internal Revenue Service. Limitations imposed on the ability to use NOLs to offset future taxable income could cause U.S. federal income taxes to be paid earlier than otherwise would be paid if such limitations were not in effect and could cause such NOLs to expire unused, in each case reducing or eliminating the benefit of such NOLs. Similar rules and limitations may apply for state income tax purposes.

Risks Related to Our Securities

There is a limited trading market for our shares.  You may not be able to sell your shares if you need money.

Our common stock is traded on the OTC Markets (QB Marketplace Tier), an inter-dealer automated quotation system for equity securities.  During the three months preceding filing of this report, the average daily trading volume of our common stock was approximately 78,303 shares.  As of December 1, 2014, we had 379 record holders of our common stock (not including an indeterminate number of stockholders whose shares are held by brokers in “street name”).  There has been limited trading activity in our stock, and when it has traded, the price has fluctuated widely.  We consider our common stock to be “thinly traded” and any last reported sale prices may not be a true market-based valuation of the common stock.  Stockholders may experience difficulty selling their shares if they choose to do so because of the illiquid market and limited public float for our common stock.

Your investment may be significantly diluted by the conversion or our Series A Preferred Stock or convertible notes or exercise of presently outstanding options and warrants.

A substantial number of shares of our common stock are, or could, upon conversion of our Series A Preferred convertible notes or upon exercise of options or warrants, become eligible for sale in the public market as described below. Sales of substantial amounts of our shares of common stock in the public market, or the possibility of these sales, may adversely affect our stock price.

As of December 1, 2014, 5,714,286 shares of our common stock are issuable upon conversion of our Series A Preferred Stock.  In addition, we have granted options and warrants to purchase an aggregate of 8,231,000 shares of our common stock to various persons and entities, of which options and warrants to purchase up to 6,917,937 shares of our common stock are currently exercisable.  The exercise prices on these options and warrants range from $0.055 per share to $1.00 per share.  If issued, the shares underlying our Series A Preferred Stock, convertible notes, options and warrants would increase the number of shares of our common stock currently outstanding and will dilute the holdings and voting rights of our then-existing stockholders.

We are subject to the penny stock rules and these rules may adversely affect trading in our common stock.

Our common stock is a “low-priced” security under rules promulgated under the Securities Exchange Act of 1934.  In accordance with these rules, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer’s duties in selling the stock, the customer’s rights and remedies and certain market and other information.  Furthermore, the broker-dealer must make a suitability determination approving the customer for low-priced stock transactions based on the customer’s financial situation, investment experience and objectives.  Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent from the customer, and provide monthly account statements to the customer.  The effect of these restrictions probably decreases the willingness of broker-dealers to make a market in our common stock, decreases liquidity of our common stock and increases transaction costs for sales and purchases of our common stock as compared to other securities.

Transfers of our securities may be restricted by virtue of state securities “blue sky” laws which prohibit trading absent compliance with individual state laws. These restrictions may make it difficult or impossible to sell shares in those states.

Transfers of our common stock may be restricted under the securities or securities regulations laws promulgated by various states and foreign jurisdictions, commonly referred to as “blue sky” laws. Absent compliance with such individual state laws, our common stock may not be traded in such jurisdictions. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them should be aware that there may be significant state blue sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. These restrictions may prohibit the secondary trading of our common stock. Investors should consider the secondary market for our securities to be a limited one.

Our officers and directors collectively own a substantial portion of our outstanding common stock, and as long as they do, they may be able to control the outcome of stockholder voting.

Our officers and directors are collectively the beneficial owners of approximately 18% of the outstanding shares of our common stock as of the date of this report.  As long as our officers and directors collectively own a significant percentage of our common stock, our other shareholders may generally be unable to affect or change the management or the direction of our company without the support of our officers and directors.  As a result, some investors may be unwilling to purchase our common stock.  If the demand for our common stock is reduced because our officers and directors have significant influence over our company, the price of our common stock could be materially depressed.  The officers and directors will be able to exert significant influence over the outcome of all corporate actions requiring stockholder approval, including the election of directors, amendments to our certificate of incorporation and approval of significant corporate transactions.

We have the ability to issue additional shares of our common stock and shares of preferred stock without asking for stockholder approval, which could cause your investment to be diluted.

Our Certificate of Incorporation authorizes the Board of Directors to issue up to 250,000,000 shares of common stock and up to 10,000,000 shares of preferred stock.  The power of the Board of Directors to issue shares of common stock, preferred stock or warrants or options to purchase shares of common stock or preferred stock is generally not subject to stockholder approval.  Accordingly, any additional issuance of our common stock, or preferred stock that may be convertible into common stock, may have the effect of diluting your investment.

By issuing preferred stock, we may be able to delay, defer or prevent a change of control.

Our Certificate of Incorporation permits us to issue, without approval from our shareholders, a total of 10,000,000 shares of preferred stock.  Our Board of Directors can determine the rights, preferences, privileges and restrictions granted to, or imposed upon, the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series.  It is possible that our Board of Directors, in determining the rights, preferences and privileges to be granted when the preferred stock is issued, may include provisions that have the effect of delaying, deferring or preventing a change in control, discouraging bids for our common stock at a premium over the market price, or that adversely affect the market price of and the voting and other rights of the holders of our common stock.

Our stock price is volatile.

The trading price of our common stock has been and continues to be subject to fluctuations.  The stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, the operating and stock performance of other companies that investors may deem as comparable and news reports relating to trends in the marketplace, among other factors.  Significant volatility in the market price of our common stock may arise due to factors such as:

•

our developing business;

•

relatively low price per share;

•

relatively low public float;

•

variations in quarterly operating results;

•

general trends in the industries in which we do business;

•

the number of holders of our common stock; and

•

the interest of securities dealers in maintaining a market for our common stock.

As long as there is only a limited public market for our common stock, the sale of a significant number of shares of our common stock at any particular time could be difficult to achieve at the market prices prevailing immediately before such shares are offered, and could cause a severe decline in the price of our common stock.

There are limitations in connection with the availability of quotes and order information on the OTC Markets.

Trades and quotations on the OTC Markets involve a manual process and the market information for such securities cannot be guaranteed. In addition, quote information, or even firm quotes, may not be available.  The manual execution process may delay order processing and intervening price fluctuations may result in the failure of a limit order to execute or the execution of a market order at a significantly different price.  Execution of trades, execution reporting and the delivery of legal trade confirmation may be delayed significantly.  Consequently, one may not be able to sell shares of our Common Stock at the optimum trading prices.

There are delays in order communication on the OTC Markets.

Electronic processing of orders is not available for securities traded on the OTC Marketplace and high order volume and communication risks may prevent or delay the execution of one's OTC Marketplace trading orders.  This lack of automated order processing may affect the timeliness of order execution reporting and the availability of firm quotes for shares of our Common Stock.  Heavy market volume may lead to a delay in the processing of OTC Marketplace security orders for shares of our Common Stock, due to the manual nature of the market.  Consequently, one may not able to sell shares of our Common Stock at the optimum trading prices.

There is a risk of market fraud on the OTC Marketplace

OTC Marketplace securities are frequent targets of fraud or market manipulation. Not only because of their generally low price, but also because the OTCBB reporting requirements for these securities are less stringent than for listed or NASDAQ traded securities, and no exchange requirements are imposed.  Dealers may dominate the market and set prices that are not based on competitive forces. Individuals or groups may create fraudulent markets and control the sudden, sharp increase of price and trading volume and the equally sudden collapse of the market price for shares of our Common Stock.

There is a limitation in connection with the editing and canceling of orders on the OTC Markets.

Orders for OTCBB securities may be canceled or edited like orders for other securities. All requests to change or cancel an order must be submitted to, received and processed by the OTC Markets. Due to the manual order processing involved in handling OTC Markets trades, order processing and reporting may be delayed, and one may not be able to cancel or edit one's order. Consequently, one may not be able to sell its shares of our Common Stock at the optimum trading prices.

Increased dealer compensation could adversely affect our stock price.

The dealer's spread (the difference between the bid and ask prices) may be large and may result in substantial losses to the seller of shares of our Common Stock on the OTC Markets if the stock must be sold immediately.  Further, purchasers of shares of our Common Stock may incur an immediate "paper" loss due to the price spread.  Moreover, dealers trading on the OTC Markets may not have a bid price for shares of our Common Stock on the OTC Markets.  Due to the foregoing, demand for shares of our Common Stock on the OTC Markets may be decreased or eliminated.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock by the selling shareholders. All proceeds from the sale of such shares will be for the account of the selling shareholders. We will pay for expenses of this offering, except that the selling shareholders will pay any broker discounts or commissions or equivalent expenses applicable to the sale of their shares. However, we will receive the sale price of any common stock we sell to the selling shareholders upon exercise of the warrants. We expect to use the proceeds received from the exercise of the warrants, if any, for general working capital purposes. However, selling shareholders will be entitled to exercise warrants on a cashless basis if the shares of common stock underlying the warrants are not then registered pursuant to an effective registration statement. In the event that the parties exercise the warrants on a cashless basis, then we will not receive proceeds from the exercise of those warrants.

SELLING SHAREHOLDERS

This prospectus relates to the offer and sale of 13,464,286 shares of our common stock by the selling shareholders identified below. None of the selling shareholders are or have been affiliates of ours except that (i) Brent Mulliniks is a director on our board of directors and serves as President of our wholly-owned subsidiary Apache Energy Services, LLC; and (ii) Thomas A. Newton and Kenton Chickering are each directors on our board of directors.

The following table sets forth the names of the selling shareholders, the number of shares of common stock owned beneficially by each of them as of November 19, 2014, calculated in the manner described below, the number of shares which may be offered pursuant to this prospectus and the number of shares and percentage of class to be owned by each selling shareholder after this offering. The selling shareholders may sell all, some or none of their shares in this offering. See "Plan of Distribution." We will not receive any proceeds from the sale of the common stock by the selling shareholders. Except as otherwise described in the first paragraph above, none of the selling shareholders has held any position or office or has had any other material relationship with us or any of our affiliates within the past three years other than as a result of his or her ownership of shares of equity securities. This information is based upon information provided by the selling shareholders. Because the selling shareholders may offer all, some or none of their common stock, no definitive estimate as to the number of shares that will be held by the selling shareholders after this offering can be provided.

The number of shares set forth in the second column of the table represents an estimate, as of December 1, 2014, of the number of shares of common stock to be offered by the selling shareholders. The information set forth in the table assumes: (i) conversion of the Series A Preferred and exercise of the related warrants and assumes conversion price for the Series A Preferred of $0.70 and (ii) full exercise of the warrants issued in connection with our Heartland Bank Financing Facility.

The actual number of shares of common stock issuable upon conversion of the Series A Preferred and exercise of the warrants is indeterminate, is subject to adjustment and could be materially less or more than such estimated number depending on factors which cannot be predicted by us at this time, including, among other factors, the future market price of the common stock.

Pursuant to its terms, the Series A preferred stock and the related warrants issued are convertible or exercisable by the Series A holder only to the extent that the number of shares of common stock thereby issuable, together with the number of shares of common stock owned by the Series A holder and its affiliates (but not including shares of common stock underlying unconverted or unexercised options, warrants or convertible securities) would not exceed 9.99% of the then outstanding common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934. Accordingly, the number of shares of common stock set forth in the table as beneficially owned by the selling Series A holder before and after the offering may exceed the number of shares of common stock that it could own beneficially at any given time as a result of their ownership of the Series A preferred stock and the warrant issued in connection therewith.

Except as set forth in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable. A person is considered the beneficial owner of securities that can be acquired within 60 days from the date of this prospectus through the exercise of any option, warrant or right. Shares of common stock subject to options, warrants or rights which are currently exercisable or exercisable within 60 days are considered outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not considered outstanding for computing the ownership percentage of any other person.

The "Common Shares Beneficially Owned after Offering" column assumes the sale of all shares offered. The "Percentage of Common Shares Beneficially Owned after Offering" column is based on 55,192,110  shares of common stock outstanding as of December 1, 2014.

Name of Selling Shareholder	Shares of Common Stock Owned prior to Offering	Maximum Number of Shares of Common Stock to be Offered	Shares of Common Stock Owned after Offering	Percent of Common Stock Owned After Offering

Joel Oppenheim	96,429 (1)	96,429	0	*
Mitchell Lukin	3,675,927 (2)	289,286	3,386,641	6.10
Thomas A. Newton	567,857 (3)	192,857	375,000	*
Kenton Chickering III	3,020,372(4)	96,429	2,923,943	5.28
Marshik Family Trust (5)	613,696 (6)	192,857	420,839	*
Reserve Financial Corp. (7)	2,007,143 (8)	1,157,143	850,000	1.54
The Hewlitt Fund LP (9)	192,857 (3)	192,857	0	*
Merav Abbe Irrevocable Trust (10)	192.857 (3)	192,857	0	*
Iroquois Master Fund Ltd. (11)	964,286 (12)	964,286	0	*
Scot Cohen	1,341,971 (13)	1,253,571	88,400	*
American Capital Management LLC (14)	385,714 (15)	385,714	0	*
Lou & Christy D’Ambrosio Trust (16)	144,643 (17)	144,643	0	*
Joel M. Vanderhoof (35)	192,857 (3)	192,857	0	*
Michael Vanderhoof (35)	192,857 (3)	192,857	0	*
Robert H. Cohen	96,429 (1)	96,429	0	*
Pfeffer & Son A Partnership (18)	308,571 (19)	308,571	0	*
The LMK Family Partnership (20)	520.714 (21)	520,714	0	*
Fortis Business Holdings LLC (22)	173,571 (23)	173,571	0	*
Empire Group Limited (24)	482,143 (25)	482,143	0	*
Lincoln Park Capital Fund LLC (26)	202,500 (27)	202,500	0	*
Charles H. Gregory Testamentary Family Trust (28)	687,057 (29)	192,857	491,200	*

Francis Jungers Trust (30)	898,857 (31)	192,857	706,000	1.27
Heartland Bank (32)	825,000 (33)	825,000	0	*
McClarty Capital Partners SBIC LP	1,675,000 (34)	1,675,000	0	*
Brent Mulliniks	3,462,445	3,250,000	212,445	*

(1)

Includes 71,429 shares of common stock issuable upon conversion of the series A preferred stock and up to 25,000 shares of common stock issuable upon exercise of warrants issued in connection therewith.

(2)

Includes 214,286 shares of common stock issuable upon conversion of the series A preferred stock and up to 75,000 shares of common stock issuable upon exercise of warrants issued in connection therewith.

(3)

Includes 142,857 shares of common stock issuable upon conversion of the series A preferred stock and up to 50,000 shares of common stock issuable upon exercise of warrants issued in connection therewith.

(4)

Includes 71,429 shares of common stock issuable upon conversion of the series A preferred stock and up to 25,000 shares of common stock issuable upon exercise of warrants issued in connection therewith.  Also includes 41,667 shares of common stock under options (either presently exercisable or within 60-days of September 5, 2014).

(5)

The name of the persons who have voting or investment control over the securities owned by the Marshik Family Trust is Francis  X. Marshik and Noriko Marshik.

(6)

Includes 142,857 shares of common stock issuable upon conversion of the series A preferred stock and up to 50,000 shares of common stock issuable upon exercise of warrants issued in connection therewith.   Also includes 137,429 shares held by Francis X. Marshik indivually pursuant to an IRA.

(7)

The name of the person who has voting or investment control over the securities owned by the Reserve Financial Corp. is Keith Paul.

(8)

Includes 857,142 shares of common stock issuable upon conversion of the series A preferred stock and up to 300,000 shares of common stock issuable upon exercise of warrants issued in connection therewith.

(9)

The name of the person who has voting or investment control over the securities owned by The Hewlett Fund LP. is Martin Chopp.

(10)

The name of the person who has voting or investment control over the securities owned by the Merav Abbe Irrevocable Trust is Leo Abbe.

(11)

The name of the persons who have voting or investment control over the securities owned by the Iroquois Master Fund Ltd. are Joshua Silverman and Richard Abbe, managing members of Iroquois Capital Management, LLC, investment manager of Iroquois Master Fund, Ltd.

(12)

Includes 714,286 shares of common stock issuable upon conversion of the series A preferred stock and up to 250,000 shares of common stock issuable upon exercise of warrants issued in connection therewith.

(13)

Includes 928,571 shares of common stock issuable upon conversion of the series A preferred stock and up to 325,000 shares of common stock issuable upon exercise of warrants issued in connection therewith.

(14)

The name of the persons who have voting or investment control over the securities owned by American Capital Management LLC are Michael Bantcher and Kimberly Page.

(15)

Includes 285,714 shares of common stock issuable upon conversion of the series A preferred stock and up to 100,000 shares of common stock issuable upon exercise of warrants issued in connection therewith.

(16)

The name of the persons who have voting or investment control over the securities owned by the Lou & Christy D’Ambrosio Trust is Louis J. D’Ambrosio and Christy D’Ambrosio.

(17)

Includes 107,143 shares of common stock issuable upon conversion of the series A preferred stock and up to 37,500 shares of common stock issuable upon exercise of warrants issued in connection therewith.

(18)

The name of the person who has voting or investment control over the securities owned by Pfeffer & Son A Partnership is Adolph Pfeffer, general partner.

(19)

Includes 228,571 shares of common stock issuable upon conversion of the series A preferred stock and up to 80,000 shares of common stock issuable upon exercise of warrants issued in connection therewith.

(20)

The name of the persons who have voting or investment control over the securities owned by The LMK Family Partnership is Lou Kestenbaum, Joes Kestenbaum and Sarah Rosenfeld.

(21)

Includes 385,714 shares of common stock issuable upon conversion of the series A preferred stock and up to 135,000 shares of common stock issuable upon exercise of warrants issued in connection therewith.

(22)

The name of the persons who have voting or investment control over the securities owned by Fortis Business Holdings LLC is Lou Kestenbaum, Joes Kestenbaum and Sarah Rosenfeld.

(23)

Includes 128,571 shares of common stock issuable upon conversion of the series A preferred stock and up to 45,000 shares of common stock issuable upon exercise of warrants issued in connection therewith.

(24)

The name of the person who has voting or investment control over the securities owned by Empire Group Limited is Alef Laouiti Fleury, trust manager of Primeway, S.A., director of Empire Group.

(25)

Includes 375,143 shares of common stock issuable upon conversion of the series A preferred stock and up to 125,000 shares of common stock issuable upon exercise of warrants issued in connection therewith.

(26)

The name of the persons who has voting or investment control over the securities owned by Lincoln Park Capital Fund LLC are Josh Scheinfeld and Jonathan Cape, the managing members of Lincoln Park Capital LLC who have shared voting and investment power.

(27)

Includes 150,000 shares of common stock issuable upon conversion of the series A preferred stock and up to 52,500 shares of common stock issuable upon exercise of warrants issued in connection therewith.

(28)

The name of the person who has voting or investment control over the securities owned by Charles H. Gregory Testamentary Trust is Charles H. Gregory.

(29)

Includes 142,857 shares of common stock issuable upon conversion of the series A preferred stock; 50,000 shares of common stock issuable upon exercise of warrants issued in connection therewith and and 236,700 shares of common stock held by Roymax Partners Ltd., of which Charles H. Gregory has investment or voting control.  Also includes 205,000 shares of common stock  held by Charles H. Gregory personally.

(30)

The name of the person who has voting or investment control over the securities owned by Francis Jungers Trust is Francis Jungers.

(31)

Includes 142,857 shares of common stock issuable upon conversion of the series A preferred stock and up to 50,000 shares of common stock issuable upon exercise of warrants issued in connection therewith.  Also includes 475,000 shares held by Francis Jungers Trust, of which Mr. Jungers is the trustee and has voting and investment control, 231,000 shares held by Francis Jungers individually.

(32)

The name of the person who has voting or investment control over the securities owned by Heartland Bank is Richard D. O’Brien, Chief Executive Officer in conjunction with the board of directors of Heartland Bank.  Mr. O’Brien disclaims beneficial ownership of the shares owned by Heartland Bank.

(33)

Includes 825,000 shares of common stock issuable upon exercise of warrants.

(34)

Includes 1,675,000 shares of common stock issuable upon exercise of warrants.

(35)

Affiliate of a broker-dealer. Selling shareholder has certified that at the time he/she purchased the shares of common stock underlying the series A preferred stock and warrant being registered hereunder, he/she had no agreements or understanding, directly or indirectly with any person to distribute the subject securities.

PLAN OF DISTRIBUTION

We are registering shares of our common stock, including the shares of common stock issuable upon conversion of our series A preferred stock and upon exercise of the related warrants and upon exercise of the warrants issued to lenders under our Heartland Bank financing facility to permit resale of the shares of common stock by current common stockholders, the holder our series A preferred stock and the related warrants and the holders of warrants issued to lenders under our Heartland Credit Facility from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock, although we may receive up to approximately $4.5 million upon the exercise of the warrants. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling shareholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling shareholder will be responsible for underwriting discounts or commissions or agent's commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

      (1) on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

      (2) in the over-the-counter market,

      (3) in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

      (4) through the writing of options, whether such options are listed on an options exchange or otherwise, or

      (5) through the settlement of short sales.

If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling shareholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to the prospectus. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement estimated to be approximately $52,000 in total, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling shareholders will pay all underwriting discounts and selling commissions, if any.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF BUSINESS

Overview

HII Technologies, Inc. is a Houston, Texas based oilfield services company with operations in Texas, Oklahoma, Ohio and West Virginia focused on commercializing technologies and providing services in frac water management, safety services and portable power used by exploration and production (“E&P”) companies in the United States. We operate through our wholly-owned subsidiaries. The table below provides an overview of our current subsidiaries and their oilfield service activities:

Name	Doing Business As (dba):	Business
Apache Energy Services, LLC	AES Water Solutions	Frac Water Management Solutions
	AES Safety Services	Safety Services
Aqua Handling of Texas, LLC	AquaTex	Frac Water Management Solutions
Hamilton Investment Group, Inc.	Hamilton Water Transfer	Frac Water Management Solutions
KMHVC, Inc.	South Texas Power, STP	Portable Power

The Company changed its name in August 2011 to HII Technologies, Inc. in connection with selling the name and assets of its oilfield valve technology it had previously developed. Since the sale of its oilfield product line in 2011, it has focused on the high value market segments of Water, Power and Safety in the oilfield that management believes are growing markets where the Company’s relationships with its customers, partners, and experience can provide long term stockholder value.

We currently employ 74 persons and also extensively use independent contractor crews in connection with portions of our field service work. Our executive offices are located at 8588 Katy Freeway, Suite 430, Houston, Texas 77024.  Our telephone number is (713) 821-3157 and our Internet address is www.HIITinc.com. The information on, or that may be, accessed from our website is not part of this Prospectus.

Business Development

Organization

Our predecessor, Global Realty Management Group, Inc., or GRMG, was incorporated in the State of Florida in 1997. In June 2002, GRMG reincorporated under the laws of the State of Delaware from the State of Florida pursuant to a merger with a newly formed Delaware corporation. Under the terms of this reincorporation merger, GRMG changed its name from “Global Realty Management Group, Inc.” to “Excalibur Industries, Inc.” in connection with merging with the Excalibur operations. In October 2005, we changed our name from “Excalibur Industries, Inc.” to “Shumate Industries, Inc.” In February 2009, we changed our name from “Shumate Industries, Inc.” to “Hemiwedge Industries, Inc.” to emphasize and focus on our valve product technology after the recent sale of assets related to our contract machining business discussed below. On August 31, 2011, we changed our name to “HII Technologies, Inc.”, which name change was required in connection with the May 2011 asset sale discussed below.

Acquisition of Apache Energy Services, LLC

On September 27, 2012, we consummated the acquisition (the “Acquisition”) of all of the outstanding membership interests of Apache Energy Services, LLC (dba AES Water Solutions), a Nevada limited liability company (“AES”) pursuant to the terms of a Securities Purchase Agreement dated September 26, 2012 by and among us, AES and the members of AES (the “Purchase Agreement”). AES is a water transfer services company serving oilfield customers.  The purchase price consisted of: (a) Cash in the amount of $290,000, of which $250,000 was paid on the closing date and the remaining $40,000 is payable (subject to a purchase price adjustment) in six equal installments, with the first installment payable on the first day of each month beginning the third month following the month in which the Closing occurs and each month thereafter until paid in full; (b) $1,300,000 in 5% subordinated secured promissory notes (the “Notes”), and (c) 6,500,000 shares (the “Shares”) of the registrant’s common stock. The Notes are payable in 12 equal quarterly installments beginning on February 1, 2013 and have a maturity date of November 1, 2015. The Notes are secured by the assets of the registrant and AES. The Shares are subject to a restricted stock agreement pursuant to which 500,000 shares will vest each quarter beginning December 31, 2012. The purchase agreement contains 2-year non-compete/non-solicitation provisions for Messrs. Mulliniks and Cox.

Launch of our Mobile Oilfield Power Business

In December 2012, we launched our mobile oilfield power solutions and services business, which is being conducted through our wholly-owned subsidiary, KMHVC, Inc. (dba South Texas Power, “STP”).

Launch of our Contract Safety Consultant Business

In January 2013, we launched AES Safety Services, our Safety division that offers contract safety professionals, training and inspection services in the field for E&P companies that prefer outsourcing their safety programs or are required by state regulation.

Acquisition of Aqua Handling of Texas, LLC. (dba “AquaTex”).

On November 12, 2013, we consummated the acquisition of all of the outstanding membership interests of AquaTex pursuant to the terms of a Securities Purchase Agreement dated November 11, 2013 by and among the registrant, AquaTex and the members of AquaTex (the “Purchase Agreement”). The purchase price consisted of: (a)  Cash in the amount of $300,000; (b) $500,000 in 5% subordinated secured promissory notes (the “Notes”), and (c) 1,443,696 shares of the registrant’s common stock ($500,000 value based on the trailing 30-day average of the registrant’s common stock).  The Notes are payable in 12 equal quarterly installments beginning on February 1, 2014 and have a maturity date of November 1, 2016.  The Notes are secured by the assets of the AquaTex.  In addition, there exists a working capital adjustment provision whereby we would be required pay the AquaTex members additional cash equal to the amount of any working capital of AquaTex at closing; provided, however, that in the event that AquaTex has negative working capital at closing, then the amount of such negative working capital will be offset against the notes issued to the former AquaTex members at closing   The purchase agreement contains 3-year non-compete/non-solicitation provisions for Messer’s George and Brewer, the former members of AquaTex.

Sale of KMHVC, Inc.’s (f/k/a Hemiwedge Valve Corporation) Assets—Discontinued Operations

On May 10, 2011, we, and our wholly owned subsidiary KMHVC, Inc. (f/k/a Hemiwedge Valve Corporation (“HVC”, collectively the “Sellers’) consummated the sale of substantially all of HVC’s assets to Chromatic Industries, Inc. (“Chromatic”). The sale was effected pursuant to an asset purchase agreement (the “HVC Purchase Agreement”) pursuant to which HVC transferred substantially all of its assets and certain enumerated liabilities to Chromatic. in exchange for approximately $7,688,000 payable as follows: (a) Cash in a net amount (after reduction of repayment of the April 5, 2011 and April 29, 2011 promissory notes issued by, Asymmetric Investments, LLC) equal to $6,032,000, which cash would be paid directly to existing creditors of the Sellers to extinguish Sellers’ debt obligations, with any remainder being paid to the Sellers, and (b) assume scheduled trade account payables and foundry payables of the Sellers not exceeding $1,656,000. In addition, at Closing, the 3,500,000 warrants to purchase our common stock issued to Asymmetric on April 5, 2011 were forfeited. We retained approximately $300,000 in net cash at closing.

Recent Developments

June-July 2014 Series A Preferred and Warrant Financing

From June 21, 2014 through July 8, 2014, we sold 4,000 units (“Units”) to 22 accredited investors at a price of $1,000 per Unit for total gross proceeds of $4,000,000 (of which 3,450 Units were purchased on or after June 27, 2014).  We are offering up to 4,000 Units with each Unit consisting of (i) 1 share of our series A convertible preferred stock (“Series A Preferred”) convertible into shares of our common stock, $0.001 par value per share (“Common Stock”) at a rate of $0.70 per share (the “Conversion Shares”), and (ii) common stock purchase warrants (“Warrants”) to purchase five-hundred (500) shares of Common Stock with an exercise price of $1.00 per whole share exercisable for 3 years after issuance (the “Warrant Shares”).

We used $242,700 of these proceeds as payment for non-exclusive placement agent fees to FINRA registered broker-dealers.   In addition, approximately $500,000 was used to repay outstanding indebtedness under 10% promissory notes.  The remaining proceeds will be used for working capital and general corporate purposes and to fund growth opportunities.

Acquisition of Hamilton Investment Group, Inc.

On August 12, 2014, we consummated the acquisition (the “Hamilton Acquisition”) of all of the outstanding stock of Hamilton Investment Group, Inc.  (“Hamilton”) pursuant to the terms of a Stock Purchase Agreement dated August 11, 2014 by and among the registrant, Hamilton and the stockholders of Hamilton (the “Hamilton Stock Purchase Agreement”). The purchase price consisted of: (a) Cash in the amount of $9,000,000; and (b) 3,523,554 shares (the “Shares”) of the registrant’s common stock ($2,300,000 value based on the trailing 20-day average of the registrant’s common stock).   In addition, there exists a working capital adjustment provision whereby we would be required to pay the Hamilton stockholders additional cash equal to the amount of any working capital of Hamilton in excess of $2,200,000 (“Working Capital Target”) at closing; provided, however, that in the event that Hamilton’s working capital is less than the Working Capital Target at closing, then the amount of such deficit will be offset against the Shares issued to the former Hamilton stockholders at closing   The purchase agreement contains 2-year non-compete/non-solicitation provisions for William M. Hamilton and Sharon K. Hamilton, the former Hamilton stockholders.

Heartland Bank Credit Facility

On August 12, 2014, we and each of our wholly-owned subsidiaries (collectively, the “Borrower”) entered a senior secured credit facility (the “Facility”) with Heartland Bank as Agent consisting of (i) a credit agreement (the "Credit Agreement") with Heartland Bank for a 3-year $12 million term loan (the “Term Loan”) and (ii) an account purchase agreement (the “Purchase Agreement”)

with Heartland Bank, as agent for the purchase and sale of approved receivables of Borrower in amounts not to exceed $6 million (which was increased to $6.6 million pursuant to a First Modification Agreement executed on September 15, 2014). The proceeds of borrowings under the Facility may be used for the payment of a portion of the purchase price for the acquisition of Hamilton; the refinance of outstanding debt under Borrower’s prior accounts receivable facility; working capital needs of us and our subsidiaries; funding of the debt service reserve account and payment of all costs and expenses arising in connection with the negotiation of the Credit Agreement and related documents. On the closing date, the Borrower received proceeds of $12 million under the Credit Agreement and approximately $4.65 million under the Purchase Agreement.  We utilized $9 million to pay a portion of the purchase price for the Hamilton acquisition, approximately $4.75 million to payoff the Borrower’s prior accounts receivable facility, $450,000 in commitment fees, $675,000 to fund Borrower’s debt service reserve account and approximately $190,000 in other expenses related to the Facility.  Borrower retained approximately $1.585 million for working capital.

Borrowings under the Credit Agreement bear interest at a rate per annum equal to WSJ prime plus a spread that ranges from 5.50% to 8.25% per annum depending on the Borrower’s first lien leverage ratio (provided that at no time shall the WSJ prime be less than 4%). The Term Loan requires monthly interest payments, quarterly principal payments of $300,000 and a balloon payment on the August 12, 2017 maturity date.  The Term Loan may be increased by up to an additional $10 million upon request and agreement by the Lenders, but is not a committed amount under the facility.

Under the Purchase Agreement, all approved receivables will be purchased by the lenders thereunder for the face amount of such receivable less the lender’s 1.50% service charge.   In addition, the Purchase Agreement requires a 10% reserve against receivables purchased, which amount will increase from 25-50% for receivables outstanding past 60-90 days, respectively.  The account purchase facility replaces the Company’s previous senior secured revolving facility.

Both the Credit Agreement and the Purchase Agreement require the Borrower to maintain a fixed charge coverage ratio of not less than 1.2:1.0, a first lien leverage ratio of ranging from 3.0:1.0 during 2014  to 2.75:1.0 -2.25:1.0 during 2015 to 2.0:1.0 beginning in 2016, a EBITDA to Interest Expense ratio ranging from 2.75:1.0 during 2014, 3.75:1.0  during 2015 to 4.75 to 1.0 beginning in 2016 and a tangible net worth of not less than $1 million for each quarter beginning December 31, 2014.  The Borrower is also required to maintain a debt service reserve account sufficient to pay all debt and interest expense due in the next fiscal quarter. The restrictive covenants include customary restrictions on the Company's ability to incur additional debt; make investments; grant or incur liens on assets; sell assets; engage in mergers, consolidations, liquidations or dissolutions; engage in transactions with affiliates; and make dividend payments (although the Borrower is allowed to make dividend payments so long as no event of default will result from such payment or in shares of the our stock. In addition, the Credit Agreement contains customary representations and warranties, affirmative covenants and events of default.

The Facility is secured by all of the Borrower’s assets as well as a pledge of our equity in each of our wholly-owned subsidiaries.  We paid a cash structuring fee of $450,000 to the Lenders and also issued a 4-year warrant to purchase 2.5 million shares of the Company’s common stock with an exercise price $1.00 per share in connection with the Facility.

Our Services:

We focus on providing the following oilfield services to E&P companies in the United States:

1.

Frac Water Management Services;

2.

Safety Services; and

3.

Portable Power

Frac Water Management Services

We began offering services to the frac water industry upon consummation of our purchase of Apache Energy Services, LLC on September 27, 2012 and further strengthened its presence in this business with our November 12, 2013 acquisition of Aqua Handling of Texas, LLC, which had contracts with nationally recognized exploration & production companies in the Eagle Ford Shale and South Texas areas, as well as our August 12, 2014 acquisition of Hamilton Investment Group, which has contracts with nationally recognized E&P companies in Eastern Oklahoma.  We offer our services in this line of business under the trade names “AES Water Solutions” “AquaTex” and “Hamilton”.  Initially, we provided only water transfer services.  However, in the past 18 months, we have expanded our services and now provide total frac water management services providing turn-key water solutions for oil and gas exploration and production companies during hydraulic fracturing of oil and gas reservoirs, commonly known as fracing.  In 2013, our water management services division accounted for 71% of our total revenues. While we do not currently perform the frac job itself nor provide the chemicals used in fracing to hold sand or ceramic proppants in the solution; we do provide the above ground temporary infrastructure to transfer and store high volumes of water to frac sites via miles of above ground piping, pumps and related equipment. Our turn-key  services range from drilling water wells, digging and lining water storage pits, renting rapid deployment above ground storage tanks, transporting the water via miles of temporary above ground pipe and high volume pumps to address all of the logistics needs of water during fracing for oilfield operators. We typically work in concert with frac completion companies such as Halliburton, Schlumberger and Baker Hughes (sometimes referred to as “The Big 3”) to send large volumes of water via our top-of-the-line environmentally safe, no-leak pipe and hose systems specifically designed to support water transfer in hydraulic fracing.  Post-frac, we also provide flow back and well testing services typically required by the Operator during the first three or four weeks after the frac to route water and separate frac sand/proppants and gas returning from the frac, herein, “Flow Back”. We also provide high volume frac water recycling with proprietary equipment that can process up to 20,000 barrels of water per day to be reused in frac processes, usually for a cost cheaper than the price of trucking and disposing of the flow back and waste water. When an Operator is finished at a well site or location and requires large volume waste water removal, we offer evaporation services that reduce the trucks needed to haul off remaining waste water usually held in large open pits at location.  These services have been developed to offer a turnkey solution for E&P operators, reduce transportation costs and cut the costs and risks of trucking.

Advances in drilling technology and development of unconventional North American hydrocarbon resources—oil and gas shale fields—allow previously inaccessible or non-economical formations in the earth’s crust to be exploited by utilizing high water pressure methods (or the process known as hydraulic fracturing) combined with proppant fluids (containing sand grains or microscopic ceramic beads) to crack open new perforation depths and fissures to extract large quantities of natural gas, oil, and other hydrocarbon condensates. Complex water flows represent the largest waste stream from these methods of hydrocarbon exploration and production. The U.S. Energy Information Administration’s (EIA) Annual Energy Outlook for 2014  projects that shale and unconventional oil production will peak in 2021 at 4.8m barrels per day (bbl/day) or 51% of the total US Crude Output and projects that total US oil production will rise to 8.2m bbl/day in 2014.  EIA forecasts that horizontal well count will increase 8% in 2014.

In connection with the industry’s horizontal drilling practices of shale and other unconventional resource plays, oil and gas exploration and production (E&P) companies require up to millions of gallons of water to be delivered to frac pads and drill sites during a typical frac job.  According to Lux Research

Inc. the water-related services in oil and gas shale fracturing operations is expected to increase by a multiple of about 15 through 2020.  Spending worldwide for frac-related water management will increase from $1 Billion to approximately $15 Billion annually by 2020.  According to energy research experts at IHS, water management challenges, as well as the market for water management services, will grow significantly in many plays in the U.S. during the next ten years. A new report, The Future of Water in Unconventionals, compiled by Sarah Fletcher, Senior Research Analyst, IHS, says it expects the continental U.S. oilfield water management market to grow to $38 billion by 2022, with demand for water management services in high-activity shale gas and tight oil plays to grow by nearly 40 percent by 2022, to roughly $11.2 billion.

We currently operate in active shale and unconventional resource basins in Oklahoma and Texas such as Eagle Ford Shale, EagleBind, Permian Basin, Delaware Basin, Granite Wash, Mississippian Lime and Woodford.  Our principals have more than 50 years of combined oil and gas experience, with extensive experience in the operation of oil and gas wells in Texas, West Virginia and Kentucky.  We serve customers seeking water acquisition, temporary water transmission and storage, and transportation in connection with shale oil and gas hydraulic fracturing drilling, or “hydro-fracturing,” operations.  We do not currently provide disposal activities, such as salt water disposal wells, and do not operate large water hauling trucks directly. While we can arrange for those services when requested by third parties, our business focus is to address needs onsite through our services.

Safety Services

In January 2013, we launched AES Safety Services, our Safety division that offers contract safety professionals, training and inspection services in the field for E&P companies that prefer outsourcing many of their safety programs or is required by state regulation.  Our oilfield safety division provides experienced trained safety personnel such as contract safety engineers during oilfield operation from site preparation “rigging up” to drilling and completion for E&P customers. AES Safety Services provides flexibility as outsourced safety consultants, training and inspection to its customers and can move quickly in key locations.

Due to increased regulations and safety requirements, Oil and Gas operator companies will be requiring specific safety training which will provide an overview of the safety hazards and day to day operations which are unique to the oil and gas industry.  Oil and gas companies’ spending to address health, safety and environment (HSE) are expected to increase to $56 billion in 2030 up from $35 billion in 2011, as heavily publicized environmental disasters have increased regulatory scrutiny, according to Lux Research.  AES Safety Services has consultant engineers and trainers who are accredited to provide the necessary training courses to comply to the specific state rules and regulations.  Our Safety Services division revenues accounted for 17% of our total revenues in 2013 and are expected to grow in 2014.

Portable Power

In December 2012, we launched our portable power solutions and services division.  This division is being operated through our wholly-owned subsidiary KMHVC, Inc., dba South Texas Power, or STP. Our Power division is focused on providing temporary portable power and related equipment such as light towers for the exploration and production industry. We rent mobile power supply equipment to oilfield operators usually rented on a daily-rental rate basis where field operations are typically remote and no electricity grid exists.

The utility sector is the largest user of temporary power.  The second largest user is the oil and gas industry and North America is the largest market.  Increased power demand, lack of grid stability and support and tendency to lease instead of buying are the major driving factors of the power rental market.

As the number of drill site activity increase, we expect the need for power equipment to increase.  In our experience, companies are becoming inclined to rent equipment rather than purchase for several reasons. This is driven, in part, by issues such as tax treatment of capital assets and the growing awareness and acceptance of outsources manpower and equipment.

Our current equipment rental fleet includes mobile oilfield diesel and natural gas generators (20W to 300kW), safety cooling trailers, light towers, and related equipment. We provide best-in-class service on its rental fleet which is a revenue source in addition to rental revenues. In 2013, our portable power division accounted for 12 % of our total revenues.   We expect our revenues for this division to increase in 2014.

Customers

For all three divisions of Water, Power and Safety, our customers include major United States exploration and production companies as well as independent oil and gas operators that have operations in Texas, Oklahoma, Ohio and West Virginia.  During fiscal year 2013, two of the Company’s customers collectively accounted for more than 50% of our total gross revenues, with one customer accounting for 39% and another accounting for approximately 11%.  No other customers exceeded 10% of revenues during 2013. During fiscal year 2012, only one of the Company’s customers accounted for more than 10% of consolidated revenues at approximately 79%; no other customers exceeded 10% of revenues during 2012. We believe we will reduce the customer concentration risks by engaging new customers and increasing activity of existing less active customers and smaller, newer customer relationships. While we continue to acquire new customers in an effort to grow and reduce our customer concentration risks, management believes these risks will continue for the foreseeable future.

Competitors

AquaTex AES Water Solutions and Hamilon’s focus is on total frac water management services. Currently, larger better capitalized private companies such as Select Energy Services, Rockwater Energy Solutions and Stallion Oilfield Services possess larger equipment fleets, more manpower and are competitors that have longer industry tenure and greater resources than us. As a result, the market in which AquaTex, AES and Hamilton operate is highly competitive.

AES Safety Services’ current focus is on providing contractor safety engineers and professionals, training classes and onsite inspection services. We have identified Total Safety as a larger more capitalized competitor as well as local operating contractors. While we believe this safety service is a relatively new niche market of E&P companies starting to outsource their field safety professionals, we do not have a broad base of clientele and competition is anticipated by us from larger more established oilfield services companies with greater resources than us. As such, the market in which AES Safety Services operates is anticipated to be highly competitive.

South Texas Power (STP), our mobile oilfield generator rental business is limited by its fleet size and regional geographic scope. Many of its competitors are substantially more capitalized, offer a much wider array of sizes and classes of generator and light tower equipment and many of which have lower costs of capital to procure such equipment. Firms such as Light Tower Rentals (LTR) and NOV Portable Power (National Oilwell Varco) have a national presence and more established relationships than us. As a result, the market that STP operates in is highly competitive.

Competition is influenced by such factors as price, capacity, availability of work crews, health, safety and environmental programs, legal compliance, technology, equipment, reputation and experience of the service provider.

Seasonality

While our water transfer services are primarily offered in Oklahoma and Texas, and our portable power rentals just in Texas; they can be impacted by seasonal factors. Generally, its business can be negatively impacted during the winter months due to inclement weather, fewer daylight hours and holidays. During periods of heavy snow, ice or rain, our customers may temporarily cease operations or our equipment may not be readily available, thereby reducing our ability to provide services and generate revenues. In addition, these conditions may impact our customer’s operations, and, as our customers’ drilling activities are curtailed, our services may also be reduced. Weather plays less of a role in our current areas in the Southwest United States where usually the weather is less severe.

Governmental Regulation

Frac Water Management Services

Our Water Management Services business is subject to extensive and evolving federal, state or provincial and local environmental, health, safety and transportation laws and regulations. These laws and regulations are administered by the U.S. EPA and various other federal, state and local environmental, zoning, transportation, land use, health and safety agencies in the United States. Many of these agencies regularly examine our operations to monitor compliance with these laws and regulations and have the power to enforce compliance, obtain injunctions or impose civil or criminal penalties in case of violations. In recent years, the oil and gas industry that we serve has perceived an increase in both the amount of government regulation and the number of enforcement actions being brought by regulatory entities against operations in related industries. AES expects this heightened governmental focus on regulation and enforcement to continue.

The primary United States federal statutes affecting our business are summarized below:

The Clean Water Act (the “CWA”), and comparable state statutes, impose restrictions and controls on the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the Environmental Protection Agency (the “EPA”) or an analogous state agency. The CWA regulates storm water run-off from oil and natural gas facilities and requires a storm water discharge permit for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations. The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of the United States unless authorized by an appropriately issued permit. The CWA and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges of oil and other pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

The Safe Drinking Water Act (SDWA) is the primary statute that governs injection wells. Although as early as the 1930s a few States had regulations concerning discharges to ground water, the regulations were primarily concerned with communication with surface water or subsurface oil reservoirs. By the mid-1960s, state agencies were actively involved with ground water pollution issues. Federal authority for ground water and injection wells began in 1972. Although ground water was not specifically addressed by the Clean Water Act of 1972, Congress required that, in order to qualify for participation in the National Pollutant Discharge Elimination System (NPDES) permitting program, States must have adequate authority to issue permits that control the “disposal of pollutants into wells.”

In 1974, with the enactment of the Safe Drinking Water Act (SDWA), the Federal government took an active role in underground injection control. During deliberations for SDWA in 1974, Congress recognized the existence of a wide variety of injection wells, and struggled to provide a statutory definition that might include all possible injection types and practices. Congress included the “deeper than wide” specification in order to distinguish injection wells from pits, ponds, and lagoons, which were the subject of a different Federal initiative.

Thus, injection through a well is defined as the subsurface emplacement of fluids through a bored, drilled, or driven well or through a dug well where the depth of the dug well is greater than the largest surface dimension; or a dug hole whose depth is greater than the largest surface dimension; or an improved sinkhole; or a subsurface distribution system.

Since 1980, more than 150 Federal Register notices have been published regarding UIC, including additional regulations, amended regulations, explanations of procedures, and guidance. The UIC program was EPA’s major tool to protect ground water until the 1986 Amendments. In 1986, Congress created a larger Federal role in the protection of all ground water from sources other than underground injection. The definition of a UIC well was updated in December 1999, and the new definition makes it clear that many systems not typically thought of at first as a “well” actually meet the definition. The updated definition includes systems such as field tile systems, large capacity septic systems, mound systems and leach beds.

SDWA was amended in 1977, 1979, 1980 and again in 1986. Additionally, Congress reauthorized and amended SDWA in 1996. Many of the changes to the Act over time were focused on procedures to be followed by EPA and/or State UIC programs. Some very significant impacts were felt in the program, however, when Section 1425 was added in 1980. Section 1425 allows a State to obtain primacy from EPA for oil and gas related injection wells, without being required to adopt the complete set of applicable Federal UIC regulations. The State must be able to demonstrate that its existing regulatory program is protecting USDWs without the State regulations being as stringent as Federal rules.

The Occupational Safety and Health Act of 1970, as amended, establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration, and various reporting and record keeping obligations as well as disclosure and procedural requirements. Various standards for notices of hazards, safety in excavation and demolition work and the handling of asbestos, may apply to our operations. The Department of Transportation and OSHA, along with other federal agencies, have jurisdiction over certain aspects of hazardous materials and hazardous waste, including safety, movement and disposal. Various state and local agencies with jurisdiction over disposal of hazardous waste may seek to regulate movement of hazardous materials in areas not otherwise preempted by federal law.

The Comprehensive Environmental Response, Compensation and Liability Act, referred to as “CERCLA” or the Superfund law, and comparable state laws impose liability, potentially without regard to fault or legality of the activity at the time, on certain classes of persons that are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current or former owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of hazardous substances that have been released at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of investigating and cleaning up hazardous substances that have been released into the environment, for damages to natural resources and for the costs of some health studies. In addition, neighboring landowners and other third parties may file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment.

The federal Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, referred to as “RCRA,” regulates the management and disposal of solid and hazardous waste. Some wastes associated with the exploration and production of oil and natural gas are exempted from the most stringent regulation in certain circumstances, such as drilling fluids, produced waters and other wastes associated with the exploration, development or production of oil and natural gas. However, these wastes and other wastes may be otherwise regulated by the EPA or state agencies. Moreover, in the ordinary course of our operations, industrial wastes such as paint wastes and waste solvents may be regulated as hazardous waste under RCRA or considered hazardous substances under CERCLA.

In the course of operations, some equipment may be exposed to naturally occurring radiation associated with oil and natural gas deposits, and this exposure may result in the generation of wastes containing naturally occurring radioactive materials, or “NORM.” NORM wastes exhibiting trace levels of naturally occurring radiation in excess of established state standards are subject to special handling and disposal requirements, and any storage vessels, piping and work area affected by NORM may be subject to remediation or restoration requirements. Because many of the properties presently or previously owned, operated or occupied by us have been used for oil and natural gas production operations for many years, it is possible that we may incur costs or liabilities associated with elevated levels of NORM.

Our Strengths

We believe that the following strengths provide us with competitive advantages:

Focus on Critical Oilfield Services. We have a strategic commitment to three key areas of the oilfield services market; Water, Safety and Power. We have a full suite of frac water services from water sourcing, above-ground storage tanks, water transfer to frac site, flow back services post-frac, recycling and reclamation evaporation services to provide turn-key solutions for our customers. We believe these services are critical for current industry practice of horizontal drilling and its related hydraulic fracturing.

Established Position in Core Oilfield Markets.   We have an established presence and believe we are well positioned in active oilfield markets including Permian Basin, Delaware Basin, Eagle Ford Shale, Eaglebine, Granite Wash, Woodford and Mississippian Lime.

Innovative Green Technology. We have brought, via licensing and strategic arrangements, innovative approaches to frac water management including onsite high volume recycling performed usually cheaper than the alternative of trucking and disposal. We offer evaporation services to oilfield operators during site location wind-down where large volume open pits’ water can be rapidly evaporated in lieu of trucking and disposal of waste water, reducing expenses for operators.

Expertise in Industry.  Our management team has significant experience in the markets in which they serve, and our Chief Executive Officer has served as an executive officer since 2002 and developed expertise in the energy services industry from operating an oilfield machining and manufacturing operation from 2002 through 2008 and an oilfield valve product line company from 2005 through May 2011. Our AES President is a third generation oilfield executive, degreed petroleum engineer, and trained frac engineer who is an expert in hydro-fracing and its water transfer needs.  We believe this expertise will allow us to develop new service lines and products efficiently and effectively.

Substantial Relationships.  Our management team has substantial ties to the energy community resulting from their previous positions in water transfer companies, portable power, safety consulting and oilfield services companies. We believe these relationships will enhance our ability to secure customers, hire experienced sought-after employees and identify new opportunities.

Equipment fleet.  Our firm has market leading oilfield customized equipment in its generator fleet and water transfer equipment. We believe this young fleet of equipment provides us a market advantage with reliability and a positive image with our customers.

 Superior Service.  The Company believes in superior service which in the oilfield means 24/7 response in our operating divisions, building a level of trust with our customers by responding timely to any concerns.

Our Safety

We are committed to emphasizing and focusing on safety in the workplace.  We currently have a variety of safety programs in place, which include periodic safety meetings and training sessions to teach proper safety work procedures.  We have established “best practices” processes throughout most of our operations to ensure that our employees comply with safety standards that we establish and to ensure full compliance with federal, state and local laws and regulations.  In addition, we intend to continue to emphasize the need for an accident-free workplace.

Risk Management and Insurance

The primary risks in our operations are property damage, workers’ compensation, and third-party bodily injury.  We maintain insurance above certain self-insured limits for liability for bodily injury, third-party property damage, and workers’ compensation, all of which we consider sufficient to insure against these risks.

Intellectual Property

We do not presently own any material property in the form of patents. We do not have any contractual agreement or licensing arrangements for its products. There are no patents held by third parties. We do not have any contractual agreements or licensing arrangements with its suppliers for products.

We intend to develop or license new technologies through our ongoing product development efforts or negotiations with technology inventors. If there is an invention, the Company would pursue intellectual property applications and patents. However, there can be no assurances of any future property developments.

Employees

We currently employ 74 persons and also extensively use independent contractor crews in connection with our field service work. Our executive offices are located at 8588 Katy Freeway, Suite 430, Houston, Texas 77024.  Our telephone number is (713) 821-3157 and our Internet address is www.HIITinc.com.   The information on, or that may be, accessed from our website is not part of this Prospectus.

DESCRIPTION OF PROPERTY

Our executive offices are located at 8588 Katy Freeway, Suite 430, Houston, Texas 77024.  The lease has an initial monthly lease rate of $5,535.35 plus monthly common area maintenance (CAM) fees of $2,965.10 (estimated).  Beginning September 2016, the monthly lease rate increases to $5,907.85 and the monthly CAM fees are estimated to remain at $2,965.10 (with actual costs to be reconciled at the end of each year).South Texas Power and AquaTex maintain a facility in South Texas near Tuletta, Texas for $3,500 per month on a one year lease expiring in January 2015. AES Water Solutions maintains several storage yards and facilities in Oklahoma and Texas for a total of approximately $3,500 per month on a month-to-month basis. AES Safety Solutions has a lease in Ohio for $1,295 per month and one in South Texas for $2,500 per month, each on a month to month basis. Management believes the relationships with all of its landlords are good.

Hamilton Investment Group leases two storage yards in Oklahoma under 3-year leases ending on August 2017 for a total of $6,000 per month.  Hamilton Investment Group also leases office space in Guthrie Oklahoma under a six month lease ending February 2015 at a rate of $850 per month.

LEGAL PROCEEDINGS

We are party to claims and litigation that arise in the normal course of business.  Management believes that the ultimate outcome of these claims and litigation will not have a material impact on our financial position or results of operations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of December 1, 2014 as to each person or group who is known to us to be the beneficial owner of more than 5% of our outstanding voting securities and as to the security and percentage ownership of each of our executive officers and directors and of all of our officers and directors as a group.  As of December 1, 2014, we had 55,192,110 shares of common stock outstanding.

Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities.  Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of this Registration Statement are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name And Address(1)	Number Of Shares Beneficially Owned		Percentage Owned
5% Stockholders:
Mitchell Lukin (2)	3,675,927	(3)	6.63%
William M. Hamilton (4)	3,523,554	(5)	6.38
Sharon K. Hamilton (4)	3,523,554	(5)	6.38
Billy Cox	3,340,445		6.05

Officers and Directors:
Matthew C. Flemming	1,304,683		2.36%
Kenton Chickering III	3,024,538	(6)	5.47
Leo B. Womack	1,386,403	(7)	2.51
Brent Mulliniks	3,462,455		6.27
Thomas “Alex” Newton	567,857	(8)	1.03

All directors and officers as a group (5 persons)	9,746,016		17.66%

 *Less than 1%.

(1)

Unless otherwise noted, the address is c/o HII Technologies, Inc., 8588 Katy Freeway, Suite 430, Houston, Texas, 77024.

(2)

The address is 1728 South Blvd., Houston, Texas 77098.

(3)

Includes 214,286 shares upon conversion of series A preferred stock and 75,000 shares of common stock upon exercise of warrants.

(4)

The address is P. O. Box 1137, Guthrie OK 73044.

(5)

Includes 1,761,777 shares held by the stockholder's spouse.

(6)

Includes: 12,700 shares of common stock held by Mr. Chickering’s wife; 50,000 shares of common stock held in an account for Mr. Chickering’s grandchildren, under which account Mr. Chickering is the custodian; 45,833 shares of common stock under options (either presently exercisable or within 60-days of December 1, 2014); 71,429 shares of common stock upon conversion of Series A preferred stock and 25,000 shares under presently exercisable warrants.

         (7) Includes: 641,570 shares held by a trust of which Mr. Womack is a trustee; 230,500 held under a pension plan under which Mr. Womack is the beneficiary and 45,833 shares of common stock under options (either presently exercisable or within 60-days of December 1, 2014).

        (8)  Includes 142,857 shares upon conversion of series A preferred stock and 50,000 shares of common stock under presently exercisable warrants.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is certain information concerning our directors and executive officers:

Name	Age	Position
Matthew C. Flemming	45	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director
Kenton Chickering III	78	Director
Leo B. Womack	71	Director
Brent Mulliniks	53	Director, President-Apache Energy Services (dba AES Water Solutions (AES))
Thomas A. Newton	64	Director

Matthew C. Flemming is our Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary, and Chairman of the Board since June 2011.  Mr. Flemming has served as a director and was Chief Financial Officer previous to June 2011, since April 2002. From June 1999 to March 2001, he served as Chief Executive Officer of WorldByNet, Inc. a Houston, Texas based privately held Internet company. From January 1994 to May 1999, Mr. Flemming served as Chief Executive Officer of FARO Pharmaceuticals, Inc., a privately held specialty products company.  From May 1991 to December 1993, he was a Series 7 licensed financial advisor with Eppler, Guerin and Turner, a regional investment banking firm in the southwest.  Mr. Flemming received a Bachelor of Arts in Finance from the University of Houston.  Mr. Flemming is a former restructuring officer of Excalibur Holdings, Inc., Excalibur Aerospace, Excalibur Steel, and Excalibur Services, all former direct or indirect subsidiaries of our company, prior to their respective filings for bankruptcy protection. Mr. Flemming also currently serves as a Board member of a privately-held media company.

Kenton “Ken” Chickering III is a director.  Until May 11, 2011, Mr. Chickering also served as our President and Chief Executive Officer.  Mr. Chickering was appointed to President and Chief Executive Officer on October 8, 2008 and became a director of our Company on September 12, 2006.  From 1976 to 1999, Mr. Chickering held various positions with Daniel Industries and Daniel Valve Co., including Executive Vice President, Vice President of Sales and Marketing 1984-1988, and President

of Daniel Valve Company from 1988-2003. In 1999, Emerson Electric Co. (NYSE:EMR) purchased Daniel Valve Company. Later it was sold to SPX Corporation (NYSE: SPW) in 2002.  From 2003 to 2005, Mr. Chickering was Vice President of Development for SPX Valves & Controls, a division of SPX.  Daniel Valve Company is a global manufacturer and marketer of valves for applications such as pipelines, loading and unloading terminals.  From 1962 to 1976, Mr. Chickering was the Regional Manager for the eastern U.S. and Saudi Arabia for General Valve Co., a company that manufactured and marketed an expanding plug valve for pipeline service, which now is a part of Cameron International.  Prior thereto, Mr. Chickering served three years as a petroleum officer in the U.S. Air Force and was a petroleum engineer with Humble Oil, a company that was subsequently acquired by Exxon.  Mr. Chickering received his B.S. in Petroleum Engineering from the University of Oklahoma in 1957.  Mr. Chickering was the Chairman of the Valve Manufacturing Association in 1998.  Mr. Chickering was also the Pipeline Committee Chairman of the ASME Petroleum Division in 1990 and the Chairman of the Petroleum Division Executive Committee in 1996.

Leo B. Womack is a director.  Mr. Womack has been the President of Gulf Equities Realty Advisors, Inc., a diversified real estate portfolio management company, since 1986.  He has also been the Chairman of Fairway Medical Technologies, Inc., a medical device company and a portfolio company of the Baylor College of Medicine Venture Fund since 1996.  From 1969 to 1978, Mr. Womack was the managing partner of a local and later national CPA firm. He has served on the Board and as Chairman of the Houston Angel Network and on National Committees of the Angel Capital Association.  He is and has served on the Board of Directors of several public companies and currently serves as Audit Committee Chair and Director of our Company.  Mr. Womack is licensed as a CPA and holds other professional licenses. He is a Director of SHAPE, The Society for Heart Attack Prevention and Eradication as well as numerous startup companies.

Brent Mulliniks is a director. Mr. Mulliniks is President of AES Water Solutions, one of our wholly-owned subsidiaries, and became a director of HII Technologies, Inc. upon closing of our acquisition of AES Water Solutions on September 27, 2012.  Mr. Mulliniks is a petroleum engineer with over 30 years of experience in the oil and gas industry.  Mr. Mulliniks co-founded AES Water Solutions to support oil and gas companies’ initiatives in horizontal drilling, hydraulic fracturing and the related water transfer needs for that market.  Mr. Mulliniks has been the President of The Phoenix Group LLC, an oil and gas consultancy since 1998. During this time as a consultant, he served as Vice-President of Engineering for Reichmann Petroleum Corporation, where he was in charge of the development of the North Texas Barnett Shale during 2002 to 2006.   From 1992 to 1998, Mr. Mulliniks was Vice President of Oil and Gas Operations for Devonian Resources, Inc., an independent oil and gas company, primarily working unconventional reservoir including the Devonian Shale and Coal Bed Methane. Mr. Mulliniks has been responsible for the operation of over 200 oil and gas wells located in West Virginia, Kentucky, Kansas, and Texas.   He was also previously employed with Geo-Assets Inc. as a Petroleum Engineer in the evaluation of producing and non-producing properties.  Mr. Mulliniks received his Bachelor of Science in Petroleum Engineering from Texas Tech University, Lubbock, Texas, and his Associates degree in Geology from Odessa Junior College, Odessa, Texas.

Thomas “Alex” Newton is a director.  Since 1999, Mr. Newton has been the owner and operator of Siteworks, Inc., a manufacturer of cast stone for the construction industry. From 1997-1999, Mr. Newton was President and Chief Operating Officer of Daniel Industries,  a manufacturer and marketer of oilfield and industrial products (and previously an NYSE publicly traded corporation until its acquisition by Emerson in 1999).  From 1987-1997, Mr. Newton worked at various oilfield divisions within CAMCO International, including as President of Reed Tool Company from 1996-1997 and Vice President and General Manager of Hycalog from 1993-1996.  Mr. Newton served in various capacities at NL Industries in its oilfield services group from 1981-1987 and Chromalloy American Corporation from 1977-1980. Mr. Newton served in the United States Navy as a Lieutenant and is a Vietnam veteran. Mr. Newton received an MBA from Harvard Graduate School of Business Administration and a BA in Management Science from Duke University.

Director Independence and Qualifications

Our Board of Directors has determined that Messrs. Womack, Chickering and Newton are “independent” as defined under the standards set forth in Section 121A of the American Stock Exchange Company Guide.  In making this determination, the Board of Directors considered all transactions set forth under “Certain Relationships and Related Transactions” below.   Messrs. Womack, Chickering and Newton are members of the Audit, Compensation, and Nomination and Governance Committees.

We considered Messrs. Flemming’s and Chickering’s prior experience in the energy services industry and the public sector as officers of and directors of our prior company were important factors in concluding that they were qualified to serve as one of our directors.  In addition, we determined that Mr. Flemming’s prior experience with high growth start-up companies to be an important factor in concluding that he was qualified to serve as one of our directors.  We considered Mr. Mulliniks experience in the energy services industry and his education as a petroleum engineer as important factors in concluding that he was qualified to serve as one of our directors. Regarding Mr. Womack, we considered his prior experience with our operating company as well as his prior experience with small capitalization publicly reporting companies, his CPA certification and his current experience serving as a director of another company as important factors in concluding that he was qualified to serve as one of our directors. We considered Mr. Newton’s experience in the oilfield industry as well as his operational and management experience as relevant factors in concluding that he was qualified to serve as one of our directors.

Involvement in Certain Legal Proceedings

None of our directors or executive officers has, during the past ten years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

•

been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or

•

been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

During 2004, Excalibur Steel, Excalibur Services, and Excalibur Aerospace, and during 2005 Excalibur Holdings, Inc., had their debts and liabilities discharged in bankruptcy.  Mr. Flemming who is currently an officer and member of our Board of Directors was an officer and director during these periods. Excalibur Steel, Excalibur Services, Excalibur Aerospace, and Excalibur Holdings, Inc. are all former direct or indirect subsidiaries of our company.

None of our remaining officers or directors has had any bankruptcy petition filed by or against any business of which he was a general partner or executive officer, either at the time of the bankruptcy or within two years prior to that time other than Mr. Flemming as discussed above.

Family Relationships

None.

Communications with the Board of Directors

Stockholders can send communications to the Board of Directors by sending a certified or registered letter to the Chairman of the Board, care of the Secretary, at our main business address set forth above. Communications that are threatening, illegal, or similarly inappropriate, and advertisements, solicitations for periodical or other subscriptions, and other similar communications will generally not be forwarded to the Chairman.

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid to the Chief Executive Officer for services rendered during the fiscal years ended December 31, 2013, and 2012.  Also included in the table below is the compensation for the two highest paid employees of our wholly-owned subsidiary Apache Energy Services, LLC (AES), but who are not executive officers of the registrant.

Summary Compensation Table
					All Other
Name and Position	Year	Salary	Bonus		Compensation	Total ($)
Matthew C. Flemming	2013	$186,923 (1)	$105,952		$10,220 (3)	$303,096
President and Chief Executive Officer (since May 2011) and Chief Financial Officer, Secretary and Treasurer	2012	$106,356 (1)	--		$--	$106,356

Brent Mulliniks	2013	$180,000	51,669	(4)	$--	$231,669
President—Apache Energy Services (Since September 27, 2012)	2012	$45,000	29,338.	(5)	$--	$74,338

Billy Cox	2013	$180,000	51,669	(4)	$--	$231,669
EVP—Apache Energy Services (Since September 27, 2012)	2012	$45,000	29,338	(5)	$--	$74,338

(1)

$57,000 was accrued and not paid during the period

(2)

$6,606 was accrued and not paid during the period.

(3)

Includes $7,500 for automobile allowance and $2,720 for life insurance premiums.

(4)

$9,354 was accrued and not paid during the period.  Bonus payments based on a percentage of AES’ EBITDA as provided for in such employee’s employment agreement with AES.

(5)

$29,338 was accrued and not paid during the period.  Bonus payments based on a percentage of AES’ EBITDA as provided for in such employee’s employment agreement with AES.

All Other Compensation

None

Outstanding Equity Awards

None.

Employment Agreements

We currently have an employment agreement with our President, Chief Executive Officer and Chief

Financial Officer, Matthew C. Flemming, which was entered into on January 30, 2014.

A description of the material terms of Mr. Flemming’s agreement is set forth below.

Matthew C. Flemming.  We entered into an employment agreement with Matthew C. Flemming pursuant to which we employ Mr. Flemming as our President, Chief Executive Officer and Chief Financial Officer. The agreement is for an initial term of three years and continues for successive three month periods thereafter.  The Agreement provides for an annual base salary during the term of the agreement of $200,000, subject to potential upwards adjustments at the discretion of the Compensation Committee of the Board of Directors. Mr. Flemming may also receive bonuses at the discretion of the Compensation Committee payable in cash, options or common stock.

The agreement also contains the following material provisions: (i) reimbursement for all reasonable travel and other out-of-pocket expenses incurred in connection with his employment; (ii) four (4) weeks paid vacation leave, which shall entitle Mr. Flemming to a cash payment for any unused vacation time at the end of each fiscal year; (iii) medical, dental and life insurance benefits (up to $3,500 per year); (iv) an $750 per month automobile allowance; and (vi) 24 month non-compete/non solicitation terms.

Our wholly-owned subsidiary, Apache Energy Services, has employment agreements with each of Brent Mulliniks and Billy Cox.  The material terms of these agreements are set forth below:

On September 27, 2012, AES entered into three-year employment agreements with each Brent Mulliniks and Billy Cox.  Under the terms of the agreements, Apache Energy Services agreed to pay Messrs. Mulliniks and Cox a base salary of $180,000 per year. In addition to their base salary, Messrs. Mulliniks and Cox will receive quarterly bonus payments (“Quarterly Bonus Payments”) equal to the product of (i) Apache’s EBITDA in any calendar month(s) during said quarter in excess of $100,000 for such calendar months multiplied by (ii) twenty-three percent (23%) multiplied by (iii) fifty percent (50%).   The employment agreements contain 2-year non-complete/non-solicitation provisions.  These agreements also provide for reimbursement for all reasonable travel and out of pocket expenses, 15-days paid vacation and medical benefits.

Potential Payments upon Termination

Under the terms of Mr. Flemming’s employment agreements, he is entitled to a severance payment of six (6) month’s salary at the then-applicable base salary rate in the event that we terminate his employment without cause, if Mr. Flemming resigns with good reason (as defined in the employment agreement) or in the event that his employment is terminated due to death or disability.

The following table sets forth quantitative information with respect to potential payments to be made to Mr. Flemming upon termination in various circumstances. The potential payments are based on the terms of each of the Employment Agreement discussed above. For a more detailed description of the Employment Agreement, see the “Employment Agreements” section above.

Name	Potential Payment upon Termination (1)
Matthew C. Flemming	$100,000	(2)

(1)	Employee entitled to six months’ severance at the then applicable base salary rate.

(2)	Based on Mr. Flemming’s current annual base salary of $200,000.

Compensation of Directors

The following table sets forth the compensation paid to each director (other than compensation set forth under Executive Compensation) for services rendered during the fiscal year ended December 31, 2013.  Mr. Newton was appointed as a director on April 16, 2014 and thus not included in the table below.

	Fees Earned or
	Paid in	Stock	Option	All Other
Name	Cash	Awards ($)	Awards ($)	Compensation		Total ($)
Kenton Chickering	$ 10,000 (1)	--	$26,500 (2)	–		$36,500
Leo B. Womack	$ 10,000 (1)	--	$26,500 (2)	–		$36,500
Matthew C. Flemming	$ _	_	_		–	_
Brent Mulliniks	$ _	_	_		–	_

(1)

On February 4, 2014, the board agreed to pay $10,000 to each of Kenton Chickering and Leo Womack for their service in fiscal 2013.   These fees have not yet been paid.

(2)

On February 4, 2014, the board granted options to purchase 50,000 shares of common stock to each of Kenton Chickering and Leo Womack at an exercise price of $0.58 per share for their services in fiscal 2013.  The Company’s closing price was $0.53 on the date of grant.

All directors receive reimbursement for reasonable out-of-pocket expenses in attending Board of Directors meetings and for promoting our business.  Our independent directors Kenton Chickering and Leo Womack did not receive any cash for reimbursement of expenses in 2013.

From time to time we may engage certain members of the Board of Directors to perform services on our behalf.  In such cases, we compensate the members for their services at rates no more favorable than could be obtained from unaffiliated parties.  Other than as set forth above, we did not engage any members of the Board of Directors to perform services on our behalf in 2013 or 2012.

Code of Ethics

We have adopted a code of ethics that applies to the principal executive officer and principal financial and accounting officer.  We will provide to any person without charge, upon request, a copy of our code of ethics.  Requests may be directed to our principal executive offices at 8588 Katy Freeway, Suite 430, Houston Texas 77024.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

On September, 24, 2012, Kenton Chickering loaned us $50,000 in consideration of a (i) 10% subordinated secured promissory notes and warrants to purchase shares of the registrant’s common stock; (ii) a Class A warrant to purchase 300,000 shares of common stock at an exercise price of $0.10 per share and (ii) a Class B Warrant to purchase up to 150,000 shares of common stock at an exercise price of $0.10 per share.  The note has a maturity date of September 26, 2013. The notes are secured by our assets.  In September 2013, the maturity date was extended to February 23, 2014.  The note was paid in full on February 21, 2014.

During 2012, Mr. Chickering provided us cash advances to the Company totaling $140,000 and received $25,000 in repayment leaving a balance due as of December 31, 2012, of $115,000.  During 2013, Mr. Chickering provided additional cash advances of $63,000 and received $20,000 in repayment

of $20,000 leaving a balance due at December 31, 2013 of $158,000.   Mr. Chickering purchased $4,200 of equipment for our wholly owned subsidiary, KMHVC, Inc. dba STP during 2013 and sold it to STP for $4,200 during 2013.  On March 31, 2014, Mr. Chickering provided us with a cash advance of $75,000.  The aggregate amount outstanding under these advances was $183,000 as of August 31, 2014

On September 26, 2012, in connection with our acquisition of Apache Energy Services, LLC (AES), we issued $1,300,000 of subordinated secured promissory notes to Brent Mulliniks and Billy Cox (the sole members of AES) as partial consideration for the purchase of the limited liability company units of AES.  Upon closing of the acquisition, Mr. Mulliniks was appointed to our Board of Directors and each of Mr. Mulliniks and Mr. Cox are officers of AES, which is now our wholly-owned subsidiary.  The notes bear interest at 5% and are payable in 12 equal quarterly installments beginning February 1, 2013 and have a maturity date of November 1, 2015.  Messrs. Mulliniks and Cox were not related parties at the time of our acquisition of AES.  The aggregate amount outstanding under these notes was $541,667 at October 31, 2014.

On November 12, 2013, in connection with our acquisition of Aqua Handling of Texas, LLC (AquaTex), we issued Chris George a subordinated secured promissory note in the amount of $245,000 as partial consideration for the purchase of his limited liability company units of AquaTex.  Mr. George continues to be an officer of AquaTex, which is now our wholly-owned subsidiary.  The note bears interest at 5% and is payable in 12 equal quarterly installments beginning on February 1, 2103 and matures on November 1, 2016.  Mr. George was not a related party at the time of our acquisition of AquaTex.  The aggregate amount outstanding under this note was $173,042 as of October 31, 2014.

Effective August 12, 2014, Hamilton Investment Group and HII Technologies, Inc. entered into an agreement with S&M Assets, LLC, an entity controlled by William M. Hamilton, president of Hamilton Investment Group, our wholly-owned subsidiary.  Under the agreement, we and Hamilton Investment Group agreed to purchase of 13 ½ miles of 10” and 12” layflat hose and aluminum pipe for $1,516,000 on or before August 12, 2015.  The purchase price will be offset by any amounts paid in excess of $100,000 under the equipment lease with S&M Assets referred to below.

Effective August 12, 2014, Hamilton Investment Group and HII Technologies Inc. entered into an equipment lease with S&M Assets, LLC for the equipment for 13 ½ miles of 10” and 12” layflat  hose and aluminum pipe for a flat fee of $10,000 per month.  This equipment will be leased until purchased on the terms set forth above.  William M. Hamilton president of Hamilton Investment Group, our wholly-owned subsidiary controls S&M Assets LLC.

Effective August 12, 2014, Hamilton Investment Group entered into a 3-year property lease with S & M Assets, LLC for the premises located at 4564 E Hwy 105, Guthrie, Oklahoma at a rate of $4,500 per month.  William M. Hamilton president of Hamilton Investment Group, our wholly-owned subsidiary controls S&M Assets LLC.

Effective August 12, 2014 Hamilton Investment Group entered into a 6-month property lease for the premises located at 210 N. Buffalo Ave, Guthrie OK from Craig Hamilton, son of William M. Hamilton at rate of $850  per month.

Effective August 12, 2014, Hamilton Investment Group entered into a 3-year property lease with S & M Assets, LLC for the premises located at 37920 CRE1710, Colgate, Oklahoma at a rate of $1,500 per month. William M. Hamilton president of Hamilton Investment Group, our wholly-owned subsidiary controls S&M Assets LLC.

We believe that the foregoing transactions were in our best interests. Consistent with Section 144 of the Delaware General Corporation Law, it is our current policy that all transactions between us and our officers, directors and their affiliates will be entered into only if such transactions are approved by a majority of the disinterested directors, are approved by vote of the stockholders, or are fair to us as a corporation as of the time it is authorized, approved or ratified by the board. We will conduct an appropriate review of all related party transactions on an ongoing basis, and, where appropriate, we will utilize our audit committee for the review of potential conflicts of interest.

Director Independence

Our Board of Directors has determined that Messrs. Womack, Chickering and Newton are “independent” as defined under the standards set forth in Section 121A of the American Stock Exchange Company Guide.  In making this determination, the Board of Directors considered all transactions set forth under “Certain Relationships and Related Transactions” below.   Messrs. Womack, Chickering and Newton are members of the Audit, Compensation, and Nomination and Governance Committees.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

On January 13, 2012 FINRA assigned our common stock the trading symbol “HIIT.” Our stock is quoted on the OTC Markets (QB Marketplace Tier).  The shares of our common stock commenced trading on February 29, 2012.

Our common was stock traded on the OTC Bulletin Board under the symbol “HWEG.OB” from February 19, 2009 until February 9, 2011, the date on which the Securities and Exchange Commission issued its order revoking the registration of the common stock of HII Technologies, Inc. due to our failure to comply with Section 13(a) and Rules 13a-1 and 12a-13 of the Securities Exchange Act of 1934 because we did not file any periodic reports with the Securities and Exchange Commission since the period ended March 31, 2009.  Our failure to file financial reports was a direct result of capital constraints.  Selling our assets in May 2011 provided additional working capital while reducing substantially all indebtedness.  We are registering our securities at this time as we believe having publicly traded securities will provide certain benefits, such as: (i) the ability to use public securities to make acquisitions of assets or businesses; (ii) increased visibility in the financial community; (iii) the facilitation of borrowing from financial institutions; (iv) enhanced ability to raise capital; and (v) compensation of key employees through stock options.  We may seek to have our securities quoted on the OTCBB in the future.  Before that date our common stock traded on the OTC Bulletin Board under the symbol “SHMT.OB” October 20, 2005.  Prior to February 19, 2009, our common stock traded on the OTC Bulletin Board under the symbol “EXCB.OB” since June 10, 2002.  Before that date, our common stock traded on the OTC Bulletin Board under the symbol “GRMA.OB,” and before that, it traded on the OTC Bulletin Board under the symbol “GRMG.OB.”  The following table shows the high and low bid prices for our common stock for each quarter since January 1, 2013 as reported by the OTC Bulletin Board.

We consider our stock to be “thinly traded” and any reported sale prices may not be a true market-based valuation of our stock.  Some of the bid quotations from the OTC Bulletin Board set forth below may reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

2014 (OTC Markets)	High Bid	Low Bid
First quarter Second quarter Third quarter Forth quarter	$0.85 0.76 0.93 1.10	$0.42 0.53 0.55 0.76

2013 (OTC Markets)	High Bid	Low Bid
First quarter	$0.21	$0.10
Second quarter	0.29	0.15
Third quarter	0.32	0.24
Fourth quarter	0.62	0.28

2012 (OTC Markets)	High Bid	Low Bid
First quarter	$0.08	$0.03
Second quarter	0.06	0.02
Third quarter	0.10	0.03
Fourth quarter	0.10	0.07

As of November 19, 2014, there were 55,192,110 shares of common stock outstanding, which were held by approximately 379 record stockholders.  This does not include an indeterminate number of beneficial shareholders whose shares are held by brokers in street name.  In addition, as of the date of this prospectus, we have reserved 2,453,000 shares of common stock for issuance upon exercise of outstanding options, 3,445,000 shares of common stock for issuances of remaining awards available under our 2012 Stock Incentive Plan and 5,728,000 shares for issuance upon exercise of outstanding warrants.

Dividend Policy

We have not paid cash dividends on our common stock since our inception and we do not contemplate paying dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans.  The following provides information concerning compensation plans under which our equity securities are authorized for issuance as of the year ended December 31, 2013.

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	153,000	$0.10	1,231,860
Equity compensation plans not approved by security holders (2)	1,836,000	$0.18	4,409,000
Total	1,989,000	$0.17	5,640,860

(1)

2005 Stock Incentive Plan.  On April 29, 2005, our Board of Directors adopted, and on October 19, 2005, our stockholders approved, our 2005 Stock Incentive Plan.  The purpose of the plan is to further align the interests of employees, directors and non-employee consultants with those of the stockholders by providing incentive compensation opportunities tied to the performance of the common stock and by promoting increased ownership of the common stock by such individuals.

The plan is also intended to advance the interests of the company and its shareholders by attracting, retaining and motivating key personnel upon whose judgment, initiative and effort the successful conduct of the Company’s business is largely dependent.  We are permitted to grant awards of stock options, stock awards, and restricted stock awards under the plan.  The maximum aggregate number of shares of common stock that may be issued and sold under all awards granted under the plan is 10,000,000 shares, and as of December 31, 2013, we have issued 8,615,140 shares under the plan, and there are options to purchase 153,000 shares currently outstanding under this plan.

(2)

2012 Stock Incentive Plan. On April 9, 2012, our Board of Directors adopted the 2012 Stock Incentive Plan. The purpose of our 2012 Stock Incentive Plan is to advance the best interests of the company by providing those persons who have a substantial responsibility for our management and growth with additional incentive and by increasing their proprietary interest in the success of the Company, thereby encouraging them to maintain their relationships with us. Further, the availability and offering of stock options and common stock under the plan supports and increases our ability to attract and retain individuals of exceptional talent upon whom, in large measure, the sustained progress, growth and profitability which we depend. The total number of shares available for the grant of either stock options or compensation stock under the plan is 10,000,000 shares, subject to adjustment.  Our Board of Directors administers our plan and has full power to grant stock options and common stock, construe and interpret the plan, establish rules and regulations and perform all other acts, including the delegation of administrative responsibilities, it believes reasonable and proper. Any decision made, or action taken, by our Board of Directors arising out of or in connection with the interpretation and administration of the plan is final and conclusive.  The Board of Directors, in its absolute discretion, may award common stock to employees of, consultants to, and directors of the company, and such other persons as the Board of Directors or compensation committee may select, and permit holders of common stock options to exercise such options prior to full vesting therein and hold the common stock issued upon exercise of the option as common stock. Stock options may also be granted by our Board of Directors or compensation committee to non-employee directors of the company or other persons who are performing or who have been engaged to perform services of special importance to the management, operation or development of the company.  In the event that our outstanding common stock is changed into or exchanged for a different number or kind of shares or other securities of the company by reason of merger, consolidation, other reorganization, recapitalization, combination of shares, stock split-up or stock dividend, prompt, proportionate, equitable, lawful and adequate adjustment shall be made of the aggregate number and kind of shares subject to stock options which may be granted under the plan.  Our Board of Directors may at any time, and from time to time, suspend or terminate the plan in whole or in part or amend it from time to time in such respects as our Board of Directors may deem appropriate and in our best interest. The maximum aggregate number of shares of common stock that may be issued and sold under all awards granted under the plan is 10,000,000 shares, and as of December 31, 2013, we have issued 3,755,000 shares under the plan, and there are options to purchase 1,836,000 shares outstanding under this plan.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized by our Certificate of Incorporation to issue 250,000,000 shares of common stock, $0.001 par value.

As of December 1, 2014 we had issued and outstanding approximately 55,192,110 shares of common stock.  Holders of our common stock are entitled to one vote per share on all matters subject to stockholder vote.  If the Board of Directors were to declare a dividend out of funds legally available therefore, all of the outstanding shares of common stock would be entitled to receive such dividend ratably.  We have never declared dividends and we do not intend to declare dividends in the foreseeable future.  If our business was liquidated or dissolved, holders of shares of common stock would be entitled to share ratably in assets remaining after satisfaction of our liabilities.

Holders of common stock do not have cumulative voting rights.

Preferred Stock

Our Certificate of Incorporation permits us to issue up to 10,000,000 shares of preferred stock, par value $0.001 per share.  The preferred stock may be issued in any number of series, as determined by the Board of Directors, the Board may by resolution fix the designation and number of shares of any such series of preferred stock and may determine, alter or revoke the rights, preferences, privileges and restrictions pertaining to any wholly unissued series and the Board may increase or decrease the number of shares of any such series (but not below the number of shares of that series then outstanding.)

Series A Preferred Stock

On June 11, 2014, the Company filed with the Delaware Secretary of State a Certificate of Designation of Series A Convertible Preferred Stock (the “Series A Certificate of Designation”) which sets forth the rights, preferences and privileges of the Series A Convertible Preferred Stock (the “Series A Preferred”) under which 3,000 shares of Series A Preferred with a stated value of $1,000 per share were authorized under the Series A Certificate of Designation.  On June 27, 2014, we filed a Certificate of Increase (the “Certificate of Increase”) to the Certificate of Designation concerning our Series A Convertible Preferred Stock with the Secretary of State of the State of Delaware increasing the number of authorized shares of our Series A Convertible Preferred Stock from 3,000 to 4,000 shares. There are currently 4,000 shares of Series A Preferred issued and outstanding.

Pursuant to the terms of the Series A Certificate of Designation, each share of Series A Preferred: (i)  is entitled to receive cumulative cash dividends at an annual rate of 10% out of any funds and assets of the Company legally available therefor, prior and in preference to any declaration or payment of any dividend payable on the Common Stock, payable quarterly; (ii) is convertible into a number of shares of Common Stock equal to the quotient of $1,000 divided by the conversion price then in effect, which is initially $0.70; (iii) votes generally with the Common Stock on an as-converted basis on all matters, other than those matters on which the Series A Preferred is entitled to vote as a separate class by law or as set forth in the Series A Certificate of Designation; (iv) is senior to the Common Stock upon a liquidation of the Company; (v) is automatically converted into Common Stock at the then applicable conversion price: (A) (1) if the underlying conversion shares are registered or such conversion shares are eligible for resale under Rule 144 under the Securities Act of 1933 and (2) Company’s stock price is at least $1.60 for 40 trading days during a 60 trading day period with average daily volume of at least 50,000 shares during those 40 trading days; (B) upon the written consent of the holders of 50% of the Series A Preferred, or,

(C) on June 30, 2017; and (vi) is entitled to anti-dilution adjustments in the event of a dividend, stock split, reclassification, reorganization, consolidation or merger.

Warrants

Warrants issued in our Series A Preferred Stock Offering

The Warrants issued in our June-July 2014 Series A Preferred Stock offering enable the holder to purchase the shares of Common Stock underlying the Warrants at $1.00 per whole share, during a three-year term commencing on the final closing of the offering.   We issued warrants to purchase 2,000,000 shares of our common stock in this offering.  In the event a Warrant is partially exercised, a new Warrant for the remaining number of such shares will be issued upon surrender of the Warrant at the principal office of the Company. There will be no fractional share exercise.

Warrant holders are not entitled to vote, receive dividends, or exercise any of the rights of a stockholder of the Company for any purpose until the Warrants have been duly exercised and payment of the purchase price has been made. The Warrants are issued in unregistered form and may be presented for transfer, exchange, or exercise at the corporate office of the Company.

These warrants may be exercised on a cashless basis only if: (1) the current Market Price of one share of Common Stock is greater than the Exercise Price and (2) the Warrant Shares are not registered on an effective registration statement

The Warrants contain “piggyback” registration rights for the resale of the shares issuable upon exercise of the Warrants.

Warrants issued under the Heartland Credit Facility

The Warrants to our lenders under the Heartland Credit Facility in August 2014 enable the holder to purchase the shares of Common Stock underlying the Warrants at $1.00 per whole share, during a four-year term commencing on the closing of the facility. We issued warrants to purchase 2,500,000 shares of our common stock to the lenders under this facility.  In the event a Warrant is partially exercised, a new Warrant for the remaining number of such shares will be issued upon surrender of the Warrant at the principal office of the Company. There will be no fractional share exercise.

Warrant holders are not entitled to vote, receive dividends, or exercise any of the rights of a stockholder of the Company for any purpose until the Warrants have been duly exercised and payment of the purchase price has been made. The Warrants are issued in unregistered form and may be presented for transfer, exchange, or exercise at the corporate office of the Company.

These warrants may be exercised on a cashless basis only if: (1) the current Market Price of one share of Common Stock is greater than the Exercise Price and (2) the Warrant Shares are not registered on an effective registration statement

The Warrants contain “piggyback” registration rights for the resale of the shares issuable upon exercise of the Warrants.

Anti-Takeover Provisions

Our articles of incorporation contain provisions that might have an anti-takeover effect. These provisions, which are summarized below, may have the effect of delaying, deterring or preventing a change in control of our company. They could also impede a transaction in which our stockholders might receive a premium over the then-current market price of our common stock and our stockholders’ ability to approve transactions that they consider to be in their best interests.

Our articles of incorporation permits our board of directors to issue preferred stock. We could authorize the issuance of a series of preferred stock which would grant to holders preferred rights to our assets upon liquidation, the right to receive dividend coupons before dividends would be declared to holders of shares of our existing preferred stock and our existing preferred stock and common stock. Our current stockholders have no redemption rights. In addition, as we have a large number of authorized but unissued shares, our board of directors could issue large blocks of voting stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval.

Transfer Agent

Our transfer agent and registrar is American Registrar and Transfer Company located at 342 East 900 South, Salt Lake City, Utah 84111, telephone: (801) 363-9065.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Indeglia & Carney, LLP, Los Angeles, California.

EXPERTS

The financial statements of HII Technologies, Inc. included in this prospectus and in the registration statement have been audited by MaloneBailey, LLP., independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance on such report, given the authority of said firm as an expert in auditing and accounting.

The financial statements of Hamilton Investment Group, Inc. included in this prospectus and in the registration statement have been audited by Ham, Langston & Brezina L.L.P., independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance on such report, given the authority of said firm as an expert in auditing and accounting.

AVAILABLE INFORMATION

We are filing with the SEC this registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock and our company, please review the registration statement, including exhibits, schedules and reports filed as a part thereof. Statements in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement, set forth the material terms of such contract or other document but are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

We are also subject to the informational requirements of the Exchange Act which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information along with the registration statement, including the exhibits and schedules thereto, may be inspected at public reference facilities of the SEC at 100 F Street N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

HII TECHNOLOGIES, INC.

Audited Statements;

Unaudited Statements:

HAMILTON INVESTMENT GROUP, INC.

Audited Statements;

Unaudited Statements:

Consolidated Balance Sheets as of June 30, 2014 and December 31, 2013 (audited)	101
Consolidated Statements of Operations for the six months ended June 30, 204 and 2013	102
Consolidated Statement of Cash Flows for the six months ended June 30, 2014 and 2013	103
Notes to Unaudited Consolidated Financial Statements	104

PRO FORMA FINANCIAL STATEMENTS.OF HII TECHNOLOGIES, INC. AND HAMILTON INVESTMENT GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

HII Technologies, Inc.

Houston, Texas

We have audited the accompanying consolidated balance sheets of HII Technologies, Inc. and its subsidiaries (collectively, the “Company”), as of December 31, 2013 and 2012 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HII Technologies, Inc. and its subsidiaries as of December 31, 2013 and 2012 and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ MALONEBAILEY, LLP

www.malone-bailey.com

Houston, Texas

March 28, 2014

HII TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS

	December 31	December 31
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$ 866,035	$ 379,336
Accounts receivable, net of allowance of $79,116 and $0	3,708,012	1,297,103
Current portion of note receivable	294,755	11,614
Current portion of deferred financing costs	33,541	-
Prepaid expense and other current assets	111,147	55,515
Total current assets	5,013,490	1,743,568

Property and equipment, net of accumulated depreciation of $133,081 and $23,442	2,076,512	537,881
Note receivable, net of current portion	-	3,722
Deposits	33,960	-
Deferred financing costs, net of current portion	19,949	-
Intangible assets	227,000	-
Goodwill	2,852,107	1,897,380
Total assets	$ 10,223,018	$ 4,182,551

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$ 3,421,153	$ 364,974
Accounts payable and other liabilities, related parties	158,000	340,248
Accrued expenses and other liabilities	703,302	323,417
Line of credit	2,678,992	-
Current portion of notes payable - related parties, net of discount of $0 and $13,133	545,926	520,200
Current portion of secured notes payable, net of discount of $0 and $103,926	85,000	896,074
Total current liabilities	7,592,373	2,444,913

Long term liabilities:
Notes payable	1,158,855	-
Notes payable - related parties net of current portion	585,958	866,667
Total liabilities	9,337,186	3,311,580

Commitments and contingencies	-	-

Stockholders' equity
Preferred stock, $.001 par value, 10,000,000 shares authorized,
no shares issued or outstanding	-	-
Common stock, $.001 par value, 250,000,000 shares authorized,
48,424,712 and 43,317,683 shares issued and outstanding	48,424	43,317
Additional paid-in-capital	28,121,023	26,913,135
Accumulated deficit	(27,283,615)	(26,085,481)

Total stockholders' equity	885,832	870,971

Total liabilities and stockholders' equity	$ 10,223,018	$ 4,182,551

See accompanying notes to consolidated financial statements

HII TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2013 and 2012

	2013	2012

REVENUES	$ 14,551,695	$ 1,751,434

COST OF REVENUES	10,735,064	973,819

GROSS PROFIT	3,816,631	777,615

OPERATING EXPENSES:
Selling, general and administrative	4,233,374	684,138
Bad debt expense	162,243	-

Total operating expenses	4,395,617	684,138

INCOME (LOSS) FROM OPERATIONS	(578,986)	93,477

OTHER INCOME (EXPENSE)
Gain on liability settlement	-	58,975
Loss on extinguishment of liability	(96,297)	-
Acquisition expenses	(17,000)	(147,788)
Interest income	6,457	-
Interest expense	(405,951)	(63,715)

NET LOSS BEFORE INCOME TAXES	(1,091,777)	(59,051)

PROVISION FOR INCOME TAXES	(106,357)	-

NET LOSS	$ (1,198,134)	$ (59,051)

Basic and diluted net loss per share	$ (0.03)	$ -

Weighted average shares outstanding-Basic and diluted	45,277,518	36,952,731

See accompanying notes to consolidated financial statements

HII TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2013 and 2012

			Additional
	Common Stock		Paid-In	Accumulated
	Shares	Par	Capital	Deficit	Total

Balances at December 31, 2011	33,820,183	$ 33,820	$ 26,093,575	$(26,026,430)	$ 100,965

Common stock issued for services	2,935,000	2,935	118,835	-	121,770
Common stock issued in purchase of Apache Energy Services LLC	6,500,000	6,500	546,000	-	552,500
Warrants issued in conjunction with notes payable	-	-	145,157	-	145,157
Warrants exercised	62,500	62	3,063	-	3,125
Stock options issued for services	-	-	6,505	-	6,505
Net loss	-	-	-	(59,051)	(59,051)

Balances at December 31, 2012	43,317,683	$ 43,317	$ 26,913,135	$(26,085,481)	$ 870,971

Common stock issued for lease deposit	350,000	350	31,150	-	31,500
Common stock issued for services	870,000	870	193,930	-	194,800
Common stock issued in purchase of Aqua Handling of Texas LLC	1,443,696	1,444	547,160	-	548,604
Warrants exercised	700,000	700	49,300	-	50,000
Warrants exercised and applied to debt reductions	1,720,000	1,720	168,080	-	169,800
Warrants issued for extension of secured note	-	-	55,154	-	55,154
Stock options exercised using cashless provision	23,333	23	(23)	-	-
Stock options issued for services	-	-	163,137	-	163,137
Net loss	-	-	-	(1,198,134)	(1,198,134)

Balances at December 31, 2013	48,424,712	$ 48,424	$ 28,121,023	$(27,283,615)	$ 885,832

See accompanying notes to consolidated financial statements

HII TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2013 and 2012
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (1,198,134)	$ (59,051)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of note payable discount	117,059	28,098
Amortization of deferred finance costs	26,408	-
Stock-based compensation	163,137	6,505
Stock issued for services	194,800	121,770
Depreciation	131,069	23,442
Loss on extinguishment of liability	96,297	-
Warrants issued for extension of secured note	55,154	-
Bad debt expense	162,243	-
Loss on asset sale	8,851	-
Changes in:
Accounts receivable	(2,265,326)	(1,028,756)
Notes receivable	6,859
Prepaid expense and other current assets	(20,410)	26,455
Deposits	(33,960)	-
Accounts payable	2,487,242	322,586
Accounts payable and other liabilities - related parties	(225,248)	-
Accrued expenses and other liabilities	204,807	204,575
Net cash used in operating activities	(89,152)	(354,376)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash received from the sale of property and equipment	64,273	-
Cash paid for purchase of AES net of cash received	-	(44,861)
Cash paid for purchase of Aqua Tex net of cash received	(271,962)
Cash paid for purchase of property and equipment	(1,685,721)	(516,203)
Net cash used in investing activities	(1,893,410)	(561,064)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of warrants	50,000	3,125
Proceeds from sale-leaseback transaction	109,775	-
Proceeds from advances - related party	63,000	115,000
Payments against advances - related party	(20,000)	-
Payments for deferred financing costs	(30,698)	-
Proceeds from notes payable - related party	-	100,000
Proceeds from notes payable	850,000	1,000,000
Proceeds from line of credit, net	2,117,192	-
Payments on notes payable	(670,008)	-
Net cash provided by financing activities	2,469,261	1,218,125
NET INCREASE IN CASH AND CASH EQUIVALENTS	486,699	302,685
CASH AND CASH EQUIVALENTS, beginning of period	379,336	76,651
CASH AND CASH EQUIVALENTS, end of period	$ 866,035	$ 379,336
Supplemental disclosures:
Cash paid for income taxes	$ -	$ 26,088
Cash paid for interest	187,816	10,534
Noncash investing and financing activities
Notes issued in connection with acquisitions	500,000	1,300,000
Shares issued in connection with acquisitions	548,604	552,500
Working capital adjustment in connection with acquisitions	(21,853)	225,248
Debt discount due to shares and warrants issued with debt	-	145,157
Payment on secured note paid directly from line of credit	512,600	-
Note receivable received for accounts receivable due	290,000	-
Debt reduction from the exercise of warrants	169,800	-
Deferred financing costs paid directly from line of credit	49,200	-
Common stock issued for lease deposit	31,500	-
See accompanying notes to consolidated financial statements

HII TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

Description of Business. HII Technologies, Inc. (“we”, “our”, “the Company” or “HII”) (f/k/a Hemiwedge Industries, Inc.) is a Houston, Texas based oilfield services company with operations in Texas, Oklahoma, Ohio and West Virginia focused on commercializing technologies in frac water management, safety services and portable power used by exploration and production (“E&P”) companies in the United States. We operate through our wholly-owned subsidiaries, Apache Energy Services, LLC (dbas “AES Water Solutions” and “AES Safety Services”; collectively “AES”), Aqua Handling of Texas, LLC (“Aqua Tex”) and KMHVC, Inc. (dba “South Texas Power” and “STP”).  The Company’s total frac water management services subsidiary does business as AES Water Solutions and manages the logistical and transportation associated with the water used typically during hydraulic fracturing and completions of horizontally drilled oil and gas wells.  AES Safety Services is the Company’s onsite oilfield contract safety consultancy providing experienced trained safety personnel during oilfield site preparation, drilling and completion activities and related operations enhancing safety for E&P customers and providing the flexibility as outsourced safety consultants to its customers to quickly address their needs.  The Company’s oilfield power subsidiary does business as South Texas Power (STP) and operates a fleet of mobile generators, light towers and related equipment for in-field power where remote locations provide little or no existing electrical infrastructure.

Principles of consolidation. The consolidated financial statements include the accounts of HII and its wholly-owned subsidiaries KMHVC, Aqua Tex and Apache Energy Services, LLC, a Nevada limited liability company (dba “AES”). Significant inter-company accounts and transactions have been eliminated.  A separate set of financials for AES from inception, January 4, 2012, through the date of the acquisition, September 27, 2012, are presented following those of HII as AES satisfies the requirements for predecessor reporting.

Reclassifications. Certain amounts in the consolidated financial statements of the prior year have been reclassified to conform to the presentation of the current year for comparative purposes.

Use of Estimates in Financial Statement Preparation.  The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Acquisition Accounting.  The Company’s acquisitions are accounted for under the acquisition method of accounting whereby purchase price is allocated to tangible and intangible assets acquired and liabilities assumed based on fair value. The excess of the fair value of the consideration conveyed over the fair value of the net assets acquired is recorded as goodwill. The consolidated statements of operations for the fiscal years presented include the results of operations for each of the acquisitions from the date of acquisition.

Customer Concentration and Credit Risk. Two customers represented 50% of revenues for the year ended December 31, 2013 and one customer represented 79% of revenues for the year ended December 31, 2012. The Company believes it will continue to reduce the customer concentration risks by engaging new customers and increasing activity of existing less active customers and smaller, newer customer relationships. While the Company continues to acquire new customers in an effort to grow and reduce its customer concentration risks, management believes these risks will continue for the foreseeable future.

The Company maintains demand deposits with commercial banks. At times, certain balances held within these accounts may not be fully guaranteed or insured by the U.S. federal government. The uninsured portion of cash are backed solely by the assets of the underlying institution. As such, the failure of an underlying institution could result in financial loss to the Company.

Cash and Cash Equivalents.  For purposes of the statements of cash flows, cash equivalents include all highly liquid investments with original maturities of three months or less.

Accounts Receivable.  Accounts receivable are comprised of unsecured amounts due from customers.  The Company carries it accounts receivable at their face amounts less an allowance for bad debts. The allowance for bad debts is recognized based on management’s estimate of likely losses per year, based on past experience and review of customer profiles and the aging of receivable balances.  As of December 31, 2013, the allowance for bad debts was $79,116. As of December 31, 2012, no allowance for bad debts was required.

Deferred Financing Costs.  Costs relating to obtaining financing are capitalized and amortized over the term of the related debt using the straight-line method. Amortization of deferred financing costs charged to expense for the years ended December 31, 2013 and 2012 were $26,408 and $0, respectively.

Property and Equipment.  Property and equipment is valued at cost. Additions are capitalized and maintenance and repairs are charged to expense as incurred.  Gains and losses on dispositions of equipment are reflected in operations.  Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are three to ten years.

Long-lived Assets.  The Company reviews the carrying value of its long-lived assets annually or whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate.   The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition.  If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.

Intangible Assets.  Intangible assets acquired in a business acquisition are initially measured at their fair value.  The intangible assets are amortized over their estimated useful lives using the straight-line method.

Goodwill.  Goodwill acquired in a business acquisition is initially measured at cost being the excess of the cost of business combination over the net fair value of the identifiable assets, liabilities and contingent liabilities. Following the initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but instead, it is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Company performs its goodwill impairment testing at the reporting unit level.  There was no impairment of goodwill as of December 31, 2013 and 2012.

Revenue Recognition.  Revenue is recognized when all of the following criteria are met: 1) persuasive evidence of an arrangement, 2) delivery has occurred, 3) the price is fixed and determinable, and 4) collectability is reasonably assured.  AES, AquaTex and STP receive verbal orders from customers for services to be rendered.

Cost of Revenues.  Cost of revenue includes all direct expenses incurred to produce the revenue for the period.  This includes, but is not limited to, employee cost, contract labor, equipment rental, equipment maintenance, and fuel.  Cost of revenues are recorded in the same period as the resulting revenue.

Income Taxes.  Income tax expense is based on reported earnings before income taxes.  Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for consolidated financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying enacted tax rates in effect in years in which the differences are expected to reverse.

The Company also follows the guidance related to accounting for income tax uncertainties. In accounting for uncertainty in income taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. No liability for unrecognized tax benefits was recorded as of December 31, 2013 and 2012.

Stock-Based Compensation.  The Company accounts for share-based awards issued to employees and non-employees in accordance with the guidance on share-based payments. Accordingly, employee share-based payment compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period. Additionally, share-based awards to non-employees are expensed over the period in which the related services are rendered at their fair value.

Fair Value of Financial Instruments.  The carrying value of short-term instruments, including cash, accounts payable and accrued expenses, and short-term notes approximate fair value due to the relatively short period to maturity for these instruments.  The long-term debt approximate fair value since the related rates of interest approximate current market rates.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs.  The Company utilizes a three-level valuation hierarchy for disclosures of fair value measurements, defined as follows:

Level 1:	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2:

inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3:	inputs to the valuation methodology are unobservable and significant to the fair value

The Company does not have any assets or liabilities that are required to be measured and recorded at fair value on a recurring basis.

Basic and Diluted Net Loss per Share.  Basic loss per share is computed using the weighted average number of shares of common stock outstanding during each period. Diluted income (loss) per share includes the dilutive effects of common stock equivalents calculated using the treasury stock method, which assumes that all share-based awards are exercised and the hypothetical proceeds from exercise are used to purchase common stock at the average market price during the period.  For the year ended December 31, 2013 potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.

Recently Adopted Accounting Standards.  No new accounting pronouncement issued or effective has had, or is expected to have, a material impact on the Company’s consolidated financial statements.

NOTE 2 – ACQUISITIONS

On September 27, 2012, we closed the acquisition of all of the outstanding membership interests of AES pursuant to the terms of a Securities Purchase Agreement dated September 26, 2012, by and among the Company, AES and the members of AES (the “Purchase Agreement”).  The purchase price consisted of: (a) cash in the amount of $290,000, of which $250,000 was paid on the closing date and the remaining $40,000 is payable (subject to a purchase price adjustment) in six equal installments, with the first installment payable on the first day of each month beginning the third month following the month in which the closing occurred and each month thereafter until paid in full; (b) $1,300,000 in 5% subordinated secured promissory notes (see Note 5), and (c) 6,500,000 common shares, which shares vest pursuant to restricted stock agreements.

The acquisition of AES has been accounted for as a business combination whereby the purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their fair values as of the acquisition date.  Related acquisition costs amounting to approximately $146,000 were expensed outright and are shown under other income (expense) in the consolidated statements of operations.

A summary of the purchase price consideration and related purchase price allocation are shown below:

Purchase Price
Cash at closing	$ 250,000
Working capital adjustment - cash due	225,248
Notes	1,300,000
Stock	552,500
Total purchase price	$2,327,748

Purchase Price Allocation
Cash	$ 205,139
Accounts receivable	268,347
Prepaids	11,917
Property and equipment, net	45,120
Accounts payable	(37,921)
Accrued expenses	(15,324)
Sales tax payable	(46,910)
Goodwill	1,897,380
Total purchase price	$2,327,748

Unaudited pro forma operation results for the year ended December 31, 2012 as though the Company had acquired AES on the first day of fiscal year 2012 are set forth below.

PROFORMA STATEMENT OF OPERATIONS
For the year ended December 31, 2012
(unaudited)

REVENUES	$ 3,071,645

COST OF REVENUES	1,776,275

GROSS PROFIT	1,295,370

OPERATING EXPENSES:
Selling, general and administrative	637,973
Professional fees	23,720

Total operating expenses	661,693

NET INCOME FROM OPERATIONS	$ 633,677

On November 12, 2013, we consummated the acquisition  of all of the outstanding membership interests of AquaTex  pursuant to the terms of a Securities Purchase Agreement dated November 11, 2013 by and among the Company, AquaTex and the members of AquaTex . The purchase price consisted of: (a) Cash in the amount of $300,000; (b) $500,000 in 5% subordinated secured promissory notes (the “Notes”), and (c) $500,000 in common stock based upon the trailing 30-day average of the Company’s common stock which resulted in the issuance of 1,443,696 shares (the “Shares”) of the Company’s common stock which had a fair value of $548,604.  The Notes are payable in 12 equal quarterly installments beginning on February 1, 2014 and mature on November 1, 2016.  The Notes are secured by the assets of AquaTex.  In addition, there exists a working capital adjustment provision whereby the Company would be required to pay the AquaTex members additional cash equal to the amount of any working capital of AquaTex at closing; provided, however, that in the event that AquaTex has negative working capital at closing, then the amount of such negative working capital will be offset against the notes issued to the

former AquaTex members at closing   The purchase agreement contains a 3-year non-compete/non-solicitation provisions for Messer’s George and Brewer, the former members of AquaTex.

A summary of the purchase price consideration and related purchase price allocation are shown below:

Purchase Price
Cash at closing	$ 300,000
Notes	500,000
Working capital adjustment to Notes	(21,853)
Stock	548,604
Total purchase price	$1,326,751

Purchase Price Allocation
Cash	$ 28,038
Accounts receivable	597,825
Intangible assets	227,000
Property and equipment, net	166,877
Accounts payable	(568,936)
Accrued expenses	(78,780)
Goodwill	954,727
Total purchase price	$1,326,751

The identifiable intangible asset consisted of customer relationships of $227,000 and was valued using an income approach and amortized over a period of seven years.

Unaudited pro forma operation results for the year ended December 31, 2013 as though the Company had acquired AquaTex on the first day of fiscal year 2013 are set forth below.

PROFORMA STATEMENT OF OPERATIONS
For the year ended December 31, 2013
(unaudited)

REVENUES	$ 16,696,334

COST OF REVENUES	12,050,906

GROSS PROFIT	4,645,428

OPERATING EXPENSES:
Selling, general and administrative	5,043,070
Professional fees	162,243

Total operating expenses	5,205,313

LOSS FROM CONTINUING OPERATIONS	(559,885)

OTHER EXPENSE
Loss on extinguishment of liability	(96,297)
Interest expense	(412,576)

NET LOSS BEFORE INCOME TAXES	(1,068,758)

PROVISION FOR INCOME TAXES	(106,357)

NET LOSS	$ (1,175,115)

NOTE 3 – NOTE RECEIVABLE

On August 1, 2013, the Company agreed to take a secured note for $290,000 for a past due accounts receivable from a customer.  The note is subject to annual interest of 5% with principal and interest due on July 31, 2014. The note is secured by interests owned under an oil and gas lease.

On June 29, 2012 the Company agreed to take a promissory note for $20,000 in conjunction with a legal settlement. The note is personally guaranteed. The note is subject to annual interest of 4% with principal and interest due March 1, 2014. The balance outstanding at December 31, 2013 was $4,755.

NOTE 4 – ACCRUED EXPENSES

Accrued expenses as of December 31, 2013 and 2012 included the following:

	December 31, 2013	December 31, 2012

Salaries and bonus payable	$ 76,047	$ 84,557
Sales tax payable	212,645	124,207
Payable to broker for AES transaction	-	63,000
Interest payable	42,357	25,452
Accrued state margin tax	95,927	-
Other	276,326	26,201

Total Accrued Expenses	$ 703,302	$ 323,417

NOTE 5 – NOTES PAYABLE

On September 24, 2012, we issued $300,000 of secured promissory notes to three investors, of which $50,000 was issued to a related party.  The notes bear annual interest of 10%, mature on September 23, 2013 and are secured by Company’s assets.  The notes were issued with 1,800,000 “Class A” warrants which have an exercise price of $0.10 per share and a term of 5 years and 900,000 “Class B” warrants which have an exercise price of $0.10 per share and a term of 5 years. The Class A warrants are exercisable at the date of issuance.  The Class B warrants are exercisable beginning on the one-year anniversary from the issuance date (“Target date”) if the Company’s stock price on or after the Target date through September 24, 2017 is less than $0.20, however, if the Company’s stock price on or after the Target date and through September 24, 2017 is at least $0.20, no shares are issuable under the Class B warrants. The relative fair value of the Class A warrants amounting to $105,059 was recognized as a debt discount and is amortized over the term of the notes.   In September 2013, the Class B Warrant did not vest on the Target Date based on the Market Price and were effectively forfeited. On September 25, 2013 warrant holders exercised warrants to purchase 1,720,000 shares of our common stock for a total consideration of $169,800 which consideration was paid by reduction of indebtedness for each warrant holder by the amount equal to their exercise price under the outstanding note. The remaining principal balance of $130,200 and accrued interest was paid between September 25, 2013 and February 21, 2014.

In connection with the acquisition of AES (see Note 2), we issued $1,300,000 of subordinated secured promissory notes to the members of AES.  The notes bear annual interest of 5% and are payable in 12 equal quarterly installments beginning on February 1, 2013 and have a maturity date of November 1, 2015. The notes are secured by the assets of the Company and AES.

On September 23, 2013, the Company entered into an amendment to the secured promissory note of $50,000 dated September 24, 2012, with a related party.  The amendment extended the maturity date from September 24, 3013 to February 23, 2014.  In addition a payment plan was added for $5,000 bi-weekly beginning October 7, 2013 until paid with all accrued interest due on the maturity date. The Company evaluated the amendment under FASB ASC 470-50 and determined that the modification was not substantial and therefore did not constitute a debt extinguishment.  The note and all accrued interest was paid in full by February 21, 2014.

On November 5, 2012, we and our wholly owned subsidiary AES issued a $600,000 secured promissory note to Reserve Financial Corp. (“RFC”).  The note bears annual interest of 10% and matures on March 30, 2013.  The proceeds were used to purchase certain water transfer assets from Vanderra Resources, LLC (under its Chapter 11 proceeding with the United States Bankruptcy Court for the Northern District of Texas), including trucks, trailers, piping and related equipment.  The total purchase price paid for the assets was $586,500.  To secure repayment of this note, AES granted Reserve Financial Corp. a first priority security interest in the assets purchased. This note was paid in full on June 27, 2013.

On December 17, 2012, the Company issued a $150,000 secured promissory note to Reserve Financial Corp.  The note bears annual interest of 10% and matures on December 17, 2013. The Company issued 550,000 warrants in conjunction with the note.  The related fair value of the warrants amounting to $40,098 was recorded as a debt discount and is amortized over the term of the note. This note was cancelled in exchange for $150,000 of 10% convertible promissory notes issued on October 31, 2013.

On November 12, 2013, in connection with the acquisition of Aqua Tex we issued $500,000 in 5% subordinated secured promissory notes.  The notes are payable in 12 equal quarterly installments beginning on February 1, 2014 and mature on November 1, 2016.  The Notes are secured by the assets of AquaTex.

From October 31, 2013 through November 30, 2013, we issued 10% convertible promissory notes in the aggregate principal amount of $1,000,000 to ten accredited investors.  We received cash proceeds of $850,000 from the issuance of these notes and $150,000 of these notes were issued in consideration of an investor’s cancellation of an existing promissory note dated December 17, 2012 in the principal amount of $150,000.  The notes have a two year term and are convertible to the Company’s common stock at a fixed conversion price of $0.50 per share.  The Company evaluated whether a beneficial conversion feature exists on the notes and determined that there were none.

A summary of the activity in notes payable for the year ended December 31, 2013 is shown below:

Notes payable - related parties

Balance at January 1, 2013	$ 1,386,867
Note issued to related party in connection with acquistion of AquaTex	245,000
Working capital adjustment on related party note issued for AquaTex	(10,708)
Less: payments on notes payable	(502,408)
Add: amortization of note discount	13,133
1,131,884
Less - current maturities, net - related parties	(545,926)
Long-term notes payable, net December 31, 2013	$ 585,958

Notes payable - third parties

Balance at January 1, 2013	$ 896,074
Convertible promissory notes	850,000
Note issued in connection with acquisition of AquaTex	255,000
Working capital adjustment on note issued for AquaTex	(11,145)
Less: payments on notes payable	(680,200)
Less: reduction in notes payable due to the exercise of warrants	(169,800)
Add: amortization of note discount	103,926
1,243,855
Less - current maturities, net - third parties	(85,000)
Long-term notes payable, net December 31, 2013	$ 1,158,855

Future maturities of notes payable are as follows as of December 31, 2013

2014	$ 630,926
2015	1,600,000
2016	144,813

$ 2,375,739

NOTE 6 – LINE OF CREDIT

On June 26, 2013, our wholly-owned subsidiaries, KMHVC, Inc. and AES (the “Borrower”) entered into a $2 million revolving accounts receivable financing facility with Rosenthal & Rosenthal (“Rosenthal”). The financing facility provides for the Borrower to have access to the lesser of (i) $2 million or (ii) 85% of Net Amount of Eligible Receivables (as defined in the financing agreement). The financing facility is paid for by the assignment of the Borrower’s accounts receivable to Rosenthal and is secured by the Borrower’s assets. The financing facility has an interest rate of 4.00% in excess of the prime rate reported by the Wall Street Journal per annum. The interest rate increases to the prime rate plus 7.00% for any borrowings in excess of 85% of the Borrower’s Net Amount of Eligible Receivables. In addition, the Borrower paid Rosenthal a facility fee of $30,000 on the closing and an annual fee of 1% of the maximum credit facility and a monthly administration fee of $1,000 as well as monthly minimum interest charges of not less than $2,000. The financing facility is for an initial term of two-years, expiring on June 30, 2015, and will renew on a year to year basis, unless terminated in accordance with the financing agreement. If the facility is terminated prior to the first anniversary, Borrower is obligated to pay Rosenthal a fee of $40,000 and if terminated after the first anniversary and prior to the second anniversary then Borrower shall pay a fee of $20,000. We guaranteed repayment of the line of credit, which guaranty is secured by our assets.

During the year ended December 31, 2013, the Company made draws, net of expenses, of $2,117,192.

Pursuant to the terms of the financing facility, the Company is required to maintain at the end of each quarter, tangible net worth in an amount not less than negative $1,000,000 and working capital of not less than negative $2,000,000.  The Company was not in compliance with the working capital covenant as of December 31, 2013. The lender issued a waiver for the period.

The Company paid a total of $79,898 in various financing fees which are amortized over the two year life of the line of credit.  A summary is shown below:

Balance at January 1, 2013	$ -
Add: financing fees paid	79,898
Less: amortization of deferred financing costs	(26,408)
53,490
Less: current maturities	(33,541)
Long-term deferred financing costs	$ 19,949

NOTE 7 – INCOME TAXES

HII uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.  HII has incurred significant net losses in past years and, therefore, has no tax liability.  The net deferred tax asset generated by the loss carry-forward has been fully reserved.  The cumulative net operating loss carry-forward is approximately $28,440,000 and $27,717,443 at December 31, 2013 and 2012, respectively, and will expire in the years 2022 through 2032.

At December 31, 2013 and 2012, deferred tax assets consisted of the following:

	December 31, 2013	December 31, 2012

Deferred tax asset	$ 9,954,000	$ 9,339,000
Valuation of allowance	(9,954,000)	(9,339,000)

Net deferred tax asset	$ -	$ -

Internal Revenue Section 382 restricts the ability to use these carry-forwards whenever an ownership change as defined occurs.  HII has incurred significant ownership changes beginning in 2005 through 2013.  As the result of the ownership change, HII’s use of net operating losses through the date of change may be restricted.

NOTE 8 – COMMON STOCK

On April 9, 2012, our board of directors adopted the 2012 Stock Incentive Plan (the “Plan”). The purpose of the Plan is to advance the best interests of the Company by providing those persons who have a substantial responsibility for our management and growth with additional incentive and by increasing their proprietary interest in the success of the Company, thereby encouraging them to maintain their relationships with us. Further, the availability and offering of stock options and common stock under the plan supports and increases our ability to attract and retain individuals of exceptional talent upon whom, in large measure, the sustained progress, growth and profitability which we depend. The total number of shares available for the grant of either stock options or compensation stock under the Plan is 10,000,000 shares, subject to adjustment.  As of December 31, 2013, we had 4,409,000 shares available for issuance under our 2012 Stock Incentive Plan.

On May 15, 2012, HII issued 535,000 shares under the Plan for services including legal and consulting services.  The fair value of the stock was recorded at $11,770.

On May 15, 2012, HII issued 1,000,000 shares under the Plan to two of its independent directors for services. These shares were valued at $22,000.

On June 25, 2012, HII issued 50,000 shares under the Plan for consulting services.  The fair value of the stock was recorded at $1,500.

On July12, 2012, HII issued 500,000 shares under the Plan for consulting services.  The fair value of the stock was recorded at $15,000.

In connection with the acquisition of AES (see Note 2), we issued 6,500,000 common shares to the members of AES pursuant to the terms of the Purchase Agreement.  The fair value of the shares was recorded at $552,500 as determined based on the stock price as of the closing date.

In connection with the acquisition of AES, the Company entered into a consulting agreement for business development advisory services in which the consultant would be issued 750,000 shares of common stock under the Plan upon the close of the acquisition.  These shares have a fair value of $63,000 which was recorded as stock-based compensation expense for the year ended December 31, 2012.  Up to a maximum of 750,000 additional shares will be issued to the consultant if AES meets certain performance targets.

On October 10, 2012, HII issued 100,000 shares under the Plan for consulting services.  The fair value of the stock was recorded at $8,500.

On December 14, 2012, a warrant holder exercised warrants, issued in 2009, for 62,500 shares of common stock at an exercise price of $0.05 for a total of $3,125.

On January 10, 2013 and pursuant to the December 7, 2012 agreement with Power Reserve Corp. (“PRC”) the

Company issued 350,000 shares of common stock to PRC as a prepayment toward future lease payments.  The shares were valued at $31,500 and are reported as deposits in the consolidated balance sheets.

On March 4, 2013, a warrant holder exercised warrants to purchase 375,000 common shares at an exercise price of $0.05, for total proceeds of $18,750.

On May 23, 2013, a warrant holder exercised warrants to purchase 300,000 common shares at an exercise price of $0.10, for total proceeds of $30,000.

In connection with the acquisition of AES, the Company entered into a consulting agreement for business development advisory services in which the consultant would be issued up to a maximum of 750,000 common shares if AES met certain performance targets.  These performance targets were met and as such, on May 31, 2013, the Company issued 750,000 common shares to the consultant.  The shares were recorded at their fair value of $150,000.  The Company recognized a loss on extinguishment of this liability of $87,000 which is the difference between the liability accrued of $63,000 and the fair value of the stock.

On June 3, 2013, a warrant holder exercised warrants to purchase 25,000 common shares at an exercise price of $0.05, for total proceeds of $1,250.

On June 21, 2013, the Company issued 70,000 common shares for consulting services.  The Company recognized a loss on extinguishment of liability of $9,297 which is the difference between the liability accrued of $7,503 and the fair value of the shares of $16,800.

On September 25, 2013, two warrant holders’ exercised warrants to purchase 1,720,000 shares of our common stock for a total consideration of $169,800 (see also Note 5).

In connection with the acquisition of AquaTex (see Note 2), we issued 1,443,696 shares of the Company’s common stock which was valued at $548,604.

On December 6, 2013, the Company issued 50,000 common shares for consulting services in connection with the acquisition of AquaTex.  The shares were valued at $28,000.

On December 13, 2013, an officer exercised 40,000 options using the cashless provision of the option agreement for net shares issued of 23,333.

NOTE 9 – STOCK OPTIONS AND WARRANTS

Stock options

HII currenly has two stock option plans: (a) the 2005 Stock Incentive Plan reserved 10,000,000 common shares and 8,615,140 stock options have been granted through December 31, 2013 and 153,000 options are outstanding at December 31, 2013, and (b) the 2012 Stock Incentive Plan reserved 10,000,000 common shares and 1,836,000 stock options have been granted through December 31, 2013 and 1,836,000 options are outstanding at December 31, 2013.

During the year ended December 31, 2012, 353,000 options were granted and valued at $20,033 using the Black-Scholes pricing model.   Significant assumptions used in the valuation include the following:

Expected term	5 years
Expected volatility	249.22% - 407.11%
Risk free interest rate	0.78% - 0.82%
Expected dividend yield	0.00%

The 153,000 options vested immediately while the 200,000 options vest at a rate of 33.33% per year starting December 18, 2013.  Stock compensation expense recognized for the year ended December 31, 2012 related to these options amounted to $6,505.

During the year ended December 31, 2013, 350,000 options were granted to an employee and valued at $41,720

using the Black-Scholes pricing model.   The options vest upon achievement of certain revenue targets, some of which were met during the year ended December 31, 2013, resulting in 262,500 options vesting.

During the year ended December 31, 2013, 1,000,000 options were granted to an employee and director and valued at $178,237 using the Black-Scholes pricing model.   The 500,000 options issued to the director vested immediately while the remaining 500,000 options vest monthly over a period of 24 months with 166,664 options vested as of December 31, 2013.

During the year ended December 31, 2013, 286,000 options were granted to employees and valued at $93,241 using the Black-Scholes pricing model.  The 286,000 options vest monthly over a 36 month period with 10,944 options vested as of December 31, 2013

Significant assumptions used in the valuation of the above options include the following:

Expected term	3 - 5 years
Expected volatility	192.35% - 245.43%
Risk free interest rate	0.70% - 1.47%
Expected dividend yield	0.00%

Stock compensation expense recognized for the year ended December 31, 2013 related to the above options and options granted in the prior year amounted to $163,137.  Unrecognized compensation cost as of December 31, 2013 of $157,277 is expected to be recognized over a period of 3 years.

During the year ended December 31, 2013, no options expired.  On December 13, 2013, an officer exercised 40,000 options using the cashless provision of the option agreement for net shares issued of 23,333.

Warrants

In September 2012, HII issued 1,800,000 Class A warrants and 900,000 Class B warrants with the certain promissory notes (see Note 5).  Both Class A and Class B warrants have an exercise price of $0.10 and a term of 5 years.   The Class A warrants are exercisable at the date of issuance.  The Class B Warrants are exercisable beginning on the one-year anniversary from the issuance date (“Target date”) if the Company’s stock price on or after the Target date through September 24, 2017 is less than $0.20, however, if the Company’s stock price on or after the Target date and through September 24, 2017 is at least $0.20, no shares are issuable under the Class B warrants.  The Company’s stock price on the Target date exceeded $0.20 and the 900,000 warrants were effectively forfeited.

The Class A warrants were valued using the Black-Scholes pricing model. Significant assumptions used in the valuation include the following:

Expected term                                  5 years

Expected volatility                           277%

Risk free interest rate                       0.66%

Expected dividend yield                   0.00%

On December 17, 2012, the Company issued 550,000 warrants in conjunction with the $150,000 note (see Note 5).  The warrants have an exercise price of $0.09 and a term of 5 years.

The warrants were valued using the Black-Scholes pricing model. Significant assumptions used in the valuation include the following:

Expected term                                  5 years

Expected volatility                           249.22%

Risk free interest rate                       0.74%

Expected dividend yield                   0.00%

On March 4, 2013, a warrant holder exercised warrants to purchase 375,000 common shares at an exercise price of $0.05, for total proceeds of $18,750.

On May 23, 2013, a warrant holder exercised warrants to purchase 300,000 common shares at an exercise price of $0.10, for total proceeds of $30,000.

On June 3, 2013, a warrant holder exercised warrants to purchase 25,000 common shares at an exercise price of $0.05, for total proceeds of $1,250.

On September 25, 2013, two warrant holders exercised warrants to purchase 1,720,000 common shares for a total consideration of $169,800.

On June 21, 2013, the Company issued 200,000 warrants in conjunction with the forbearance of a note holder concerning the note being paid in full two-months after the due date.  The warrants have an exercise price of $0.28 and a term of 5 years.

The warrants were valued using the Black-Scholes pricing model. Significant assumptions used in the valuation include the following:

Expected term                                  5 years

Expected volatility                           215.84%

Risk free interest rate                       1.42%

Expected dividend yield                   0.00%

The fair value of the warrants of $55,154 was immediately recorded as interest expense since the note was fully paid as of June 30, 2013.

During the year ended December 31, 2013, 2,553,269 warrants expired unexercised.

Summary information regarding options and warrants is as follows:

		Weighted	Weighted	Aggregate		Weighted	Weighted	Aggregate
		Average	Average	Intrinsic		Average	Average	Intrinsic
	Options	Remaining Life	Exercise Price	Value	Warrants	Remaining Life	Exercise Price	Value

Outstanding at December 31, 2011	40,000	1.96	$ 0.25	$ -	4,875,611	2.02	$ 0.27	$ -

Year ended December 31, 2012:
Granted	353,000		0.10		3,250,000		0.098
Exercised	-		-		(62,500)		0.05
Forfeited and cancelled	-		-		(869,842)		0.61

Outstanding at December 31, 2012	393,000	4.20	$ 0.12	$ -	7,193,269	2.91	$ 0.15	$ 57,500

Year ended December 31, 2013:
Granted	1,636,000		0.19		200,000		0.28
Exercised	(40,000)		0.25		(2,422,000)		0.09
Forfeited and cancelled	-		-		(3,443,269)		0.21

Outstanding at December 31, 2013	1,989,000	4.19	$ 0.17	$701,345	1,528,000	2.51	$ 0.14	$ 590,680

NOTE 10 – RELATED PARTY TRANSACTIONS

On September 24, 2012, we issued $50,000 of secured promissory note to a related party. The notes bear annual interest of 10%, matured on September 23, 2013 and is secured by Company’s assets.  On September 23, 2013, the Company amended the secured promissory note to extend the maturity date from September 24, 3013 to February 23, 2014.  The Company evaluated the amendment under FASB ASC 470-50 and determined that the modification was not substantial and therefore did not constitute a debt extinguishment.  The note and all accrued interest was paid in full by February 21, 2014.

In connection with the acquisition of AES (see Note 2), we issued $1,300,000 of subordinated secured promissory notes to the members of AES.  The notes bear annual interest of 5% and are payable in 12 equal quarterly installments beginning on February 1, 2013 and have a maturity date of November 1, 2015. The notes are secured by the assets of the Company and AES.  The members received 6,500,000 shares of common stock (see Note 2) and are considered related parties based due to their greater than 5% ownership.

On November 12, 2013, in connection with the acquisition of Aqua Tex we issued $245,000 in 5% subordinated secured promissory notes.  Under the terms of the purchase agreement, in the event that AquaTex had negative working capital at closing, that amount would be offset against the notes. This resulted in a reduction to this note of $10,708.  The notes are payable in 12 equal quarterly installments beginning on February 1, 2014 and mature on November 1, 2016.

In addition to the notes, a member of the Board provided cash advances to the Company during the year ended December 31, 2012, totaling $140,000 and received $25,000 in repayment leaving a balance due as of December 31, 2012, of $115,000.  During the year ended December 31, 2013, a member of the Board provided additional cash advances of $63,000 and received $20,000 in repayment leaving a balance due as of December 31, 2013, of $158,000.  In addition, a member of the Board purchased equipment for STP at a cost of $4,200 and sold it to the Company for the same cost.  This amount has been paid as of December 31, 2013. The outstanding amounts are included in accounts payable and other liabilities – related parties in the consolidated balance sheets.

Pursuant to the acquisitions described in Note 2 above, a portion of the purchase price of AES and Aqua Tex was subject to a working capital adjustment calculation.  The working capital adjustment for AES was $225,248 and for Aqua Tex it was $(21,853).

NOTE 11 – COMMITMENTS AND CONTINGENCIES

From time to time, HII may be subject to routine litigation, claims, or disputes in the ordinary course of business. In the opinion of management; no pending or known threatened claims, actions or proceedings against HII are expected to have a material adverse effect on HII’s consolidated financial position, results of operations or cash flows.   HII cannot predict with certainty, however, the outcome or effect of any of the litigation or investigatory matters specifically described above or any other pending litigation or claims. There can be no assurance as to the ultimate outcome of any lawsuits and investigations.

The Company has entered into various operating leases for office and storage facilities for terms ranging from month to month to six months.  Rent expense for years ended December 31, 2013 and 2012 for these leases amounted to $118,156 and $14,984, respectively.

On December 7, 2012, as amended on July 19, 2013, the Company's subsidiary, STP, entered into a strategic alliance agreement with PRC for an operating lease of equipment.  Under the agreement, PRC agreed to fund the purchase of generators, light towers and related equipment for STP's rental fleet.  Under the agreement, STP's monthly lease payment to PRC is calculated as 50% of monthly rental revenue earned on the leased PRC equipment.  The lease effectively started in January 2013, and in January 2013 the Company issued 350,000 shares of common stock as a deposit for future lease payments (see Note 8 above).  During the year ended December 31, 2013, STP recognized $274,015 in lease expense.

In January 2013, the Company entered into a master lease agreement with Enterprise Leasing Company (“Enterprise”) for its rolling stock which is being accounted for as an operating lease.  As of December 31, 2013 the Company leases 36 vehicles and 12 trailers under this master lease with monthly lease payments totaling approximately $54,291.  7 of the leased vehicles resulted from a sale/leaseback transaction with Enterprise in January 2013 where Enterprise purchased 7 vehicles from the Company for $87,375 resulting in a net loss of $11,773.  $2,133 of the loss was recognized immediately and the remainder is being amortized over the life of each respective lease.

NOTE 12 – SUBSEQUENT EVENTS

On March 26, 2014, the Company’s wholly-owned subsidiaries, AquaTex, AES and STP entered into a waiver and amendment agreement with Rosenthal & Rosenthal, Inc. under which Rosenthal waived our non- compliance with the covenant to maintain working capital of not less than negative $2,000,000 for the period ended December 31, 2013.  Additionally, Section 6.10 of our Financing Agreement with Rosenthal & Rosenthal, Inc. was amended to provide that we are required to maintain working capital of not less than negative $4,500,000 in future periods.

On February 17, 2014, the Company issued a 10% promissory note in the amount of $130,000 to a single accredited investor. The note is due on July 15, 2014 and bears an interest at the ten percent (10%).  The proceeds were used for working capital and general corporate purposes.

On January 30, 2014, the Company issued 25,000 shares of its common stock upon exercise of outstanding warrants.  We received $6,250 in proceeds from the exercise of the warrant, which proceeds were used for working capital and general corporate purposes.

On January 27, 2014 the Company’s wholly-owned subsidiaries, AquaTex, AES and STP entered into an amendment to certain June 2013 Financing Agreement with Rosenthal & Rosenthal, Inc. as Lender (the “Amendment”).  Pursuant to the Amendment, the maximum amount available for borrowing under the facility was increased to $4 million.

On January 23, 2014, we issued 58,035 shares of our common stock upon exercise of outstanding warrants.  The warrant was issued to purchase 125,000 shares and was exercised in full on a cashless basis and accordingly 66,965 shares withheld by the registrant at the market price of $0.56 per share less the exercise price of $0.30 per share to fund the exercise price.

On January 23, 2014, we issued 59,210 shares of our common stock upon exercise of outstanding warrants.  The warrant was issued to purchase 125,000 shares and was exercised in full on a cashless basis and accordingly 65,790 shares withheld by the registrant at the market price of $0.57 per share less the exercise price of $0.30 per share to fund the exercise price.

On January 15, 2014, the Company, and its wholly owned subsidiary AES issued a 10% promissory note in the amount of $370,000 to a single accredited investor. The note is due on July 15, 2014 and bears interest at the ten percent (10%).  The note was issued as partial consideration to fund a licensing fee.

On January 7, 2014, the Company issued 25,000 shares of its common stock to one of our directors upon exercise of outstanding warrants.  The Company received $6,250 in proceeds from the exercise of the warrant, which proceeds were used for working capital and general corporate purposes.

Unaudited

On April 30, 2014, the Company issued an aggregate of 276,599 shares of its common stock for the conversion of notes payable and accrued interest totaling to $138,303.   The Company recognized a loss on debt conversion for the nine months ended September 30, 2014 of $11,063.

On May 29, 2014, the Company issued 500,000 shares of its common stock to one of our directors upon exercise of his outstanding stock options.  The Company received $75,000 in proceeds from the exercise of the stock options, which proceeds were used for working capital and general corporate purposes.

Series A Convertible Preferred Stock

From June 21, 2014 through July 8, 2014, we sold 4,000 shares of Series A Convertible Preferred Stock at a price of $1,000 per unit for $4,000,000. Each unit consists of (i) 1 share of our Series A Convertible Preferred Stock immediately convertible into a number of shares of our common stock equal to the quotient of $1,000 divided by the conversion price then in effect, which is initially$0.70, and (ii) common stock purchase warrants to purchase 500 common shares at an exercise price of $1.00 and a term of 3 years.  The Series A Convertible Preferred Stock and warrants contain standard piggy back registration rights.

The Company evaluated the embedded conversion option of the preferred stock under FASB ASC 815-15 and determined that it is clearly and closely related to the host contract, the preferred stock, and does not require to be bifurcated.   The Company evaluated the preferred stock for a beneficial conversion feature under FASB ASC 470-20 and determined that a beneficial conversion feature of $720,424 existed which has been fully recognized as a deemed dividend to the preferred shareholders.

The Company incurred issuance costs of $242,700 for broker fees related to the preferred share offering during the nine months ended September 30, 2014.

Pursuant to the terms of the Series A Certificate of Designation, each share of Series A Preferred: (i)  is entitled to receive cumulative cash dividends at an annual rate of 10% out of any funds and assets of the Company legally available therefor, prior and in preference to any declaration or payment of any dividend payable on the Common Stock, payable quarterly; (ii) is convertible into a number of shares of common stock equal to the quotient of $1,000 divided by the conversion price then in effect, which is initially $0.70; (iii) votes generally with the common stock on an as-converted basis on all matters, other than those matters on which the Series A Preferred is entitled to vote as a separate class by law or as set forth in the Series A Certificate of Designation; (iv) is senior to the common stock upon a liquidation of the Company; (v) is automatically converted into common stock at the then applicable conversion price: (A) (1) if the underlying conversion shares are registered or such conversion shares are eligible for resale under Rule 144 under the Securities Act of 1933 and (2) Company’s stock price is at least $1.60 for 40 trading days during a 60 trading day period with average daily volume of at least 50,000 shares during those 40 trading days; (B) upon the written consent of the holders of 50% of the Series A Preferred, or, (C) on June 30, 2017; and (vi) is entitled to anti-dilution adjustments in the event of a dividend, stock split, reclassification, reorganization,

Capital Lease Obligation

On June 30, 2014, the Company entered into a capital lease agreement with BCL-Equipment Leasing, LLC (“BCL”) to acquire lay flat hose, which will be used in our frac water transfer service revenue activities.  The assets were recorded at their fair value in the amount of $3,244,976.

The lease contains a purchase option at the end of the initial 24 month term, granting the Company the right to purchase all equipment covered under the lease for the greater of its fair value or 20% of the total capitalized cost.  If the Company does not elect to exercise the purchase option, the lease automatically renews for a term of one year.

Concurrently with the lease transaction, the Company entered into a sale and simultaneous lease transaction with BCL for assets the Company had previously purchased directly from vendors for $828,546.  The Company sold the property to BCL for an aggregate purchase price of $828,546

Pursuant to the guidelines in ASC 840, the gain on the sale of $49,579 is accounted for as a deferred gain in the consolidated balance sheets and amortized on a straight-line basis over the life of the lease.

On July 10, 2014, the Company entered into a capital lease agreement with Nations Equipment Finance (“NEF”) to acquire flowback systems, evaporator systems, and generators, which will be used in our revenue activities. The assets were recorded at their fair value in the amount of $1,908,542. The lease has a 39 month term, with monthly payments of $52,485, and a purchase option at the end of the term of $572,563. Total minimum lease payments under the lease are $2,590,612, with no initial payment due.

Concurrently with the lease transaction, the Company entered into a sale and simultaneous lease transaction with NEF for assets the Company had previously purchased directly from vendors for $1,166,899.  The Company sold the property to NEF for an aggregate purchase price of $1,166,899.

Pursuant to the guidelines in ASC 840, the gain on the sale of $84,804 will be accounted for as a deferred gain in the consolidated balance sheets and amortized on a straight-line basis over the life of the lease.

Acquisition of Hamilton Investment Group

On August 12, 2014, we consummated the acquisition (the “Acquisition”) of all of the outstanding stock of Hamilton Investment Group, Inc.  (“Hamilton”) pursuant to the terms of a Stock Purchase Agreement dated August 11, 2014 by and among the registrant, Hamilton and the stockholders of Hamilton (the “Stock Purchase Agreement”). The purchase price consisted of: (a) Cash in the amount of $9,000,000; and (b) 3,523,554 shares (the “Shares”) of the registrant’s common stock ($2,300,000 value based on the trailing 20-day average of the registrant’s common stock).   In addition, there exists a working capital adjustment provision whereby are required pay the Hamilton stockholders additional cash equal to the amount of any working capital of Hamilton in excess of $2,200,000 (“Working Capital Target”) at closing; provided, however, that in the event that Hamilton’s working capital at closing is less than the Working Capital Target, then the amount of such deficit will be offset against the Shares issued to the former Hamilton stockholders at closing   The purchase agreement contains 2-year non-compete/non-solicitation provisions for William M. Hamilton and Sharon K. Hamilton, the former Hamilton stockholders.

Heartland Bank Credit Facility

On August 12, 2014, HII Technologies, Inc. (the "Company") and its wholly-owned subsidiaries (collectively, the “Borrower”) entered a senior secured credit facility (the “Facility”) with Heartland Bank as Agent consisting of (i) a credit agreement (the "Credit Agreement") with Heartland Bank for a 3-year $12 million term loan (the “Term Loan”) and (ii) an account purchase agreement (the “Purchase Agreement”) with Heartland Bank, as agent for the purchase and sale of approved receivables of Borrower in amounts not to exceed $6 million. The proceeds of borrowings under the Facility may be used for the payment of a portion of the purchase price for the acquisition of Hamilton Investment Group; the refinance of outstanding debt under Borrower’s prior accounts receivable facility; working capital needs of the Company and its subsidiaries; funding of the debt service reserve account and payment of all costs and expenses arising in connection with the negotiation of the Credit Agreement and related documents. On the closing date, the Borrower received proceeds of $12 million under the Credit Agreement and approximately $4.65 million under the Purchase Agreement.  The Company utilized $9 million to pay a portion of the purchase price for the Hamilton acquisition, approximately $4.75 million to payoff the Borrower’s prior accounts receivable facility, $450,000 in commitment fees, $675,000 to fund Borrower’s debt service reserve account and approximately $190,000 in other expenses related to the Facility.  Borrower retained approximately $1.585 million for working capital.

Borrowings under the Credit Agreement bear interest at a rate per annum equal to WSJ prime plus a spread that ranges from 5.50% to 8.25% per annum depending on the Borrower’s first lien leverage ratio (provided that at no time shall the WSJ prime be less than 4%). The Term Loan requires monthly interest payments, quarterly principal payments of $300,000 and a balloon payment on the August 12, 2017 maturity date.  The Term Loan may be increased by up to an additional $10 million upon request and agreement by the Lenders, but is not a committed amount under the facility.

Under the Purchase Agreement, all approved receivables will be purchased by the lenders thereunder for the face amount of such receivable less the lender’s 1.50% service charge.   In addition, the Purchase Agreement requires a 10% reserve against receivables purchased, which amount will increase from 25-50% for receivables outstanding past 60-90 days, respectively.  The account purchase facility replaces the Company’s previous senior secured revolving facility.

Both the Credit Agreement and the Purchase Agreement require the Borrower to maintain a fixed charge coverage ratio of not less than 1.2:1.0, a first lien leverage ratio of ranging from 3.0:1.0 during 2014  to 2.75:1.0 - 2.25:1.0 during 2015 to 2.0:1.0 beginning in 2016, a EBITDA to Interest Expense ratio ranging from 2.75:1.0 during 2014, 3.75:1.0  during 2015 to 4.75 to 1.0 beginning in 2016 and a tangible net worth of not less than $1 million for each quarter beginning December 31, 2014.  The Borrower is also required to maintain a debt service reserve account sufficient to pay all debt and interest expense due in the next fiscal quarter. The restrictive covenants include customary restrictions on the Company's ability to incur additional debt; make investments; grant or incur liens on assets; sell assets; engage in mergers, consolidations, liquidations or dissolutions; engage in transactions with affiliates; and make dividend payments (although the Borrower is allowed to make dividend payments so long as no event of default will result from such payment or in shares of the Company’s stock. In addition, the Credit Agreement contains customary representations and warranties, affirmative covenants and events of default.

The Facility is secured by all of the Borrower’s assets as well as a pledge of the Company’s equity in each of its wholly-owned subsidiaries.  The Company paid a cash structuring fee of $450,000 to the Lenders and also issued a 4-year warrant to purchase 2.5 million shares of the Company’s common stock with an exercise price $1.00 per share in connection with the Facility.

Termination of Rosenthal Accounts Receivable Financing Facility

On August 12, 2014, in connection with the consummation of the Heartland Bank Credit Facility, the Company terminated this accounts receivable financing facility and paid Rosenthal approximately $4.75 in repayment of all amounts due thereunder with proceeds received under the Heartland Bank Credit Facility.

Conversions of Notes Payable

                On October 31, 2014, all of the holders of the Company’s existing unsecured convertible notes exercised their option to convert the outstanding principal and accrued interest amounts into our common shares at the fixed conversion price of $0.50 per share. The aggregate principal and accrued interest totaling to $1,025,000 was converted  to 2,050,000 common shares.

HII TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
(unaudited)

	September 30	December 31
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$ 1,979,923	$ 866,035
Restricted cash	1,837,934	-
Accounts receivable, net of allowance of $79,116 and $79,116	10,965,825	3,708,012
Note receivable	290,000	294,755
Current portion of deferred financing costs	481,104	33,541
Prepaid expense and other current assets	394,548	111,147
Total current assets	15,949,334	5,013,490

Property and equipment, net of accumulated depreciation of $842,619 and $133,081	9,864,130	2,076,512
Assets under capital lease, net	4,903,578	-
Deposits	257,723	33,960
Deferred financing costs, net of current portion	862,419	19,949
Intangible assets, net of accumulated amortization of $54,851 and $0	2,922,149	227,000
Deferred tax asset	5,639,233	-
Goodwill	4,780,577	2,852,107
Total assets	$ 45,179,143	$ 10,223,018

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$ 4,947,380	$ 3,421,153
Accounts payable and other liabilities, related parties	2,704,628	158,000
Accrued expenses and other liabilities	1,875,360	703,302
Line of credit	-	2,678,992
Secured borrowings	5,773,601	-
Current portion of capital lease obligation	1,447,793	-
Current portion of notes payable - related parties	515,000	545,926
Current portion of unsecured notes payable	15,553	-
Current portion of secured notes payable	1,405,455	85,000
Total current liabilities	18,684,770	7,592,373

Long term liabilities:
Capital lease obligation, net of current portion	2,860,499	-
Notes payable - unsecured	1,000,000	1,000,000
Notes payable - secured	9,658,228	158,855
Notes payable - related parties net of current portion	199,708	585,958
Total liabilities	32,403,205	9,337,186

Commitments and contingencies	-	-

Stockholders' equity
Preferred stock, $.001 par value, 10,000,000 shares authorized,
Series A Convertible Preferred stock, $1,000 stated value, 4,000 shares authorized, 4,000 and 0 shares issued and outstanding	3,279,576	-
Common stock, $.001 par value, 250,000,000 shares authorized,
53,142,110 and 48,424,712 shares issued and outstanding	53,141	48,424
Additional paid-in-capital	32,643,814	28,121,023
Accumulated deficit	(23,200,593)	(27,283,615)
Total stockholders' equity	12,775,938	885,832

Total liabilities and stockholders' equity	$ 45,179,143	$ 10,223,018

See accompanying notes to unaudited consolidated financial statements. 76 HII TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three and nine months ended September 30, 2014 and 2013
(unaudited)

	For the three months ended		For the nine months ended
	September 30		September 30
	2014	2013	2014	2013
REVENUES	$ 10,029,506	$ 3,931,716	$ 24,286,951	$ 9,767,926

COST OF REVENUES	7,108,454	2,794,829	17,411,655	7,233,619

GROSS PROFIT	2,921,052	1,136,887	6,875,296	2,534,307

OPERATING EXPENSES:
Selling, general and administrative	2,565,053	1,129,584	6,780,411	2,593,782
Bad debt expense	30,987	77,021	30,987	131,021

Total operating expenses	2,596,040	1,206,605	6,811,398	2,724,803

INCOME (LOSS) FROM OPERATIONS	325,012	(69,718)	63,898	(190,496)

OTHER INCOME (EXPENSE)
Loss on debt conversion	-	-	(11,063)	-
Loss on extinguishment of liability	-	-	-	(96,297)
Interest expense, net	(1,036,479)	(97,327)	(1,352,324)	(319,901)

NET LOSS BEFORE INCOME TAXES (PROVISION) BENEFIT FOR INCOME TAXES	(711,467)	(167,045)	(1,299,489)	(606,694)
Deferred	5,639,233	-	5,639,233	-
Current	(77,996)	(8,166)	(155,379)	(56,433)

NET INCOME (LOSS)	$ 4,849,770	$ (175,211)	$ 4,184,365	$ (663,127)

DEEMED DIVIDEND	(97,405)	-	(720,424)	-

CUMULATIVE DIVIDEND	(100,000)	-	(101,343)	-

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS	$ 4,652,365	$ (175,211)	$ 3,362,598	$ (663,127)

BASIC EARNINGS PER COMMON SHARE
Basic net income (loss) per share	$ 0.09	$ -	$ 0.07	$ (0.01)
Weighted average shares outstanding-Basic	52,061,114	45,187,683	49,740,042	44,458,141

DILUTED EARNINGS PER COMMON SHARE
Diluted net income (loss) per share	$ 0.08	$ -	$ 0.06	$ (0.01)
Weighted average shares outstanding-Diluted	59,556,808	45,187,683	53,636,475	44,458,141

See accompanying notes to unaudited consolidated financial statements

HII TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the nine months ended September 30, 2014
(unaudited)

					Additional
	Preferred Stock		Common Stock		Paid-In	Accumulated
	Shares	Stated	Shares	Par	Capital	Deficit	Total

Balances at December 31, 2013	-	$ -	48,424,712	$ 48,424	$ 28,121,023	$ (27,283,615)	$ 885,832

Warrants exercised	-	-	50,000	50	12,450	-	12,500
Warrants exercised using cashless provisions	-	-	117,245	117	(117)	-	-
Stock options issued for services	-	-	-	-	166,400	-	166,400
Common shares issued for services	-	-	250,000	250	132,750	-	133,000
Common shares issued for note payable conversions	-	-	276,599	277	149,089	-	149,366
Stock options exercised	-	-	500,000	500	74,500	-	75,000
Preferred stock issued for cash	4,000	4,000,000	-	-	-	-	4,000,000
Deemed dividend for preferred stock beneficial conversion feature	-	(720,424)	-	-	720,424	-	-
Issuance costs for preferred stock offering	-	-	-	-	(242,700)	-	(242,700)
Common shares issued in purchase of Hamilton Investment Group	-	-	3,523,554	3,523	2,216,316	-	2,219,839
Warrants issued in conjunction with notes payable	-	-	-	-	1,293,679	-	1,293,679
Cumulative dividends paid on Series A Preferred Shares	-	-	-	-	-	(101,343)	(101,343)
Net income	-	-	-	-	-	4,184,365	4,184,365

Balances at September 30, 2014	4,000	$3,279,576	53,142,110	$ 53,141	$ 32,643,814	$ (23,200,593)	$12,775,938

See accompanying notes to unaudited consolidated financial statements

HII TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine months ended September 30, 2014 and 2013
(unaudited)
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$ 4,184,365	$ (663,127)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of note payable discount	56,801	108,872
Amortization of deferred finance costs	217,702	8,487
Stock-based compensation	166,400	302,925
Stock issued for services	133,000	-
Depreciation and amortization	907,502	81,851
Loss on extinguishment of liability	-	96,297
Loss on debt conversion to common shares	11,063	-
Warrants issued for extension of secured note	-	55,154
Bad debt expense	30,987	131,021
(Gain) loss on asset sale	(78,010)	6,440
Deferred tax benefit	(5,639,233)	-
Changes in:
Accounts receivable	(4,992,877)	(1,496,846)
Prepaid expense and other current assets	(283,401)	(10,569)
Other assets	(223,763)	(2,460)
Accounts payable	1,296,798	971,329
Accounts payable and other liabilities - related parties	25,000	(225,248)
Accrued expenses and other liabilities	1,172,058	118,947
Net cash used in operating activities	(3,015,608)	(516,927)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash received from the sale of property and equipment	599,000	86,674
Notes receivable	-	8,637
Cash received from acquisition of Hamilton Investment Group	2,797,327	-
Cash paid for purchase of property and equipment	(3,969,905)	(399,449)
Net cash used in investing activities	(573,578)	(304,138)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of warrants and options	87,500	50,000
Proceeds from sale of preferred shares	3,757,300	-
Dividends paid on preferred shares	(101,343)	-
Proceeds from sale-leaseback transaction	-	87,375
Proceeds from advances - related party	-	63,000
Payments against advances - related party	-	(20,000)
Payments for deferred financing costs	(945,126)	(18,698)
Proceeds from notes payable	1,755,685	-
Proceeds from line of credit, net	2,073,325	874,473
Proceeds from (payments of) secured borrowings, net	(44,943)	-
Payments on notes payable	(1,034,098)	(462,400)
Payments on capital lease obligation	(845,226)	-
Net cash provided by financing activities	4,703,074	573,750
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,113,888	(247,315)
CASH AND CASH EQUIVALENTS, beginning of period	866,035	379,336
CASH AND CASH EQUIVALENTS, end of period	$ 1,979,923	$ 132,021
Supplemental disclosures:
Cash paid for income taxes	$ 36,774	$ -
Cash paid for interest	664,520	99,708
Noncash investing and financing activities
Notes issued in consideration for property and equipment	229,032	-
Notes issued in consideration for intangible assets	370,000	-
Notes issued for financing of insurance premium	88,900	-
Cashless exercise of warrants	117	-
Debt discount due to warrants issued with debt	1,293,679	-
Payment on secured note paid directly from line of credit	-	512,600
Note receivable received for accounts receivable due	-	290,000
Debt reduction from the exercise of warrants	-	169,800
Deferred financing costs paid directly from line of credit	-	49,200
Common stock issued for lease deposit	-	31,500
Common stock issued for debt	138,303	-
Capital lease obligation incurred in consideration for property and equipment	5,153,518	-
Deemed dividend for preferred stock beneficial conversion feature	720,424	-
Common shares issued for acquisition of Hamilton Investment Group Working capital adjustment due to acquisition of Hamilton Investment Group	2,219,839 2,521,628	- -
Note payable issued in conjunction with acquisition of Hamilton Investment Group	9,000,000	-
Deferred financing costs paid directly from note proceeds	562,609	-
Accounts payable paid directly from note proceeds	40,000	-
Line of credit paid directly from secured borrowings and note proceeds	4,752,317	-
Restricted cash reserve account paid directly from secured borrowings and note proceeds	1,837,934	-

See accompanying notes to unaudited consolidated financial statements

HII TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim consolidated financial statements of HII Technologies, Inc. (“we”, “our”, “HII” or the “Company”) have been prepared in accordance with accounting principles generally accepted for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by US GAAP for complete financial statements,, and should be read in conjunction with the audited consolidated financial statements and notes thereto for the years ended December 31, 2013 and 2012 contained in HII Technologies’ annual report on Form 10-K originally filed with the Securities and Exchange Commission on March 31, 2014.  In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein.  The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year.  Notes to the consolidated financial statements which would substantially duplicate the disclosures contained in the audited consolidated financial statements for years ended December 31, 2013 and 2012 as reported in the Company’s annual report on Form 10-K have been omitted.

Principles of consolidation

The consolidated financial statements include the accounts of HII and its wholly-owned subsidiaries KMHVC, Inc., a Texas corporation (dba “South Texas Power”, “KMHVC”), Aqua Handling of Texas, LLC, a Texas limited liability company (dba “AquaTex”), Hamilton Investment Group, Inc. (“Hamilton”) and Apache Energy Services, LLC, a Nevada limited liability company (dba’s “AES Water Solutions” and “AES Safety Services”, herein “AES”). Significant inter-company accounts and transactions have been eliminated.

Restricted cash

As of September 30, 2014, the Company had restricted cash of $1,837,934 which was held in deposit accounts as collateral under the senior secured term loan and accounts receivable purchase agreements (see Note 5).

Beneficial conversion feature

In accordance with FASB ASC 470-20, Debt with Conversion and Other Options, the Company records a beneficial conversion feature (“BCF”) related to the issuance of convertible instruments that have conversion features at fixed rates that are in the-money when issued. The BCF for the convertible instruments is recognized and measured by allocating the proceeds to the convertible instruments and any other detachable instruments included in the exchange based on their relative fair values.

Capital Leases

Capital leases are recorded as an asset and an obligation at an amount equal to the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense on assets under capital lease is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for consolidated financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying enacted tax rates in effect in years in which the differences are expected to reverse.

The Company also follows the guidance related to accounting for income tax uncertainties. In accounting for uncertainty in income taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company has evaluated the deferred income taxes with regards to Section 382 of the Internal Revenue Code and has determined no limitations on the use of net operating loss carryforwards exist at September 30, 2014.

Reclassifications

Certain amounts in the consolidated financial statements of the prior year have been reclassified to conform to the presentation of the current year for comparative purposes.

Recently Adopted Accounting Standards

No new accounting pronouncement issued or effective has had, or is expected to have, a material impact on the Company’s consolidated financial statements.

NOTE 2 – ACQUISITION

On August 12, 2014, we consummated the acquisition of all of the outstanding stock of Hamilton Investment Group, Inc.  (“Hamilton”) pursuant to the terms of a Stock Purchase Agreement dated August 11, 2014 by and among the Company, Hamilton and the stockholders of Hamilton (the “Stock Purchase Agreement”). The purchase price consisted of: (a) Cash in the amount of $9,000,000; and (b) 3,523,554 shares (the “Shares”) of the registrant’s common stock (determined based on the trailing 20-day average of our common stock) with a fair value of $2,219,839.   In addition, there exists a working capital adjustment provision whereby we would be required pay the Hamilton stockholders additional cash equal to the amount of any working capital of Hamilton in excess of $2,200,000 (“Working Capital Target”) at closing; provided, however, that in the event that Hamilton’s working capital is less than the Working Capital Target at closing, then the amount of such deficit will be offset against the Shares issued to the former Hamilton stockholders at closing. The purchase agreement contains 2-year non-compete/non-solicitation provisions for the former Hamilton stockholders. The Company relied on the exemption from registration provided by Rule 506 and/or Section 4(2) of the Securities Act of 1933, as amended, for the offer and sale of the Shares.

The acquisition of Hamilton has been accounted for as a business combination whereby the purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their fair values as of the acquisition date.   Related acquisition costs amounting to approximately $141,370 were expensed outright and are shown under operating expenses in the consolidated statements of operations.

A summary of the purchase price consideration and related purchase price allocation are shown below:

Purchase Price:
Cash	$9,000,000
Stock	2,219,839
Working capital adjustment	2,521,628

Total Purchase Price	$13,741,467

Purchase Price Allocation:
Cash	$2,797,327
Accounts receivable	2,291,169
Net assets	5,003,667
Accounts payable and accrued liabilities	(367,881)
Intangible asset - customer list Goodwill	2,380,000 1,637,185

Total Purchase Price	$13,741,467

Unaudited pro forma operation results for the nine months ended September 30, 2014 as though the Company had acquired Hamilton on the first day of fiscal year 2014 are set forth below.

HII TECHNOLOGIES, INC.
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2014
Pro Forma Consolidated

Revenues	$32,460,933
Cost of revenues	22,123,980

Gross profit	10,336,953

Operating expenses:
Selling, general and administrative	7,503,800

Total operating expenses	7,503,800

Income (loss) from operations	2,833,153

Other income (expense)
Loss on debt conversion	(11,063)
Interest expense, net	(2,913,347)

Loss before income taxes	(91,257)

Benefit for deferred income taxes	5,482,840

Net income	$5,391,583
Deemed dividend	(720,424)
Cumulative dividend	(101,343)

Net income attributable to common shareholders	$4,569,816

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of:

	September 30, 2014	December 31, 2013
Technology license	$370,000	$ -
Customer relationships	2,607,000	227,000
	2,997,000	227,000
Less – accumulated amortization	(54,851)	-
Total	$2,922,149	$227,000

On January 15, 2014, the Company’s wholly owned subsidiary, AES Water Solutions, entered into a sublicense agreement granting exclusive use of licensed frac water recycling technology and the associated water treatment system.  AES paid a sublicense fee of $370,000, which fee was paid via issuance of a 10% promissory note by both the Company and AES. The note was paid in full on July 8, 2014. The agreement remains in force on an exclusive basis for so long as AES Water Solutions or its designees continue to use the water recycling technology.

NOTE 4 – CAPITAL LEASE OBLIGATIONS

On June 30, 2014, the Company entered into a capital lease agreement with BCL-Equipment Leasing, LLC (“BCL”) to acquire lay flat hose, which will be used in our frac water transfer service revenue activities, as set out below.

The lease contains a purchase option at the end of the initial 24 month term, granting the Company the right to purchase all equipment covered under the lease for the greater of its fair market value or 20% of the total capitalized cost. If the Company does not elect to exercise the purchase option, the lease automatically renews for a term of one year.

Concurrently with the lease transaction, the Company entered into a sale and simultaneous lease transaction with BCL for assets the Company had previously purchased directly from vendors for $828,546.  The Company sold the property to BCL for an aggregate purchase price of $828,546.

Pursuant to the guidelines in ASC 840, the gain on the sale of $49,579 is accounted for as a deferred gain in the consolidated balance sheets and amortized on a straight-line basis over the life of the lease. During the nine months ended September 30, 2014, $6,197 was recognized as gain on the sale.

The Company paid a total of $32,347 in various financing fees which will be amortized over the life of the capital lease.

On July 10, 2014, the Company entered into a capital lease agreement with Nations Fund I, LLC (“NEF”) to acquire flowback equipment, evaporation units, and generators which will be used in our flowback, evaporation, and portable power service revenue activities, as set out below.

The lease contains a purchase option at the end of the initial 36 month term, granting the Company the right to purchase all equipment covered under the lease for its fair market value. If the Company does not elect to exercise the purchase option, it may elect to exercise the renewal option for a negotiated renewal term at a periodic rent equal to the fair market rental value of the equipment, as determined at the time of renewal.

Concurrently with the lease transaction, the Company entered into a sale and simultaneous lease transaction with NEF for assets the Company had previously purchased directly from vendors for $1,209,908.  The Company sold the property to NEF for an aggregate purchase price of $1,209,908.

Pursuant to the guidelines in ASC 840, the gain on the sale of $84,804 is accounted for as a deferred gain in the consolidated balance sheets and amortized on a straight-line basis over the life of the lease. During the nine months ended September 30, 2014, $10,600 was recognized as gain on the sale.

The Company paid a total of $75,000 in various financing fees which will be amortized over the life of the capital lease.

	September 30, 2014	December 31, 2013
Capital lease – lay flat hose, interest at 30.5%, payments of $150,769 per month, terms 24 months	$3,244,976	$ -
Capital lease – flowback, evaporation, and generator equipment, interest at 15.5%, payments of $52,485 per month, terms 36 months	1,908,542	-
Less – lease payments	(845,226)	-
	4,308,292	-
Less – current portion of capital lease obligation	(1,447,793)	-
Long-term portion of capital lease obligation	$2,860,499	$ -

A summary of the minimum lease payments for the above leases is shown below:

Lease payments from inception through September 30, 2015	$3,491,302
Lease payments from October 1, 2015 through September 30, 2016 Lease payments form October 1, 2016 through September 30, 2017	2,619,049 572,563
Total payments	6,682,914
Less interest on capital lease	(1,529,396)
Total	$5,153,518

The summary below shows the activity related to all deferred financing fees related to the capital lease obligations as of September 30, 2014:

Balance at January 1, 2014	$ -
Add: financing fees paid	107,347
Less: amortization of deferred financing costs	(10,293)
97,054
Less: current maturities	(41,173)
Long-term deferred financing costs	$ 55,881

NOTE 5 – NOTES PAYABLE

On January 15, 2014, the Company, and its wholly owned subsidiary AES issued a promissory note in the amount of $370,000. The note is due on July 15, 2014 and bears annual interest of 10%.  The note was issued as consideration to fund a technology licensing fee (see Note 3). This note and all associated accrued interest was paid in full on July 8, 2014.

On February 17, 2014, the Company issued a promissory note in the amount of $130,000. The note is due on July 15, 2014 and bears annual interest of 10%.  The proceeds were used for working capital and general corporate purposes. This note and all associated accrued interest were paid in full on July 8, 2014.

On February 27, 2014, the Company’s wholly-owned subsidiary KMHVC (dba “STP) entered into a promissory note with a third-party equipment seller for the purchase of equipment.  KMHVC financed $117,120 of the purchase price and agreed to pay an additional $5,459 in finance charges (equal to 8.5% of the amount financed) for a total amount due under the promissory note of $122,579. The promissory note is secured by the equipment purchased. The promissory note is payable in 12 equal monthly installments of $10,215 with the first payment due on March 27, 2014 and the last payment due on February 27, 2015.

On April 18, 2014, the Company’s wholly-owned subsidiary KMHVC entered into a promissory note with a third-party equipment seller for the purchase of equipment.  KMHVC financed $63,006 of the purchase price and agreed to pay an additional $2,935 in finance charges (equal to 8.5% of the amount financed) for a total amount due under the promissory note of $65,941.  The promissory note is secured by the equipment purchased   The promissory note is payable in 12 equal monthly installments of $5,495 with the first payment due on May 18, 2014 and the last payment due on April 18, 2015.

On April 22, 2014, the Company’s wholly-owned subsidiary AES Water Solutions entered into a promissory note with Texas Mutual Insurance Company for workers’ compensation insurance premiums. AES Water Solutions financed the full amount of the premiums of $88,900, bearing an annual interest rate of 17% and agreed to pay an additional $3,853 in finance charges for a total amount due under the promissory note of $92,483. The promissory note is unsecured and is payable in 6 equal monthly installments of $15,342 with the first payment due on May 1, 2014 and the last payment due on October 1, 2014. This note and all associated accrued interest was paid in full on October 1, 2014.

On April 30, 2014, the Company issued 276,599 common shares with a market value of $149,366 to three related party note holders as partial consideration for notes payable and accrued interest outstanding of $138,303. A loss on conversion of debt of $11,063 resulting from the transactions was recorded at April 30, 2014.

On May 19, 2014, the Company’s wholly-owned subsidiary KMHVC entered into a promissory note with a third-party equipment seller for the purchase of equipment.  KMHVC financed $48,906 of the purchase price and agreed to pay an additional $2,278 in finance charges (equal to 8.5% of the amount financed) for a total amount due under the promissory note of $51,184.  The promissory note is secured by the equipment purchased. The promissory note is payable in 12 equal monthly installments of $4,265 with the first payment due on June 19, 2014 and the last payment due on May 19, 2015.

Heartland Bank Credit Facility

On August 12, 2014, the Company and its wholly-owned subsidiaries (collectively, the “Borrower”) entered a senior secured credit facility (the “Facility”) with Heartland Bank as Agent consisting of (i) a credit agreement (the "Credit Agreement") with Heartland Bank for a 3-year $12 million term loan (the “Term Loan”) and (ii) an account purchase agreement (the “Purchase Agreement”) with

Heartland Bank, as agent for the purchase and sale of approved receivables of Borrower in amounts not to exceed $6 million. The proceeds of borrowings under the Facility may be used for the payment of a portion of the purchase price for the acquisition of Hamilton Investment Group; the refinance of outstanding debt under Borrower’s prior accounts receivable facility; working capital needs of the Company and its subsidiaries; funding of the debt service reserve account and payment of all costs and expenses arising in connection with the negotiation of the Credit Agreement and related documents. On the closing date, the Borrower received proceeds of $12 million under the Credit Agreement and approximately $4.65 million under the Purchase Agreement.

Borrowings under the Credit Agreement bear interest at a rate per annum equal to WSJ prime plus a spread that ranges from 5.50% to 8.25% per annum depending on the Borrower’s first lien leverage ratio (provided that at no time shall the WSJ prime be less than 4%). The Term Loan requires monthly interest payments, quarterly principal payments of $300,000 and a balloon payment on the August 12, 2017 maturity date.  The Term Loan may be increased by up to an additional $10 million upon request and agreement by the Lenders, but is not a committed amount under the facility.

Under the Purchase Agreement, all approved receivables will be purchased by the lenders thereunder for the face amount of such receivable less the lender’s 1.50% service charge.   In addition, the Purchase Agreement requires a 10% reserve against receivables purchased, which amount will increase from 25-50% for receivables outstanding past 60-90 days, respectively. The Lenders have the option under the agreements to require the Borrower to repurchase receivables under certain circumstances. The account purchase facility replaces the Company’s previous senior secured revolving facility.

The Company evaluated the Purchase Agreement under ASC 860 and determined that related transactions should be  accounted for as secured borrowings, the receivables sold under the Purchase Agreement remain as assets of the Company, the service charge under the agreement is included in interest expense, and the reserve established is presented as restricted cash on the Company’s balance sheet.

Both the Credit Agreement and the Purchase Agreement require the Borrower to maintain a fixed charge coverage ratio of not less than 1.2:1.0, a first lien leverage ratio of ranging from 3.0:1.0 during 2014  to 2.75:1.0 -2.25:1.0 during 2015 to 2.0:1.0 beginning in 2016, a EBITDA to Interest Expense ratio ranging from 2.75:1.0 during 2014, 3.75:1.0 during 2015 to 4.75:1.0 beginning in 2016 and a tangible net worth of not less than $1 million for each quarter beginning December 31, 2014.  The Borrower is also required to maintain a debt service reserve account sufficient to pay all debt and interest expense due in the next fiscal quarter. The restrictive covenants include customary restrictions on the Company's ability to incur additional debt; make investments; grant or incur liens on assets; sell assets; engage in mergers, consolidations, liquidations or dissolutions; engage in transactions with affiliates; and make dividend payments (although the Borrower is allowed to make dividend payments so long as no event of default will result from such payment or in shares of the Company’s stock). In addition, the Credit Agreement contains customary representations and warranties, affirmative covenants and events of default.

The Facility is secured by all of the Borrower’s assets as well as a pledge of the Company’s equity in each of its wholly-owned subsidiaries.  The Company paid a cash closing fee of $450,000 to the Lenders and also issued a 4-year warrant to purchase 2.5 million shares of the Company’s common stock with an exercise price $1.00 per share in connection with the Term Loan. The related fair value of the warrants amounting to $1,293,680 was recorded as a debt discount and is amortized over the term of the note. The Company relied on the exemption provided by Rule 506 and/or Section 4(2) of the Securities Act of 1933, as amended.

Effective September 15, 2014, the Company and its wholly-owned subsidiaries entered into a First Modification Agreement (the “APA Amendment”) with Heartland Bank, administrative agent, (“Agent”)  wherein the following amendments were made:  (i) increase the Facility Limit under the Account Purchase Agreement to $6,600,000 (from $6,000,000); (ii) change the Borrowers’ address and (iii) extend the deadline for Borrower’s delivery of landlord’s consents and waivers to 60-days of the date of the Account Purchase Agreement.

Effective September 15, 2014, the Company and its wholly-owned subsidiaries entered into a First Modification Agreement (the “Term Loan Amendment”) with Agent, wherein amendments were made to (i) change the Borrowers’ address and (ii) extend the deadline for Borrower’s delivery of landlord’s consents and waivers to 60-days of the date of the Account Purchase Agreement.

The Company incurred a total of $1,346,221 in various financing fees which are amortized over the life of the credit facility.

The summary below shows the activity related to all deferred financing fees related to the notes payable as of September 30, 2014:

Balance at January 1, 2014	$ -
Add: financing fees paid	1,346,221
Less: amortization of deferred financing costs	(99,752)
1,246,469
Less: current maturities	(439,931)
Long-term deferred financing costs	$ 806,538

A summary of the activity in notes payable for the nine months ended September 30, 2014 is shown below:

Notes payable - related parties

Balance at January 1, 2014	$ 1,131,884
Less: payments on notes payable	(288,427)
Less: conversions of notes payable to common shares	(128,749)
714,708
Less - current maturities, net - related parties	(515,000)
Long-term notes payable, net September 30, 2014	$ 199,708

Notes payable - third parties

Balance at January 1, 2014	$ 1,243,855
Note issued in consideration for intangible assets	370,000
Notes issued in connection with purchase of property and equipment	229,032
Unsecured promissory notes	130,000
Note issued for financing of insurance premium	88,900
Note issued in conjunction with acquisition	12,000,000
Secured borrowings	5,773,601
Less: payments on notes payable	(745,673)
Less: debt discount for warrants issued with acquisition note	(1,293,679)
Add: amortization of note discount	56,801
17,852,837
Less - current maturities, net - third parties	(7,194,609)
Long-term notes payable, net September 30, 2014	$ 10,658,228

NOTE 6 – LINE OF CREDIT

On June 26, 2013, our wholly-owned subsidiaries, KMHVC, Inc. and AES (the “Borrower”) entered into a $2 million revolving accounts receivable financing facility with Rosenthal & Rosenthal (“Rosenthal”). The financing facility provides for the Borrower to have access to the lesser of (i) $2 million or (ii) 85% of Net Amount of Eligible Receivables (as defined in the financing agreement). The financing facility is paid for by the assignment of the Borrower’s accounts receivable to Rosenthal and is secured by the Borrower’s assets. The financing facility has an interest rate of 4.00% in excess of the prime rate reported by the Wall Street Journal per annum. The interest rate increases to the prime rate plus 7.00% for any borrowings in excess of 85% of the Borrower’s Net Amount of Eligible Receivables. In addition, the Borrower paid Rosenthal a facility fee of $30,000 on the closing and an annual fee of $20,000 and a monthly administration fee of $1,000 as well as monthly additional charges of not less than $2,000. The financing facility is for an initial term of two-years, expiring on June 30, 2015, and will renew on a year to year basis, unless terminated in accordance with the financing agreement. If the facility is terminated prior to the first anniversary, Borrower is obligated to pay Rosenthal a fee of 2% of the maximum facility amount and if terminated after the first anniversary and prior to the second anniversary then Borrower shall pay a fee of 1% of the maximum facility amount. We guaranteed repayment of the line of credit, which guaranty is secured by our assets. As such, this transaction does not constitute a sale of receivables.

On November 20, 2013, our wholly-owned subsidiary, AquaTex entered into an Assumption Agreement with Rosenthal & Rosenthal, Inc. under which AquaTex became an additional borrower under the financing facility with Rosenthal.  In connection with AquaTex becoming an additional borrower under the facility, Rosenthal increased the maximum amount available under the facility to $3 million.  In January 2014, Rosenthal increased the maximum amount available under the facility to $4 million.  In April 2014, Rosenthal increased the maximum amount available under the facility to $5 million. Pursuant to the terms of the financing facility, the Company was required to maintain at the end of each quarter, tangible net worth in an amount not less than negative $1,000,000 and working capital of not less than negative $2,000,000.

On March 26, 2014, the Company’s wholly-owned subsidiaries, AquaTex, AES, and STP entered into a waiver and amendment agreement with Rosenthal & Rosenthal, Inc. under which Rosenthal waived our non- compliance with the covenant to maintain working capital of not less than negative $2,000,000 for the period ended December 31, 2013.  Additionally, Section 6.10 of our Financing Agreement with Rosenthal & Rosenthal, Inc. was amended to provide that we are required to maintain working capital of not less than negative $4,500,000 in future periods.  As of June 30, 2014, the Company was in compliance with all of its financial covenants.

During the nine months ended September 30, 2014, the Company made draws, net of expenses of $2,073,328.

On August 12, 2014, the balance of $4,752,317 on the line of credit was paid off using proceeds from the Heartland credit facility (see Note 5).

The Company paid a total of $54,167 in various financing fees related to the line of credit during the current period which were fully amortized as of August 12, 2014 due to the closing of the line of credit.

The summary below shows the activity related to all deferred financing fees related to the line of credit as of September 30, 2014:

Balance at January 1, 2014	$ 53,490
Add: financing fees paid	54,167
Less: amortization of deferred financing costs	(107,657)
-
Less: current maturities	-
Long-term deferred financing costs	$ -

NOTE 7 – PREFERRED STOCK

From June 21, 2014 through July 8, 2014, we sold 4,000 shares of Series A Convertible Preferred Stock at a price of $1,000 per unit for $4,000,000. Each unit consists of (i) 1 share of our Series A Convertible Preferred Stock immediately convertible into a number of shares of our common stock equal to the quotient of $1,000 divided by the conversion price then in effect, which is initially$0.70, and (ii) common stock purchase warrants to purchase 500 common shares at an exercise price of $1.00 and a term of 3 years.  The Series A Convertible Preferred Stock and warrants contain standard piggy back registration rights.

The Company evaluated the embedded conversion option of the preferred stock under FASB ASC 815-15 and determined that it is clearly and closely related to the host contract, the preferred stock, and does not require to be bifurcated.   The Company evaluated the preferred stock for a beneficial conversion feature under FASB ASC 470-20 and determined that a beneficial conversion feature of $720,424 existed which has been fully recognized as a deemed dividend to the preferred shareholders.

The Company incurred issuance costs of $242,700 for broker fees related to the preferred share offering during the nine months ended September 30, 2014.

Pursuant to the terms of the Series A Certificate of Designation, each share of Series A Preferred: (i)  is entitled to receive cumulative cash dividends at an annual rate of 10% out of any funds and assets of the Company legally available therefor, prior and in preference to any declaration or payment of any dividend payable on the Common Stock, payable quarterly; (ii) is convertible into a number of shares of common stock equal to the quotient of $1,000 divided by the conversion price then in effect, which is initially $0.70; (iii) votes generally with the common stock on an as-converted basis on all matters, other than those matters on which the Series A Preferred is entitled to vote as a separate class by law or as set forth in the Series A Certificate of Designation; (iv) is senior to the common stock upon a liquidation of the Company; (v) is automatically converted into common stock at the then applicable conversion price: (A) (1) if the underlying conversion shares are registered or such conversion shares are eligible for resale under Rule 144 under the Securities Act of 1933 and (2) Company’s stock price is at least $1.60 for 40 trading days during a 60 trading day period with average daily volume of at least 50,000 shares during those 40 trading days; (B) upon the written consent of the holders of 50% of the Series A Preferred, or, (C) on June 30, 2017; and (vi) is entitled to anti-dilution adjustments in the event of a dividend, stock split, reclassification, reorganization, consolidation or merger.

NOTE 8 – COMMON STOCK

On January 7, 2014, the Company issued 25,000 shares of its common stock to one of our directors upon exercise of outstanding warrants.  The Company received $6,250 in proceeds from the exercise of the warrant, which proceeds were used for working capital and general corporate purposes.

On January 23, 2014, we issued 59,210 shares of our common stock upon exercise of outstanding warrants.  The warrant was issued to purchase 125,000 shares and was exercised in full on a cashless basis and accordingly 65,790 shares were withheld by the Company at the market price of $0.57 per share less the exercise price of $0.30 per share to fund the exercise price.

On January 23, 2014, we issued 58,035 shares of our common stock upon exercise of outstanding warrants.  The warrant was issued to purchase 125,000 shares and was exercised in full on a cashless basis and accordingly 66,965 shares were withheld by the Company at the market price of $0.56 per share less the exercise price of $0.30 per share to fund the exercise price.

On January 30, 2014, the Company issued 25,000 shares of its common stock upon exercise of outstanding warrants. We received $6,250 in proceeds from the exercise of the warrant, which proceeds were used for working capital and general corporate purposes.

On April 25, 2014, the Company entered into an investor relations consulting agreement pursuant to which the Company agreed to issue 250,000 shares of its common stock to a consultant in consideration of services rendered under the agreement. The fair value of the shares issued of $133,000 was recognized as stock compensation expense during the nine months ended September 30, 2014.

On April 30, 2014, the Company issued an aggregate of 276,599 shares of its common stock for the conversion of notes payable and accrued interest totaling to $138,303.   The Company recognized a loss on debt conversion for the nine months ended September 30, 2014 of $11,063.

On May 29, 2014, the Company issued 500,000 shares of its common stock to one of our directors upon exercise of his outstanding stock options.  The Company received $75,000 in proceeds from the exercise of the stock options, which proceeds were used for working capital and general corporate purposes.

In connection with the acquisition of Hamilton (see Note 2), we issued 3,523,554 common shares to the members of HIG pursuant to the terms of the Purchase Agreement.  The fair value of the shares was recorded at $2,219,839 as determined based on the market value of our common stock.

NOTE 9 – STOCK OPTIONS AND WARRANTS

Stock options

HII currently has two stock option plans: (a) the 2005 Stock Incentive Plan reserved 10,000,000 common shares and 8,615,140 stock options have been granted through September 30, 2014 and 153,000 options are outstanding at September 30, 2014, and (b) the 2012 Stock Incentive Plan reserved 10,000,000 common shares and 2,500,000 stock options have been granted through September 30, 2014 and 2,000,000 options are outstanding at September 30, 2014.

During the nine months ended September 30, 2014, 500,000 options were exercised and no options expired.

During the nine months ended September 30, 2014, 564,000 options were granted to employees and valued at $278,022 using the Black-Scholes pricing model. The 564,000 options vest over a period of 36 months.

Significant assumptions used in the valuation include the following:

Expected term                       7 years

Expected volatility             186.00%

Risk free interest rate             2.13%

Expected dividend yield         0.00%

During the nine months ended September 30, 2014, 100,000 options were granted to two directors and valued at $50,972 using the Black-Scholes pricing model.  The 100,000 options vest over a 12 month period.

Significant assumptions used in the valuation include the following:

Expected term                       5 years

Expected volatility             185.66%

Risk free interest rate             1.46%

Expected dividend yield         0.00%

Stock compensation expense recognized for the nine months ended September 30, 2014 related to the above options including those issued in the prior year amounted to $166,402. Unrecognized compensation cost as of September 30, 2014 of $309,568 is expected to be recognized over a period of 2.33 years.

Warrants

From June 21, 2014 to July 8, 2014, 2,000,000 warrants were issued in conjunction to the Series A Preferred Stock subscriptions to accredited investors (see Note 6) and valued at $908,059 using the Black-Scholes pricing model. The 2,000,000 warrants are immediately exercisable.  The fair value of the warrants is included in additional paid in capital.

Significant assumptions used in the valuation include the following:

Expected term                       3 years

Expected volatility             173.03%

Risk free interest rate             0.88%

Expected dividend yield         0.00%

On June 30, 2014, 50,000 warrants were issued in conjunction with the capital lease transaction disclosed above (see Note 3) and valued at $31,788 using the Black-Scholes pricing model. The 50,000 warrants only vest if the Company elects to exercise the purchase option prior to the end of the lease term, and, therefore, the fair value was not recorded. The warrants have an exercise price of $0.65 and a 5 year term.

Significant assumptions used in the valuation include the following:

Expected term                       5 years

Expected volatility             173.03%

Risk free interest rate             0.88%

Expected dividend yield         0.00%

On August 12, 2014, 2,500,000 warrants were issued in conjunction with the Heartland Term Loan transaction disclosed above (see Note 5) and valued at $1,293,679 using the Black-Scholes pricing model. The 2,500,000 warrants are immediately exercisable. The relative fair value of the warrants is recorded as a debt discount and amortized over the life of the Heartland Term Loan. The warrants have an exercise price of $1.00 and a 4 year term.

Significant assumptions used in the valuation include the following:

Expected term                       4 years

Expected volatility             169.51%

Risk free interest rate             1.63%

Expected dividend yield         0.00%

During the nine months ended September 30, 2014, 50,000 warrants were exercised for cash and 250,000 warrants were exercised on a cashless basis (see Note 8).

A summary of activity in options and warrants is as follows:

Weighted	Weighted	Aggregate		Weighted	Weighted	Aggregate
		Average	Average	Intrinsic		Average	Average	Intrinsic
	Options	Remaining Life	Exercise Price	Value	Warrants	Remaining Life	Exercise Price	Value

Outstanding at December 31, 2013	1,989,000	4.19	$ 0.17	$ 701,345	1,528,000	2.51	$ 0.14	$ 590,680

Six months ended September 30, 2014:
Granted	664,000		0.60		4,550,000		$ 1.00
Exercised	(500,000)		0.15		(300,000)		$ 0.29
Forfeited and cancelled	-				-

Outstanding at September 30, 2014	2,153,000	4.22	$ 0.31	$1,165,770	5,778,000	3.17	$ 0.81	$ 929,780

NOTE 10 – RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2014, a member of the Board provided cash advances to the Company totaling $75,000. The Company made repayments of $50,000 resulting in an outstanding balance of $183,000 as of September 30, 2014.  The outstanding amount is included in accounts payable and other liabilities - related parties in the consolidated balance sheets.

In connection with the acquisition of Hamilton (see Note 2), the Company incurred a working capital adjustment due to the former members of Hamilton in the amount of $2,521,628 for working capital in excess of the stock purchase agreement requirement at the acquisition date. The outstanding amount as of September 30, 2014 is included in accounts payable and other liabilities – related parties in the consolidated balance sheets.

NOTE 11 – INCOME TAXES

During the nine months ended September 30, 2014, the Company recognized a tax benefit of $5,639,233 related to the reversal of a portion of the full valuation allowance recorded on the deferred tax asset resulting from cumulative net operating loss carryforwards as a result of the acquisition of Hamilton on August 12, 2014. Management’s analysis of the future use of the currently existing cumulative net operating loss carryforwards determined that it is more likely than not that a portion will be utilized prior to expiration. Accordingly, the valuation allowance on the deferred tax asset was reduced during the period ended September 31, 2014, and a tax benefit recognized.

The Company has evaluated the deferred income taxes with regards to Section 382 of the Internal Revenue Code and has determined no limitations on the use of net operating loss carryforwards exist at September 30, 2014.

The Company reported no uncertain tax liability as of September 30, 2014 and expects no significant change to the uncertain tax liability over the next twelve months.

NOTE 12 – SUBSEQUENT EVENTS

On October 31, 2014, all of the holders of the Company’s existing unsecured convertible notes exercised their option to convert the outstanding principal and accrued interest amounts into our common shares at the fixed conversion price of $0.50 per share. The aggregate principal and accrued interest totaling to $1,025,000 was converted  to 2,050,000 common shares.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of

Hamilton Investment Group, Inc.

We have audited the accompanying consolidated financial statements of Hamilton Investment Group, Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations and retained earnings, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide our audits a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas

May 27, 2014

Ham, Langston & Brezina L.L.P. | 11550 Fuqua, Suite 475, Houston, TX 77034 | 281-481-1040 | www.hlb-cpa.com

HAMILTON INVESTMENT GROUP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2013 and 2012

	2013	2012
ASSETS

Current assets:
Cash and cash equivalents	$575,414	$1,123,250
Accounts receivable	3,173,823	1,386,998
Prepaid expenses	71,651	69,952

Total current assets	3,820,888	2,580,200

Property and equipment, net	4,010,870	1,602,815

Total assets	$7,831,758	$4,183,015

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Bank line of credit	$214,376	$-
Current portion of long-term debt	573,965	359,841
Accounts payable and accrued liabilities	535,276	229,844
Deferred revenue	-	180,000
Due to stockholders	-	988,983

Total current liabilities	1,323,617	1,758,668

Long-term debt, net of current portion	1,871,327	671,528

Total liabilities	3,194,944	2,430,196

Commitments and contingencies

Stockholders' equity:
Common stock: $1 par value, 500 shares authorized,
issued and outstanding	500	500
Additional paid-in capital	9,361	9,361
Retained earnings	4,626,953	1,742,958

Total stockholders' equity	4,636,814	1,752,819

Total liabilities and stockholders' equity	$7,831,758	$4,183,015

The accompanying notes are an integral part of these consolidated financial statements.

HAMILTON INVESTMENT GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the Years Ended December 31, 2013 and 2012

	2013	2012
Revenue:
Rental income	$10,010,419	$6,547,455
Product sales	2,025,840	1,933,145

Total revenue	12,036,259	8,480,600

Cost of Revenue:
Cost of products sold	1,307,671	1,554,436
Salaries, wages and benefits	2,917,650	2,185,195
Equipment rental	1,232,728	731,529
Depreciation and amortization	1,280,799	682,905
Maintenance and repairs	354,386	240,856
Tools, supplies and fuel	729,537	506,347

Total cost of revenue	7,822,771	5,901,268

Gross profit	4,213,488	2,579,332

Selling, general and administrative expenses	1,170,691	900,226

Income from operations	3,042,797	1,679,106

Other income and (expenses):
Interest expense	(123,909)	(66,327)
Gain on sale of assets	182,914	69,837

Total other income and (expenses), net	59,005	3,510

Net income	3,101,802	1,682,616

Retained earnings at beginning of year	1,742,958	60,342

Distributions	(217,807)	-

Retained earnings at end of year	$4,626,953	$1,742,958

The accompanying notes are an integral part of these consolidated financial statements.

HAMILTON INVESTMENT GROUP, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:
Net income	$3,101,802	$1,682,616
Adjustments to reconcile net income to net cash provided
by operating activates:
Depreciation expense	1,280,799	682,905
Provision for bad debts	9,182	-
Gain on sale of asset	(182,914)	(69,837)
Changes in operating assets and liabilities:
Accounts receivable	(1,796,007)	(212,513)
Prepaid expenses and other assets	(1,699)	(20,952)
Accounts payable and accrued liabilities	305,432	(267,316)
Deferred revenue	(180,000)	180,000

Net cash provided by operating activities	2,536,595	1,974,903

Cash flows from investing activities:
Proceeds from disposals of equipment	20,000	-
Purchase of property and equipment	(2,744,600)	(409,661)

Net cash used by investing activities	(2,724,600)	(409,661)

Cash flows from financing activities:
Proceeds from bank line of credit	234,707	-
Payments on bank line of credit	(20,331)	-
Proceed from long-term debt	1,616,002	-
Payments on long-term debt	(983,419)	(421,232)
Payments on notes payable to stockholders	(988,983)	(268,917)
Dividend distributions	(217,807)	-

Net cash used by financing activities	(359,831)	(690,149)

Net increase (decrease) in cash and cash equivalents	(547,836)	875,093

Cash and cash equivalents at beginning of year	1,123,250	248,157

Cash and cash equivalents at end of year	$575,414	$1,123,250

Supplemental disclosure of cash flow information

Cash paid for interest	$123,909	$66,327

Non-cash investing and financing activities

Property and equipment acquired with directly related debt	$781,340	$356,097

The accompanying notes are an integral part of these consolidated financial statements.

HAMILTON INVESTMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

1.

NATURE OF OERPATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Hamilton Investment Group, Inc. ("the Company" or "HIG") is an Oklahoma based oilfield services company. The Company operates primarily in Oklahoma and focuses on frac water management services and pit liner sales to oil and gas exploration and production ("E&P") companies. The Company manages the logistics and transportation associated with the water typically used during hydraulic fracturing and completions of horizontally drilled oil and gas wells.

The Company has a wholly owned subsidiary, Outlaw Rental & Sales LLC, that  was formed to perform services in Louisiana. At December 31, 2013, this subsidiary had insignificant activity.

Consolidated Financial Statements

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary where we exercise control. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Accounting

The Company prepares its financial statements using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities.  These estimates also affect disclosures of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Management believes that its estimates are reasonable.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided, when appropriate, based on past experience and other factors which, in management’s judgment, deserve current recognition in estimating probable bad debts.  No allowance for doubtful accounts was considered necessary as of December 31, 2013 or 2012.  Bad debt expense for the years ended December 31, 2013 and 2012 was $9,182 and $0, respectively.

Concentrations of Credit Risk

The Company grants credit to customers in the oil and gas industry operating primarily in Oklahoma. Consequently, the Company’s ability to collect the amounts due from customers is affected by economic fluctuations in the oil and gas industry.

HAMILTON INVESTMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

1.

NATURE OF OERPATIONS AND SIGNIFICANT ACCOUNTING POLICIES, continued

Concentrations of Credit Risk, continued

The Company maintains its cash in demand deposits at banks selected by management based upon their assessment of the financial stability of the institutions.  Balances periodically exceed the federal depository insurance limit; however, the Company has not experienced any losses on deposits. The failure of an underlying institution could result in financial loss to the Company.

At December 31, 2013 and 2012 and for the years then ended, the Company had concentrations of revenue and credit risk with certain customers that individually accounted for greater than 10% of total revenue and/or year end trade accounts receivable. The Company monitors the credit worthiness of customers, but does not require collateral for credit granted.

Following is an analysis of major customers and their percentage of total revenue and accounts receivable:

	Percentage of Accounts Receivable at December 31,		Percentage of Total Revenue for the year ended December 31,
	2013	2012	2013	2012

Customer 1 - Jones	**	**	**	24%
Customer 2 - Petro	**	52%	14%	19%
Customer 3 - Calx	24%	14%	**	16%
Customer 4 - EOG	**	**	**	11%
Customer 4 - Devon	62%	**	62%	**
Customer 5 - Husky	13%	**	**	**

** Less than 10% at the date or in the year indicated.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation.  Depreciation of property and equipment is calculated using the straight-line method for financial reporting purposes based on the estimated useful lives of such assets as follows:

Estimated
Category	Useful Lives

Machinery and equipment	3 years
Furniture and fixtures	3 years

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized.  Expenditures for maintenance and repairs are charged to expense as incurred.  The cost and related accumulated depreciation of assets retired or otherwise disposed of are removed from the accounts, and any resulting gain or loss is recognized in operations for the period.

HAMILTON INVESTMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

1.

NATURE OF OERPATIONS AND SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value of Financial Instruments

Fair value estimates of financial instruments are based on relevant market information and may be subjective in nature and involve uncertainties and matters of significant judgment.  The Company believes that the carrying value of its assets and liabilities approximate the fair value of such items.  The Company does not hold or issue financial instruments for trading purposes.

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value.  When the book value approximates fair value, no additional disclosure is made.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted cash flows expected to be generated by the assets.  If the assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets.  No long-lived assets were considered impaired for the years ended December 31, 2013 or 2012.

Income Taxes

The Company has elected to be treated as a Subchapter S Corporation for federal income tax purposes.  No provision is made for federal income taxes since income is passed through to the stockholders of the Company and reported on their individual income tax returns.

The Company files income tax returns in the United States and in one state jurisdiction.  With few exceptions, the Company is no longer subject to United States federal income tax examinations for years before 2009, and is no longer subject to state and local income tax examinations for years before 2008.

Cost of Sales

The Company classifies direct material costs, direct labor costs, freight, and other direct costs, such as depreciation on equipment and production facilities, repairs, maintenance, fuel for trucks, and equipment rental, as cost of sales. Selling, general and administrative costs are classified as operating expenses in the Company’s statements of operations and retained earnings.

Revenue Recognition

Revenues from services provided are recognized when all of the following criteria have been met: (1) evidence of an arrangement exists, (2) the service has been provided to the customer, (3) the price is fixed or determinable and (4) collectability is reasonably assured.

Recently Issued Accounting Standards

In preparing the financial statements, management considered all new pronouncements through the date of the report. Management does not believe that new guidance issued during the years ended December 31, 2013 and 2012 will have a material impact on the Company's presentation and disclosure.

HAMILTON INVESTMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

2.

PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2013 and 2012 consist of the following:

	2013	2012

Land	$361,708	$361,708
Furniture and fixtures	37,767	22,781
Transportation equipment	1,561,899	1,216,576
Rental equipment	6,099,919	3,160,028

	8,061,293	4,761,093
Less accumulated depreciation	(4,050,423)	(3,158,278)

	$4,010,870	$1,602,815

Depreciation expense for the years ended December 31, 2013 and 2012 was $1,280,800 and $682,905, respectively.

3.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following at December 31, 2013 and 2012:

	2013	2012

Accounts payable – trade	$316,985	$152,722
Insurance payable	23,808	9,526
Sales tax payable	82,111	26,058
Other accrued liabilities	112,373	41,538

	$535,277	$229,844

4.

BANK LINE OF CREDIT AND LONG-TERM DEBT

At December 31, 2013, the Company has a $500,000 line of credit with a bank bearing interest at a variable annual rate of LIBOR (0.43735% at December 31, 2013) plus 3.472%. This line of credit is due in monthly payments of interest only based on the outstanding balance and matures on  May 24, 2014. This line of credit is collateralized by accounts receivable and the guarantees of the stockholders. The outstanding balance under this line of credit is $214,376 at December 31, 2013.

Long-term debt, at December 31, 2013 and 2012, consists of the following:

	2013	2012
Note Payable to a bank, bearing interest of 4.40% per year and due in monthly installments of $15,899, including interest, through March 2020. This note is collateralized by a drilling rig, certain related equipment necessary to transport and operate the drilling rig and the guarantees of the stockholders .	$1,038,501	$-

HAMILTON INVESTMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

4.

BANK LINE OF CREDIT AND LONG-TERM DEBT, continued

	2013	2012

Note Payable to a bank, bearing interest of 4.25% per year and due in monthly installments of $4,645, including interest, through March 2020. This note is collateralized by certain equipment and the guarantees of the stockholders.	250,000	-

Note Payable to various banks and credit companies in connection with vehicle and equipment purchases. At December 31, 2013, these notes require monthly principal payments of approximately $32,000 and bear interest at rates ranging from 3.79% to 7.79% . The notes mature at various dates through 2018, and are collateralized by the related equipment.	1,156,792	1,031,369

	2,445,293	1,031,369

Less current maturities:	(573,965)	(359,841)

Long term debt, net of current maturities	$1,871,328	$671,528

Following is an analysis of the future annual maturities of notes payable and long-term debt at December 31, 2013:

Year Ending December 31,	Amount
2014	$573,965
2015	522,163
2016	449,962
2017	416,407
2018	272,686
Thereafter	210,110

$2,445,293

5.

STOCKHOLDERS' EQUITY

During the years ended December 31, 2013 and 2012, the Company made distributions to stockholders totaling $217,807 and $0, respectively. These distributions were payments made to the stockholders for expenses, unrelated to the business, made on their behalf. (See Note 6)

6.

RELATED PARTY TRANSACTIONS

The Company is a closely held business and the stockholders have made advances and paid expenses on behalf of the Company and the Company has made advances and paid expenses on behalf of the stockholders, resulting in amounts due to the stockholders at December 31, 2012. These stockholder payables were non-interest bearing and were  fully repaid during the year ended December 31, 2013. Following is an analysis of related party transactions with the stockholders for the years ended December 31, 2013 and 2012:

HAMILTON INVESTMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

6.

RELATED PARTY TRANSACTIONS, contued

Balance at December 31, 2011	$1,257,900

Net repayments to stockholders	(268,917)

Balance at December 31, 2012	988,983

Net repayments to stockholders	(988,983)

Balance at December 31, 2013	$-

7.

COMMITMENTS AND CONTINGENCIES

The Company may periodically be involved in legal disputes or actions in the normal course of business. Management believes that at December 31, 2013 and 2012, there are no such actions that are significant to the financial statements.

8.

SUBSEQUENT EVENTS

Subsequent events have been evaluated through May 27, 2014, which is the date the financial statements are available to be issued.

HAMILTON INVESTMENT GROUP, INC.
CONSOLIDATED BALANCE SHEETS
June 30, 2014 and December 31, 2013
(Unaudited)

June 30, 2014		December 31, 2013
ASSETS

Current assets:
Cash and cash equivalents	$2,652,796	$575,414
Accounts receivable	3,459,962	3,173,823
Prepaid expenses	100,270	71,651

Total current assets	6,213,028	3,820,888

Property and equipment, net	4,947,069	4,010,870

Total assets	$11,160,097	$7,831,758

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Bank line of credit	$746,196	$214,376
Current portion of long-term debt	2,428,479	573,965
Accounts payable and accrued liabilities	905,902	535,276

Total current liabilities	4,080,577	1,323,617

Long-term debt, net of current portion	-	1,871,327

Total liabilities	4,080,577	3,194,944

Commitments and contingencies

Stockholders' equity:
Common stock: $1 par value, 500 shares authorized,
issued and outstanding	500	500
Additional paid-in capital	9,361	9,361
Retained earnings	7,069,659	4,626,953

Total stockholders' equity	7,079,520	4,636,814

Total liabilities and stockholders' equity	$11,160,097	$7,831,758

The accompanying notes are an integral part of these unaudited consolidated financial statements.

HAMILTON INVESTMENT GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the Six Months Ended June 30, 2014 and 2013
(Unaudited)

	2014	2013

Revenues	8,093,936	4,676,564

Cost of revenues	4,068,953	3,355,434

Gross profit	4,024,983	1,321,130

Selling, general and administrative expenses	1,297,756	557,549

Income from operations	2,727,227	763,581

Other income and (expenses):
Interest expense	(58,521)	(41,707)
Gain on sale of assets	27,944	-

Total other income and (expenses), net	(30,577)	(41,707)

Net income	2,696,650	721,874

Retained earnings at beginning of period	4,626,953	1,742,958

Distributions	(253,944)	(425,348)

Retained earnings at end of period	$7,069,659	$2,039,484

The accompanying notes are an integral part of these unaudited consolidated financial statements.

HAMILTON INVESTMENT GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2014 and 2013
(Unaudited)
2014		2013
Cash flows from operating activities:
Net income	$2,696,650	$721,874
Adjustments to reconcile net income to net
cash provided by operating activates:
Depreciation expense	735,792	422,845
Provision for bad debts	-	9,182
Gain on sale of asset	(27,944)	-
Changes in operating assets and liabilities:
Accounts receivable	(286,139)	(645,215)
Prepaid expenses and other assets	(28,619)	-
Accounts payable and accrued liabilities	370,626	509,300
Deferred revenue	-	(180,000)

Net cash provided by operating activities	3,460,366	837,986

Cash flows from investing activities:
Proceeds from disposals of equipment	18,000	-
Purchase of property and equipment	(1,491,510)	(1,068,908)

Net cash used in investing activities	(1,473,510)	(1,068,908)

Cash flows from financing activities:
Proceeds from bank line of credit	567,092	476,891
Payments of bank line of credit	(35,272)	-
Proceed from long-term debt	-	-
Payments on long-term debt	(187,350)	(322,967)
Payments on notes payable to a related parties	-	(97,500)
Dividend distributions	(253,944)	(425,348)

Net cash provided by (used in) financing activities	90,526	(368,924)

Net increase (decrease) in cash and cash equivalents	2,077,382	(599,846)

Cash and cash equivalents at beginning of period	575,414	1,123,250

Cash and cash equivalents at end of period	$2,652,796	$523,404

Supplemental disclosure of cash flow information
Cash paid for interest	$58,521	$41,707
Non-cash investing and financing activities
Property and equipment acquired with directly
related debt	$203,179	$1,337,158
Property and equipment traded for settlement
of note payable	$32,643	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

HAMILTON INVESTMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2014 and 2013

(Unaudited)

1.

NATURE OF OERPATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Hamilton Investment Group, Inc. ("the Company" or "HIG") is an Oklahoma based oilfield services company. The Company operates primarily in Oklahoma and focuses on frac water management services and pit liner sales to oil and gas exploration and production ("E&P") companies. The Company manages the logistics and transportation associated with the water typically used during hydraulic fracturing and completions of horizontally drilled oil and gas wells.

Basis of Accounting

The Company prepares its financial statements using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities.  These estimates also affect disclosures of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Management believes that its estimates are reasonable.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided, when appropriate, based on past experience and other factors which, in management’s judgment, deserve current recognition in estimating probable bad debts.  No allowance for doubtful accounts was considered necessary as of June 30, 2014.

Concentrations of Credit Risk

The Company grants credit to customers in the oil and gas industry operating primarily in Oklahoma. Consequently, the Company’s ability to collect the amounts due from customers is affected by economic fluctuations in the oil and gas industry.

The Company maintains its cash in demand deposits at banks selected by management based upon their assessment of the financial stability of the institutions.  Balances periodically exceed the federal depository insurance limit; however, the Company has not experienced any losses on deposits. The failure of an underlying institution could result in financial loss to the Company.

HAMILTON INVESTMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2014 and 2013

(Unaudited)

1.

NATURE OF OERPATIONS AND SIGNIFICANT ACCOUNTING POLICIES, continued

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation.  Depreciation of property and equipment is calculated using the straight-line method for financial reporting purposes based on the estimated useful lives of such assets as follows:

Estimated
Category	Useful Lives

Machinery and equipment	3 years
Furniture and fixtures	3 years

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized.  Expenditures for maintenance and repairs are charged to expense as incurred.  The cost and related accumulated depreciation of assets retired or otherwise disposed of are removed from the accounts, and any resulting gain or loss is recognized in operations for the period.

Fair Value of Financial Instruments

Fair value estimates of financial instruments are based on relevant market information and may be subjective in nature and involve uncertainties and matters of significant judgment.  The Company believes that the carrying value of its assets and liabilities approximate the fair value of such items.  The Company does not hold or issue financial instruments for trading purposes.

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value.  When the book value approximates fair value, no additional disclosure is made.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted cash flows expected to be generated by the assets.  If the assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets.  No long-lived assets were considered impaired for the period ended June 30, 2014.

Income Taxes

The Company has elected to be treated as a Subchapter S Corporation for federal income tax purposes.  No provision is made for federal income taxes since income is passed through to the stockholders of the Company and reported on their individual income tax returns.

The Company files income tax returns in the United States and in one state jurisdiction.  With few exceptions, the Company is no longer subject to United States federal income tax examinations for years before 2008, and is no longer subject to state and local income tax examinations for years before 2007.

HAMILTON INVESTMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2014 and 2013

(Unaudited)

1.

NATURE OF OERPATIONS AND SIGNIFICANT ACCOUNTING POLICIES, continued

Cost of Sales

The Company classifies direct material costs, direct labor costs, freight, and other direct costs, such as depreciation on equipment and production facilities, repairs, maintenance, fuel for trucks, and equipment rental, as cost of sales. Selling, general and administrative costs are classified as operating expenses in the Company’s statements of operations and retained earnings.

Revenue Recognition

Revenues from services provided are recognized when all of the following criteria have been met: (1) evidence of an arrangement exists, (2) the service has been provided to the customer, (3) the price is fixed or determinable and (4) collectability is reasonably assured.

               Restatement

               The accompanying financial statements have been restated to: 1) properly record the reversal of revenue and expenses recognized in the prior period; 2) property record prepaid insurance previously expensed and; 3) property record the reversal of certain expenses, unrelated to the Company's business, but paid on behalf of the stockholders for treatment as dividend distributions.  The restatement had the following impact on the consolidated financial statements for the six months ended June 30, 2014.

Balance Sheet
Decrease to account receivable	$(469,564)
Increase to prepaid expenses	65,327
Decrease to accounts payable and accrued liabilities	162,160
Decrease to retained earnings (including distributions of $238,361)	242,077

Statement of Operation
Decrease to revenues	$(469,564)
Decrease to cost of revenues	280,521
Decrease to selling, general and administrative expenses	185,327

$(3,716)

Recently Issued Accounting Standards

In preparing the financial statements, management considered all new pronouncements through the date of the report. Management does not believe that new guidance issued during the period ended June 30, 2014 will have a material impact on the Company's presentation and disclosure.

2.

PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2014 and December 31, 2013 consist of the following:

	June 30,	December 31,
	2014	2013
Land	$361,708	$361,708
Furniture and fixtures	37,767	37,767
Transportation equipment	1,720,653	1,561,899
Rental equipment	7,592,846	6,099,919

	9,712,974	8,061,293
Less accumulated depreciation	(4,765,905)	(4,050,423)

	$4,947,069	$4,010,870

Depreciation expense for the six months ended June 30, 2014 and 2013 was $735,792 and $422,845, respectively.

3.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at June 30, 2014 and December 31, 2013 consist of the following:

	2014	2013
Accounts payable – trade	$298,404	$316,985
Sales tax payable	127,972	82,111
Other accrued liabilities	479,526	136,180

	$905,902	$535,276

HAMILTON INVESTMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2014 and 2013

(Unaudited)

4.

BANK LINE OF CREDIT AND LONG-TERM DEBT

At June 30, 2014, the Company has a $750,000 line of credit with a bank bearing interest at a variable annual rate of LIBOR plus 3.472% per year. This line of credit is due in monthly payments of interest only based on the outstanding balance and matures on  May 24, 2015. This line of credit is collateralized by accounts receivable and the guarantees of the stockholders. The outstanding balance under this line of credit is $746,196 at June 30, 2014.

Long-term debt, at June 30, 2014 and December 31, 2013, consists of the following:

	June 30,	December 31,
	2014	2013

Note Payable to a bank, bearing interest of 4.40% per year and due in monthly installments of $15,899, including interest, through March 2020. This note is collateralized by a drilling rig, certain related equipment necessary to transport and operate the drilling rig and the guarantees of the stockholders .	$953,062	$1,038,501

Note Payable to a bank, bearing interest of 4.25% per year and due in monthly installments of $4,645, including interest, through March 2020. This note is collateralized by certain equipment and the guarantees of the stockholders	227,542	250,000

Notes Payable to various banks and credit companies in connection with vehicle and equipment purchases. At June 30, 2013, these notes require monthly principal payments of approximately $32,000 and bear interest at rates ranging 3.79% to 7.79% per year. The notes mature at various times through 2018, and are secured by the related equipment.	1,247,875	1,156,792

	2,428,479	2,445,293

Less current maturities:	(2,428,479)	(573,965)

Long term debt, net of current maturities	$-	$1,871,328

At June 30, 2013 all notes payable and long-term debt are classified as current due to the Company's agreement to payoff all outstanding debt upon the closing of the Acquisition. (See note 6).

HAMILTON INVESTMENT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2014 and 2013

(Unaudited)

 5.             MEMBERS EQUITY

During the six months ended June 30, 2014, the Company made distributions to shareholders totaling $15,583. These distributions were payments made to the stockholders for expense, unrelated to the business, made on their behalf. (See Note 6).

6.

SUBSEQUENT EVENTS

On July 28, 2014, the Company distributed the property located at 201 N. Buffalo Avenue, Guthrie OK 73044 to S&M Assets, LLC, an entity controlled by William Hamilton.

In July and August 2014, the Company repaid $1,113,400 in outstanding equipment and truck notes.

On August, 11, 2014, the Company transferred 12 ½ miles of 10” and 12” layflat and aluminum hose valued at $1,516,000 to S&M Assets, LLC, an entity controlled by William Hamilton.

On August 12, 2014, the Company paid $2,137,908 to Chase Bank as payment in full of amounts due under its outstanding line of credit and under certain outstanding equipment notes.

On August 12, 2014, all of the common stock of the Company was sold (the “Acquisition”) to HII Technologies  (“HIIT”) pursuant to the terms of a Stock Purchase Agreement dated August 11, 2014 by and among HIIT, the Company and the stockholders of the Company (the “Stock Purchase Agreement”). The sales price consisted of: (a) Cash in the amount of $9,000,000 plus excess working capital of $2,359,500 to be paid as described below; and (b) 3,523,554 shares (the “Shares”) of the HIIT’s common stock ($2,300,000 value based on the trailing 20-day average of the registrant’s common stock).   The Stock Purchase Agreement includes a working capital adjustment provision whereby the former stockholders of the Company are entitled to additional cash equal to the amount of our working capital in excess of $2,200,000 (“Working Capital Target”) at closing; provided, however, that in the event that our working capital was less than the Working Capital Target at closing, then the amount of such deficit will be offset against the Shares issued by HIIT at closing. The former stockholders of the Company are entitled to receive additional proceeds of $2,359,500 under this working capital provision.  The Stock Purchase Agreement contains 2-year non-compete/non-solicitation provisions for William M. Hamilton and Sharon K. Hamilton, the Company's former stockholders.

Subsequent events have been evaluated through October 3, 2014, which is the date the financial statements are were issued.

HII TECHNOLOGIES, INC.

PRO FORMA FINANCIAL INFORMATION

(Unaudited)

Introductory Notes

Acquisition of Hamilton Investment Group, Inc.

On August 12, 2014, we consummated the acquisition (the “Acquisition”) of all of the outstanding stock of Hamilton Investment Group, Inc. (“Hamilton”) pursuant to the terms of a Stock Purchase Agreement dated August 11, 2014 by and among the registrant, Hamilton and the stockholders of Hamilton (the “Stock Purchase Agreement”). The purchase price consisted of: (a) Cash in the amount of $9,000,000; and (b) 3,523,554 shares (the “Shares”) of the registrant’s common stock ($2,300,000 value based on the trailing 20-day average of the registrant’s common stock).  In addition, there exists a working capital adjustment provision whereby we would be required to pay the former Hamilton stockholders additional cash equal to the amount of any working capital of Hamilton in excess of $2,200,000 (“Working Capital Target”) at closing; provided, however, that in the event that Hamilton’s working capital is less than the Working Capital Target at closing, then the amount of such deficit will be offset against the Shares issued to the former Hamilton stockholders at closing

A summary of the pro forma purchase price allocation as of June 30, 2014 is as follows:

Purchase Price:
Cash at closing	$9,000,000
Stock	2,219,839
Working capital adjustment	3,006,856

Total Purchase Price	$14,226,695

Purchase Price Allocation:
Cash	$2,652,796
Accounts receivable	3,459,962
Net assets	5,119,218
Accounts payable and accrued liabilities	(905,902)
Goodwill	3,900,621

Total Purchase Price	$14,226,695

HII TECHNOLOGIES, INC.

PRO FORMA FINANCIAL INFORMATION

(Unaudited)

Heartland Bank Credit Facility

On August 12, 2014, HII Technologies, Inc. (the "Company") and its wholly-owned subsidiaries (collectively, the “Borrower”) entered a senior secured credit facility (the “Facility”) with Heartland Bank as Agent consisting of (i) a credit agreement (the "Credit Agreement") with Heartland Bank for a 3-year $12 million term loan (the “Term Loan”) and (ii) an account purchase agreement (the “Purchase Agreement”) with Heartland Bank, as agent for the purchase and sale of approved receivables of Borrower in amounts not to exceed $6 million. The proceeds of borrowings under the Facility may be used for the payment of a portion of the purchase price for the acquisition of Hamilton Investment Group; the refinance of outstanding debt under Borrower’s prior accounts receivable facility; working capital needs of the Company and its subsidiaries; funding of the debt service reserve account and payment of all costs and expenses arising in connection with the negotiation of the Credit Agreement and related documents. On the closing date, the Borrower received proceeds of $12 million under the Credit Agreement and approximately $4.65 million under the Purchase Agreement.  The Company utilized $9 million to pay a portion of the purchase price for the Hamilton acquisition, approximately $4.75 million to payoff the Borrower’s prior accounts receivable facility, $450,000 in commitment fees, $675,000 to fund Borrower’s debt service reserve account and approximately $190,000 in other expenses related to the Facility.  Borrower retained approximately $1.585 million for working capital.

Borrowings under the Credit Agreement bear interest at a rate per annum equal to WSJ prime plus a spread that ranges from 5.50% to 8.25% per annum depending on the Borrower’s first lien leverage ratio (provided that at no time shall the WSJ prime be less than 4%). The Term Loan requires monthly interest payments, quarterly principal payments of $300,000 and a balloon payment on the August 12, 2017 maturity date.  The Term Loan may be increased by up to an additional $10 million upon request and agreement by the Lenders, but is not a committed amount under the facility.

Under the Purchase Agreement, all approved receivables will be purchased by the lenders thereunder for the face amount of such receivable less the lender’s 1.50% service charge.   In addition, the Purchase Agreement requires a 10% reserve against receivables purchased, which amount will increase to 25 and 50% for receivables outstanding past 60 and 90 days, respectively.  The account purchase facility replaces the Company’s previous senior secured revolving facility.

The Facility is secured by all of the Borrower’s assets as well as a pledge of the Company’s equity in each of its wholly-owned subsidiaries.  The Company paid a cash structuring fee of $450,000 to the Lenders and also issued a 4-year warrant to purchase 2.5 million shares of the Company’s common stock with an exercise price $1.00 per share in connection with the Facility, resulting in a debt discount equal to the relative fair value of the warrants of $1,293,679.

HII TECHNOLOGIES, INC.

PRO FORMA FINANCIAL INFORMATION

(Unaudited)

Pro Forma Financial Information

The unaudited condensed combined pro forma statements of operations for the six months ended June 30, 2014 and for the year ended December 31, 2013 give pro forma effect to the acquisition of Hamilton and funding of the Facility as if it had occurred on January 1, 2014 or 2013, respectively. The unaudited condensed combined pro forma balance sheet as of June 30, 2014 gives pro forma effect to the acquisition of Hamilton and funding of the Facility as if they had occurred on such date. The unaudited condensed combined pro forma statements of operations and balance sheet are based on the historical financial statements of the Company and Hamilton for the six months ended June 30, 2014 and for the year ended December 31, 2013.

This information should be read together with the financial statements of the Company, the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in the Company's annual report on Form 10-K for the year ended December 31, 2013 and quarterly report on Form 10-Q for the quarter ended June 30, 2014 which are incorporated herein by reference. The information should also be read together with the historical  financial statements of Hamilton included elsewhere in this Report.

The unaudited condensed combined pro forma financial information is presented for informational purposes only and is subject to a number of uncertainties and assumptions and do not purport to represent what the companies’ actual performance or financial position would have been had the transaction occurred on the dates indicated and does not purport to indicate the financial position or results of operations as of any future date or for any future period.

HII TECHNOLOGIES, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

June 30, 2014

			Pro Forma		Pro Forma
	HIIT	Hamilton	Adjustments		Consolidated

ASSETS

Current assets:
Cash and cash equivalents	$1,727,514	$2,652,796	$2,691,638	1,2,3,4,5,6,7	$7,071,948
Accounts receivable	6,270,933	3,459,962	-		9,730,895
Stock subscriptions receivable	2,000,000	-	-		2,000,000
Note receivable	291,790	-	-		291,790
Current portion of deferred financing costs	181,772	-	439,932	2	621,704
Prepaid expense and other current assets	267,017	100,270	(100,270)	9	267,017

Total current assets	10,739,026	6,213,028	3,031,300		19,983,354

Property and equipment, net	6,374,764	4,947,069	172,149	10,11	11,493,982
Deposits	33,960	-	-		33,960
Deferred financing costs, net of current portion	16,173	-	659,893	2	676,066
Intangible assets, net	556,803	-	-		556,803
Deferred tax asset	-	-	5,639,233	13	5,639,233
Goodwill	2,852,107	-	3,900,621	3	6,752,728

Total assets	$20,572,833	$11,160,097	$13,403,196		$45,136,126

Pro Forma Adjustments

1 - To record proceeds of acquisition debt with Heartland Bank

2 - To record debt costs paid for acquisition debt

3 - To record acquisition of Hamilton

4 - To record repayment of secured notes payable held by Hamilton at the date of acquisition

5 - To record repayment of line of credit held by Hamilton at the date of acquisition

6 - To record Payment of accounts payable and accrued liabilities of Hamilton at the date of acquisition

7 - To record proceeds from account purchase agreement with Heartland Bank which were used to pay off HIIT's line of credit

8 - To record warrants issued with the acquisition debt, resulting in a debt discount

9 - To record elimination of prepaid insurance upon acquisition

10 - To record elimination of value of assets excluded from the acquisition

11 - To record adjustment in asset value to FMV

12 - To record working capital adjustment due to sellers

13 - To record reduction of valuation allowance on deferred tax asset

HII TECHNOLOGIES, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET, continued

June 30, 2014

			Pro Forma		Pro Forma
HIIT		Hamilton	Adjustments		Combined

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
Accounts payable and accrued liabilities	$6,932,252	$905,902	$(905,902)	6	$6,932,252
Accounts payable - related party	183,000	-	3,006,856	12	3,189,856
Line of credit	4,082,669	746,196	1,171,135	5,7	6,000,000
Current portion of related party notes payable	515,000	-	-		515,000
Current portion of unsecured notes payable	559,655	-	-		559,655
Current portion of capital lease obligation	1,054,280	-			1,054,280
Current portion of secured notes payable	261,997	2,428,479	(1,659,705)	1,8	1,030,771

Total current liabilities	13,588,853	4,080,577	1,612,384		19,281,814

Non-current liabilities:
Notes payable - acquistion, net of current portion	-	-	10,153,160	1,4,8	10,153,160
Notes payable - secured	116,355	-			116,355
Capital lease obligation - net of current portion	1,533,453	-			1,533,453
Notes payable - unsecured	1,000,000	-			1,000,000
Notes payable - related parties, net of current portion	328,459	-			328,459

Total liabilities	16,567,120	4,080,577	11,765,544		32,413,241

Commitments and contingencies

Stockholders' equity (deficit)
Preferred stock, $.001 par value, 10,000,000
shares authorized, Series A Convertible
Preferred stock, $1,000 stated value, 4,000 shares
authorized, 3,410 shares issued and outstanding	2,786,981	-			2,786,981
Common stock, $.001 par value, 250,000,000
shares authorized, 53,142,110 shares issued
and outstanding	49,618	500	3,023	3	53,141
Additional paid-in-capital	29,118,134	9,361	3,500,634	3,8	32,628,129
Retained earnings (accumulated deficit)	(27,949,020)	7,069,659	(1,866,005)	2,3,8,13	(22,745,366)

Total stockholders'/members' equity (deficit)	4,005,713	7,079,520	1,637,652		12,722,885

Total liabilities and stockholders'/members'
equity (deficit)	$20,572,833	$11,160,097	$13,403,196		$45,136,126

HII TECHNOLOGIES, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2014

			Pro Forma		Pro Forma
	HIIT	Hamilton	Adjustments		Combined

Revenues	$14,257,445	$8,093,936	$(536,833)	4	$21,814,548
Cost of Revenues	10,303,201	4,068,953	(476,833)	4,7	13,895,321

Gross profit	3,954,244	4,024,983	(60,000)		7,919,227

Operating expenses:
Selling, general and administrative	4,215,358	1,297,756	-		5,513,114

Total operating expenses	4,215,358	1,297,756	-		5,513,114

Income (loss) from operations	(261,114)	2,727,227	(60,000)		2,406,113

Other income (expense)
Gain on sale of assets	-	27,944			27,944
Loss on debt conversion	(11,063)		-		(11,063)
Interest expense, net	(315,845)	(58,521)	(1,017,940)	1,2,3,5	(1,392,306)

Income (loss) before income taxes	(588,022)	2,696,650	(1,077,940)		1,030,688

Benefit (provision) for income taxes	(77,383)	-	5,639,233	6	5,561,850

Net income (loss)	$(665,405)	$2,696,650	$4,561,293		$6,592,538
Deemed dividend	(623,019)	-	-		(623,019)
Cumulative dividend	(1,343)	-	-		(1,343)

Net income (loss) attributable to common
shareholders	$(1,289,767)	$2,696,650	$4,561,293		$5,968,176

Net income (loss) per common share
Basic	$(0.03)		$0.14		$0.11
Diluted	$(0.03)		$0.13		$0.11
Weighted average shares outstanding
Basic	48,847,902		3,523,554		52,371,456
Diluted	48,847,902		7,058,345		55,906,247

Pro Forma Adjustments

1 - To record amortization of deferred financing costs

2 - To record amortization of debt discount

3 - To record increase in interest expense from new note agreements

4 - To eliminate intercompany sales

5 - To eliminate interest expense associated with notes and lines of credit required to be paid off at closing

6 - To record reduction of valuation allowance on deferred tax asset

7 - To record cost of operating lease with S&M Assets, LLC

HII TECHNOLOGIES, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2013

			Pro Forma		Pro Forma
	HIIT	Hamilton	Adjustments		Combined

Revenues	$14,551,695	$12,036,259	$-		$26,587,954
Cost of Revenues	10,735,064	7,822,771	120,000	6	18,677,835

Gross profit	3,816,631	4,213,488	(120,000)		7,910,119

Operating expenses:
Selling, general and administrative	4,233,374	1,128,066			5,361,440
Provision for bad debts	162,243	-	-		162,243

Total operating expenses	4,395,617	1,128,066	-		5,523,683

Income (loss) from operations	(578,986)	3,085,422	(120,000)		2,386,436

Other income (expense)
Interest income	6,457	-	-		6,457
Gain on sale of assets	-	182,914	-		182,914
Amortization expense	(17,000)	-	-		(17,000)
Loss on extinguishment of liability	(96,297)	-	-		(96,297)
Interest expense, net	(405,951)	(123,909)	(2,104,948)	1,2,3,4	(2,634,808)

Income (loss) before income taxes	(1,091,777)	3,144,427	(2,224,948)		(172,298)

Benefit (provision) for income taxes	(106,357)	(42,625)	5,639,233	5	5,490,251

Net income (loss)	$(1,198,134)	$3,101,802	$3,414,285		$5,317,953

Net income (loss) per common share
Basic	$(0.03)		$0.14		$0.11
Diluted	$(0.03)		$0.13		$0.10
Weighted average shares outstanding
Basic	45,277,518		3,523,554		48,801,072
Diluted	45,277,518		7,002,125		52,279,643

Pro Forma Adjustments

1 - To record amortization of deferred financing costs

2 - To record amortization of debt discount

3 - To record increase in interest expense from new note agreements

4 - To eliminate interest expense associated with notes and lines of credit required to be paid off at closing

5 - To record reduction of valuation allowance on deferred tax asset

6 - To record cost of operating lease with S&M Assets, LLC

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OR PLAN OF OPERATION

This section of the Registration Statement includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our predictions.

The following discussion should be read in conjunction with the consolidated financial statements and notes. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, which could cause actual results to differ materially from management's expectations. Factors that could cause differences include, but are not limited to, continued reliance on external sources on financing, development risks for new products and services, commercialization delays and customer acceptance risks when introducing new products and services, fluctuations in market demand, pricing for raw materials as well as general conditions of the energy and oilfield marketplace.

Overview

HII Technologies, Inc. is a Houston, Texas based oilfield services company with operations in Texas, Oklahoma, Ohio and West Virginia focused on commercializing technologies and providing services in frac water management, safety services and portable power used by exploration and production (“E&P”) companies in the United States. We operate through our wholly-owned subsidiaries.  The table below provides an overview of our current subsidiaries and their oilfield service activities:

Name	Doing Business As (dba):	Business
Apache Energy Services, LLC	AES Water Solutions	Frac Water Management Solutions
	AES Safety Services	Safety Services
Aqua Handling of Texas, LLC	AquaTex	Frac Water Management Solutions
Hamilton Investment Group, Inc.	Hamilton Water Transfer	Frac Water Management Solutions
KMHVC, Inc.	South Texas Power, STP	Portable Power

The Company’s total frac water management services division does business as Hamilton Water Transfer, AquaTex and AES Water Solutions and provides total frac water management solutions associated with the needed millions of gallons of water typically used during hydraulic fracturing and completions of horizontally drilled oil and gas wells.  AES Safety Services is the Company’s oilfield safety consultancy providing experienced trained safety personnel such as contract safety engineers during oilfield operation from site preparation “rigging up” to drilling and completion for E&P customers. AES Safety Services provides the flexibility as outsourced safety consultants, training and inspection to its customers to move quickly in key locations.  The Company’s oilfield mobile power subsidiary does business as South Texas Power (STP) and operates a fleet of mobile generators, light towers and related equipment for in-field power rental where remote locations provide little or no existing electrical infrastructure.

We currently employ 74 persons and extensively use independent contractor crews in connection with our field service work. Our executive offices are located at 8588 Katy Freeway, Suite 430, Houston, Texas, 77024.  Our telephone number is (713) 821-3157 and our Internet address is www.HIITinc.com. The information on, or that may be, accessed from our website is not part of this Prospectus.

Business Development – HII Technologies, Inc.

Organization

Our predecessor, Global Realty Management Group, Inc., or GRMG, was incorporated in the State of Florida in 1997. In June 2002, GRMG reincorporated under the laws of the State of Delaware from the State of Florida pursuant to a merger with a newly formed Delaware corporation. Under the terms of this reincorporation merger, GRMG changed its name from “Global Realty Management Group, Inc.” to “Excalibur Industries, Inc.”     in connection with merging with the Excalibur operations. In October 2005, we changed our name from “Excalibur Industries, Inc.” to “Shumate Industries, Inc.” In February 2009, we changed our name from “Shumate Industries, Inc.” to “Hemiwedge Industries, Inc.” to emphasize and focus on our valve product technology after the October 2008 sale of assets related to Shumate, our contract machining business. On August 31, 2011, we changed our name to “HII Technologies, Inc.”, which name change was required in connection with our May 2011 sale of our valve product technology and assets.

Acquisition of Apache Energy Services, LLC

On September 27, 2012, we consummated the acquisition (the “Acquisition”) of all of the outstanding membership interests of Apache Energy Services LLC (dba AES Water Solutions), a Nevada limited liability company (“AES” ) pursuant to the terms of a Securities Purchase Agreement dated September 26, 2012 by and among the registrant, AES and the members of AES (the “Purchase Agreement”). AES is a water transfer services company serving oilfield customers. The purchase price consisted of: (a) Cash in the amount of $290,000, of which $250,000 was paid on the closing date and the remaining $40,000 is payable (subject to a purchase price adjustment) in six equal installments, with the first installment payable on the first day of each month beginning the third month following the month in which the Closing occurs and each month thereafter until paid in full; (b) $1,300,000 in 5% subordinated secured promissory notes (the “Notes”), and (c) 6,500,000 shares (the “Shares”) of the registrant’s common stock. The Notes are payable in 12 equal quarterly installments beginning on February 1, 2013 and have a maturity date of November 1, 2015. The Notes are secured by the assets of the registrant and AES. The Shares are subject to a restricted stock agreement pursuant to which 500,000 shares will vest each quarter beginning December 31, 2012. The purchase agreement contains 2-year non-compete/non-solicitation provisions for Messrs. Mulliniks and Cox.

Launch of our Mobile Oilfield Power Business

In December 2012, we launched our mobile oilfield power solutions and services business, which is being conducted through our wholly-owned subsidiary, KMHVC, Inc. dba South Texas Power, or STP.

Launch of our Contract Safety Consultant Business

In January 2013, we launched AES Safety Services, our Safety division that offers contract safety engineers and professionals, safety training and onsite safety inspection services for E&P companies that prefer outsourcing many of their safety programs or are required to by state regulation.

Acquisition of Aqua Handling of Texas, LLC.

On November 12, 2013, we consummated the acquisition of all of the outstanding membership interests of Acquisition of Aqua Handling of Texas, LLC. (dba AquaTex) pursuant to the terms of a Securities Purchase Agreement dated November 11, 2013 by and among the registrant, AquaTex and the members of AquaTex (the “Purchase Agreement”). The purchase price consisted of: (a) Cash in the amount of $300,000; (b) $500,000 in 5% subordinated secured promissory notes (the “Notes”), and (c) 1,443,696 shares of the registrant’s common stock ($500,000 value based on the trailing 30-day average of the registrant’s common stock).  The Notes are payable in 12 equal quarterly installments beginning on February 1, 2014 and have a maturity date of November 1, 2016.  The Notes are secured by the assets of the registrant and AquaTex.  In addition, there exists a working capital adjustment provision whereby we would be required to pay the AquaTex members additional cash equal to the amount of any working capital of AquaTex at closing; provided, however, that in the event that AquaTex has negative working capital at closing, then the amount of such negative working capital

will be offset against the notes issued to the former AquaTex members at closing   The purchase agreement contains 3-year non-compete/non-solicitation provisions for Messer’s George and Brewer, the former members of AquaTex.

Acquisition of Hamilton Investment Group

On August 12, 2014, we consummated the acquisition (the “Acquisition”) of all of the outstanding stock of Hamilton Investment Group, Inc.  (“Hamilton”) pursuant to the terms of a Stock Purchase Agreement dated August 11, 2014 by and among the registrant, Hamilton and the stockholders of Hamilton (the “Stock Purchase Agreement”). The purchase price consisted of: (a) Cash in the amount of $9,000,000; and (b) 3,523,554 shares (the “Shares”) of the registrant’s common stock ($2,300,000 value based on the trailing 20-day average of the registrant’s common stock).   In addition, there exists a working capital adjustment provision whereby are required pay the Hamilton stockholders additional cash equal to the amount of any working capital of Hamilton in excess of $2,200,000 (“Working Capital Target”) at closing; provided, however, that in the event that Hamilton’s working capital at closing is less than the Working Capital Target, then the amount of such deficit will be offset against the Shares issued to the former Hamilton stockholders at closing   The purchase agreement contains 2-year non-compete/non-solicitation provisions for William M. Hamilton and Sharon K. Hamilton, the former Hamilton stockholders.

Results of Operations for the Three Months Ended September 30, 2014 and 2013

Revenues. Our revenues increased by $6,097,790, or approximately 155% to $10,029,506 for the three months ended September 30, 2014 from $3,931,716 for the three months ended September 30, 2013.  This increase was primarily attributable to the acquisition of Hamilton on August 12, 2014 and continued growth within our water division from AES Water Solutions and AquaTex (acquired in November 2013) frac water management services.  Additionally, increased revenues came from continued organic growth of AES Safety Services including its new spill remediation service line and the organic growth of STP’s generator rental fleet business in mobile oilfield power, as compared to the prior period. All three divisions of Water, Safety and Power benefitted from the continued activity levels of horizontal drilling and its related hydraulic fracing in the domestic U.S.

Cost of Revenues. Cost of revenues increased by $4,313,625 or approximately 154%, to $7,108,454 for the three months ended September 30, 2014, or 71% of revenues, compared to cost of revenues of $2,794,829, or 71% of revenues for the three months ended September 30, 2013.  The cost of revenues during the three months ended September 30, 2014 were primarily the result of contract labor of $2,174,171, equipment and truck rental of $1,402,433, frac water pipe and pump rental of $754,583, and related fuel costs of $1,130,399.  The cost of revenues as a percentage of sales was the result of the additional revenues of AquaTex, subsidiary which was acquired in November 2013, Hamilton, subsidiary which was acquired on August 12, 2014, lower equipment rental costs, as well as higher revenues covering more fixed costs within cost of revenues particularly in the newer Safety and Power divisions, as compared to the prior period. The Company currently anticipates a lower cost of sales as a percentage of sales in the next fiscal year from continued increases in revenues covering a higher percentage of fixed costs, decreasing rental expense through the procurement of additional fixed assets, and the anticipated future impact of revenues resulting from the anticipated commencement of new technology related services and their higher margins. The cost of revenues during the three months ended September 30, 2013 were primarily the result of contract labor of $1,191,075, equipment and truck rental of $1,022,544 and fuel for water transfer pumps and equipment of $422,341.

Selling, general, and administrative. Selling, general and administrative expenses increased by $1,435,469, or approximately 121%, to $2,565,053, or approximately 27% of revenues, for the three months ended September 30, 2014, as compared to $1,129,584 or approximately 29% of revenues for the comparable period in 2013. The decrease as a percentage of sales was the result of the additional revenues of AquaTex, subsidiary which was acquired in November 2013, Hamilton, subsidiary which was acquired on August 12, 2014, covering more fixed costs within selling, general, and administrative particularly in the newer Safety and Power divisions, as compared to the prior period.The Company currently anticipates lower selling, general and administrative expenses as a percentage of sales in the next fiscal year from continued increases in revenues covering a higher percentage of fixed costs, reduced testing and development costs related to water recycling technologies, and decreasing growth in expenses for personnel.

Interest expense. Interest expense increased by $939,152, or approximately 965% to $1,036,479 in the three months ended September 30, 2014, from $97,327 for the comparable period in 2013.  The increase was attributable to the interest accrued on the accounts receivable financing facility, the senior term loan credit facility and amortization of related deferred finance costs and non-cash debt discount, interest expense associated with promissory notes we issued in our September 2012 and October 2013 financings, as well as accrued interest on the Seller notes issued in connection with our acquisition of AES Water Solutions in September 2012 and AquaTex in November 2013.

Net income. Our net income increased by $5,024,981, or approximately 2,868% to $4,849,770 for the three months ended September 30, 2014 from a net loss of $175,211 for the comparable period in 2013. The net income for the three months ended September 30, 2014 included the tax benefit related to the reduction of the valuation allowance on the deferred tax asset of $5,639,233, the amortization of non-cash debt discount costs of $56,801 and the amortization of deferred financing costs of $85,278.  In addition the Company incurred $32,140 in expenses from the testing and development costs related to water recycling technologies. In the prior year, the loss during the three months ended September 30, 2013 was primarily attributable to the acquisition expenses related to the purchase of AES Water Solutions and the disposal of obsolete assets.

Results of Operations for the Nine Months Ended September 30, 2014 and 2013

Revenues. Our revenues increased by $14,519,025, or approximately 149% to $24,286,951 for the nine months ended September 30, 2014 from $9,767,926 for the nine months ended September 30, 2013.  This increase was primarily attributable to the acquisition of Hamilton on August 12, 2014 and continued growth within our water division from AES Water Solutions and AquaTex (acquired in November 2013) frac water management services.  Additionally, increased revenues came from the continued organic growth of AES Safety Services, including its new spill remediation service line, and the organic growth of STP’s generator rental fleet business in mobile oilfield power. All three divisions of Water, Safety and Power benefitted from the continued activity levels of horizontal drilling and its related hydraulic fracing in the domestic U.S.

Cost of Revenues. Cost of revenues increased by $10,178,036 or approximately 141%, to $17,411,655 for the nine months ended September 30, 2014, or 72% of revenues, compared to cost of revenues of $7,233,619, or 74% of revenues for the nine months ended September 30, 2013.  The cost of revenues during the nine months ended September 30, 2014 were primarily the result of contract labor of $6,108,639, direct costs associated with the spill remediation line of $1,523,660, frac water pipe and pump rental of $2,163,167, equipment and truck rental of $2,893,228 and related fuel costs of $2,284,370.  The decrease in cost of revenues as a percentage of sales was the result of the additional revenues of AquaTex, subsidiary which was acquired in November 2013, Hamilton, subsidiary which was acquired in August 2014, lower equipment rental costs, as well as higher revenues covering more fixed costs within cost of revenues particularly in the newer Safety and Power divisions. The Company currently anticipates a lower cost of sales as a percentage of sales in the next fiscal year from continued increases in revenues covering a higher percentage of fixed costs, decreasing rental expense through the procurement of additional fixed assets, and the anticipated future impact of revenues resulting from the anticipated commencement of new technology related services and their higher margins. The cost of revenues during the nine months ended September 30, 2013 were primarily the result of contract labor of $3,695,132, equipment and truck rental of $2,186,666 and related fuel costs of $936,066.

Selling, general, and administrative. Selling, general and administrative expenses increased by $4,186,629, or approximately 161%, to $6,780,411, or approximately 29% of revenues, for the nine months ended September 30, 2014, as compared to $2,593,782 or approximately 27% of revenues for the comparable period in 2013. The increase was primarily attributable to newly added employee compensation expense, consulting fees, the cost of public reporting and holding company expenses, as well as the testing and development costs related to water recycling technologies during 2014. The Company currently anticipates lower selling, general and administrative expenses as a percentage of sales in the next fiscal year from continued increases in revenues covering a higher percentage of fixed costs, reduced testing and development costs related to water recycling technologies, and decreasing growth in expenses for personnel.

Interest expense. Interest expense increased by $1,032,423, or approximately 323% to $1,352,324 in the nine months ended September 30, 2014, from $319,901 for the comparable period in 2013.  The increase was attributable to the interest accrued on the accounts receivable financing facility, the senior term loan credit facility and amortization of related deferred finance costs and non-cash debt discount, interest expense associated with promissory notes we issued in our September 2012 and October 2013 financings, as well as accrued interest on the Seller notes issued in connection with our acquisition of AES Water Solutions in September 2012 and AquaTex in November 2013.

Net income. Our net income increased by $4,847,492, or approximately 731% to $4,184,365 for the nine months ended September 30, 2014 from a  net loss of $663,127 for the comparable period in 2013. The net income for the nine months ended September 30, 2014 included the tax benefit related to the reduction of the valuation allowance on the deferred tax asset of $5,639,233, non-cash charges in connection with the issuance of share-based awards of $133,000, the amortization of non-cash debt discount costs of $56,801 and the amortization of deferred financing costs of $217,702.  In addition, the Company incurred $155,829 in expenses from the testing and development costs related to water recycling technologies. In the prior year, the loss during the nine months ended September 30, 2013 was primarily attributable to the acquisition expenses related to the purchase of AES Water Solutions and the disposal of obsolete assets.

Liquidity and Capital Resources

We have financed our operations, acquisitions, debt service, and capital requirements through cash flows generated from operations, debt financing, other loans, and issuance of equity securities.  We had cash of $1,979,923 and a working capital deficit of $2,735,436 as of September 30, 2014 as compared to cash of $866,035 and a working capital deficit of $2,578,883 as of December 31, 2013.

Net cash used in operating activities for the nine months ended September 30, 2014 was $3,015,608 resulting primarily from our net income of $4,184,365 and increases in accounts payable of $1,296,798, accounts payable-related parties of $25,000 and accrued expenses of $1,172,058 and adjustments in non-cash items including $133,000 in non-cash stock for services, $907,502 in depreciation and amortization $56,801 in amortization of debt discount, $166,400 in amortization of stock based compensation, and $217,702 in amortization of deferred finance costs, which amounts were offset by increases in accounts receivable of $4,992,877 and prepaid expenses and other assets of $507,164, the $78,010 in gain on asset disposal, and $5,639,233 in tax benefits for release of deferred tax asset allowance. By comparison, net cash used in operating activities for the nine months ended September 30, 2013 was $516,927 resulting primarily from our net loss of $663,127 which was offset by an increase in accounts payable and accrued expenses of $865,028 and an increase in accounts receivable, prepaid expenses and other assets of $1,509,875.

Net cash used in investing activities for the nine months ended September 30, 2014 was $573,578 resulting primarily from our acquisition of assets and equipment of $3,969,905, offset by cash received from the acquisition of Hamilton of $2,797,327 and proceeds received from the sale of property and equipment of $599,000. By comparison, net cash used in investing activities for the nine months ended September 30, 2013 was $304,138 consisting primarily of $399,449 related to the purchase of property and equipment, which was offset by proceeds received from the sale of property and equipment for $86,674 and notes receivable of $8,637.

Our net cash provided by financing activities was $4,703,074 for the nine months ended September 30, 2014. This consisted of $3,757,300 in net proceeds from the sale of preferred shares, $1,755,685 in proceeds from the issuance of notes, $2,073,325 in net proceeds from our revolving line of credit, and $87,500 in proceeds from the exercise of warrants, which amounts were offset by payments on notes payable of $1,034,098, payments on capital lease obligations of $845,226, $945,126 in payments for deferred financing costs, and dividends paid on our preferred shares of $101,343.  Our net cash provided by financing activities was $573,750 in the nine months ended September 30, 2013. This consisted primarily of $50,000 received upon the exercise of warrants and options, $63,000 in proceeds from advances from related parties, $874,473 in net proceeds from our line of credit and $87,375 received on the sale-leaseback transaction, which was offset by payments on notes payable for $462,400, payments against advances from related parties of $20,000, and payments for deferred financing costs of $18,698.

The net increase in cash for the nine months ended September 30, 2014 was $1,113,888 as compared to a net decrease in cash of $247,315 for the nine months ended September 30, 2013.

Accounts Receivable Financing Facility

            On June 26, 2013, our wholly-owned subsidiaries, KMHVC, Inc. and Apache Energy Services, LLC (the “Borrower”) entered into a $2 million revolving accounts receivable financing facility with Rosenthal & Rosenthal. The financing facility provides for the Borrower to have access to the lesser of (i) $2 million or (ii) 85% of Net Amount of Eligible Receivables (as defined in the financing agreement). The financing facility is paid for by the assignment of the Borrower’s accounts receivable to Rosenthal and is secured by the Borrower’s assets. The financing facility has an interest rate of 4.00% in excess of the prime rate reported by the Wall Street Journal per annum.  In addition, the Borrower paid Rosenthal a facility fee of $30,000 on the closing and an annual fee of $20,000 and a monthly administration fee of $1,000 as well as monthly additional charges of not less than $2,000. The financing facility is for an initial term of two-years and will renew on a year to year basis, unless terminated in accordance with the financing agreement.  If the facility is terminated prior to the first anniversary, Borrower is obligated to pay Rosenthal a fee equal to 2% of the maximum facility amount and if terminated after the first anniversary and prior to the second anniversary then Borrower shall pay a fee equal to 1% of the maximum facility amount. We guaranteed repayment of the line of credit, which guaranty is secured by our assets.  On November 20, 2013, our wholly-owned subsidiary, Aqua Handling of Texas, LLC

(dba AquaTex) entered into an Assumption Agreement Rosenthal & Rosenthal, Inc. under which AquaTex became an additional borrower under the financing facility with Rosenthal.  In connection with AquaTex becoming an additional borrower under the facility, the Lender increased the maximum amount available under the facility to $3 million.  In January 2014, the Lender increased the maximum amount available under the facility to $4 million.  In April 2014, the Lender increased the maximum amount available under the facility to $5 million.   The Company is required to maintain at the end of each fiscal quarter a tangible net worth of not less than negative $1 million and working capital of not less than $4.5 million.   On August 12, 2014, in connection with the consummation of the Heartland Bank Credit Facility, we terminated this financing facility and paid approximately $4.75 million in repayment of all amounts due thereunder with proceeds received under the Heartland Bank Credit Facility.

Heartland Bank Credit Facility

On August 12, 2014, HII Technologies, Inc. (the "Company") and its wholly-owned subsidiaries (collectively, the “Borrower”) entered a senior secured credit facility (the “Facility”) with Heartland Bank as Agent consisting of (i) a credit agreement (the "Credit Agreement") with Heartland Bank for a 3-year $12 million term loan (the “Term Loan”) and (ii) an account purchase agreement (the “Purchase Agreement”) with Heartland Bank, as agent for the purchase and sale of approved receivables of Borrower in amounts not to exceed $6 million, which amount was increased to $6.6 million pursuant to a first modification agreement executed on September 15, 2014. The proceeds of borrowings under the Facility may be used for the payment of a portion of the purchase price for the acquisition of Hamilton Investment Group (“Hamilton”); the refinance of outstanding debt under Borrower’s prior accounts receivable facility; working capital needs of the Company and its subsidiaries; funding of the debt service reserve account and payment of all costs and expenses arising in connection with the negotiation of the Credit Agreement and related documents. On the closing date, the Borrower received proceeds of $12 million under the Credit Agreement and approximately $4.65 million under the Purchase Agreement.  The Company utilized $9 million to pay a portion of the purchase price for the Hamilton acquisition, approximately $4.75 million to payoff the Borrower’s prior accounts receivable facility, $450,000 in commitment fees, $675,000 to fund Borrower’s debt service reserve account and approximately $190,000 in other expenses related to the Facility.  Borrower retained approximately $1.585 million for working capital.

Borrowings under the Credit Agreement bear interest at a rate per annum equal to WSJ prime plus a spread that ranges from 5.50% to 8.25% per annum depending on the Borrower’s first lien leverage ratio (provided that at no time shall the WSJ prime be less than 4%). The Term Loan requires monthly interest payments, quarterly principal payments of $300,000 and a balloon payment on the August 12, 2017 maturity date.  The Term Loan contains an accordion feature, whereby the borrowings may be increased by up to an additional $10 million upon request and agreement by the Lenders, but is not a committed amount under the facility.

Under the Purchase Agreement, all approved receivables will be purchased by the lenders thereunder for the face amount of such receivable less the lender’s 1.50% service charge.   In addition, the Purchase Agreement requires a 10% reserve against receivables purchased, which amount will increase from 25-50% for receivables outstanding past 60-90 days, respectively.  The account purchase facility replaces the Company’s previous senior secured revolving facility.

            Both the Credit Agreement and the Purchase Agreement require the Borrower to maintain a fixed charge coverage ratio of not less than 1.2:1.0, a first lien leverage ratio of ranging from 3.0:1.0 during 2014  to 2.75:1.0 - 2.25:1.0 during 2015 to 2.0:1.0 beginning in 2016, a EBITDA to Interest Expense ratio ranging from 2.75:1.0 during 2014, 3.75:1.0  during 2015 to 4.75:1.0 beginning in 2016 and a tangible net worth of not less than $1 million for each quarter beginning

December 31, 2014.  The Borrower is also required to maintain a debt service reserve account sufficient to pay all debt and interest expense due in the next fiscal quarter. The restrictive covenants include customary restrictions on the Company's ability to incur additional debt; make investments; grant or incur liens on assets; sell assets; engage in mergers, consolidations, liquidations or dissolutions; engage in transactions with affiliates; and make dividend payments (although the Borrower is allowed to make dividend payments so long as no event of default will result from such payment or in shares of the Company’s stock). In addition, the Credit Agreement contains customary representations and warranties, affirmative covenants and events of default.

The Facility is secured by all of the Borrower’s assets as well as a pledge of the Company’s equity in each of its wholly-owned subsidiaries.  The Company paid a cash closing fee of $450,000 to the Lenders and also issued a 4-year warrant to purchase 2.5 million shares of the Company’s common stock with an exercise price $1.00 per share in connection with the Facility.

Series A Preferred Stock Financing

            From June 21, 2014 through July 8, 2014, we sold 4,000 units (“Units”) to 22 accredited investors at a price of $1,000 per Unit for total gross proceeds of $4,000,000 (of which 3,450 Units were purchased on or after June 27, 2014).  We are offering up to 4,000 Units with each Unit consisting of (i) 1 share of our Series A Convertible Preferred Stock (“Series A Preferred”) convertible into a number of shares of common stock equal to the quotient of 1,00 divided by the conversion price then in effect, which is currently $0.70 (the “Conversion Shares”), and (ii) common stock purchase warrants (“Warrants”) to purchase five-hundred fifty (500) shares of Common Stock with an exercise price of $1.00 per whole share exercisable for 3 years after issuance (the “Warrant Shares”).  The Conversion Shares and the Warrant Shares contain standard piggy back registration rights.   We used $242,700 of these proceeds as payment for non-exclusive placement agent fees to FINRA registered broker-dealers.   In addition, approximately $500,000 was used to repay outstanding indebtedness under 10% promissory notes.  The remaining proceeds will be used for working capital and general corporate purposes and to fund growth opportunities. These issuances were exempt under Rule 506 of the Securities Act of 1933, as amended.

Promissory Notes – 2014

On January 15, 2014, we and our wholly-owned subsidiary issued a 10% promissory note in the amount of $370,000 to a single accredited investor.  The note has a maturity date of July 15, 2014 and was issued as consideration for a license fee for AES’ sublicense of a frac water treatment technology.  We did not receive any cash proceeds for issuance of this note. This note was paid in full on July 8, 2014.

 On February 17, 2014, we, and our wholly-owned subsidiary, Apache Energy Services, LLC issued a 10% promissory note in the amount of $130,000 to a single accredited investor. This note has a July 15, 2014 maturity date. We received cash proceeds of $130,000 from the issuance of this note, which proceeds were used for working capital and general corporate purposes.  This note was paid in full on July 8, 2014.

On February 27, 2014, our wholly-owned subsidiary KMHVC entered into a Security Agreement-Conditional Sales Contract with a third party equipment seller for the purchase of equipment.  KMHVC financed $117,120 of the purchase price and agreed to pay an additional $5,459 in finance charges (equal to 8.5% of the amount financed) for a total amount due under the conditional sales contract of $122,579.   To secure payment under this conditional sales contract, KMHVC granted a purchase money security interest in the equipment sold. The conditional sales contract  is payable in twelve equal monthly installments of $10,215 beginning on March 27, 2014, the last of which is due on February 27, 2015.

On April 18, 2014, our wholly-owned subsidiary KMHVC entered into a Security Agreement-Conditional Sales Contract with a third party equipment seller for the purchase of equipment.  KMHVC financed $63,006 of the purchase price and agreed to pay an additional $2,935 in finance charges (equal to 8.5% of the amount financed) for a total amount due under the conditional sales contract of $65,941.   To secure payment under this conditional sales contract, KMHVC granted a purchase money security interest in the equipment sold. The conditional sales contract bears 8.50% interest and is payable in twelve equal monthly installments of $5,495 beginning on May 18, 2014, the last of which is due on April 18, 2015.

On April 22, 2014, our wholly-owned subsidiary AES Water Solutions issued a 17% secured promissory note in the amount of $88,900 to Texas Mutual Insurance Company. This note was issued as consideration for workers’ compensation insurance premiums and is not secured. The note bears 17% interest and is payable in six equal monthly installments of $15,342 beginning on May 1, 2014, the last of which is due on October 1, 2014.

On May 19, 2014, our wholly-owned subsidiary KMHVC entered into a Security Agreement-Conditional Sales Contract with a third party equipment seller for the purchase of equipment.  KMHVC financed $48,906 of the purchase price and agreed to pay an additional $2,278 in finance charges (equal to 8.5% of the amount financed) for a total amount due under the conditional sales contract of $51,184.   To secure payment under this conditional sales contract, KMHVC granted a purchase money security interest in the equipment sold. The conditional sales contract is payable in twelve equal monthly installments of $4,265 beginning on June 19, 2014, the last of which is due on May 19, 2015.

Convertible Debenture 2013

From October 31, 2013 through November 30, 2013, we issued 10% convertible promissory notes in the aggregate principal amount of $1,000,000 to ten accredited investors.  We received cash proceeds of $850,000 from the issuance of these notes and $150,000 of these notes were issued in consideration of an investor’s cancellation of an existing promissory note dated December 17, 2012 in the principal amount of $150,000.  The notes have 2 year term.  The notes are convertible into our common stock at a fixed conversion price of $0.50 per share. The proceeds were used to fund the cash consideration for our acquisition of Aqua Handling of Texas, LLC and for working capital and general corporate purposes.  We relied on the exemption from registration provided by Rule 506 and/or Section 4(2) of the Securities Act of 1933, as amended, for the offer and sale of the convertible notes. All outstanding principal and accrued interest under these notes were converted into common stock on October 31, 2014.

Promissory Notes - 2012

On December 17, 2012, the registrant issued a 10% subordinated secured promissory note in the amount of $150,000 with a warrant to purchase 550,000 shares of the registrant’s common stock. The aggregate gross proceeds from the sale of the note and warrant was $150,000. The note is due on December 17, 2013 and bears interest at the ten percent (10%).   The note is secured by the assets of the registrant.  The notes was issued with a warrant to purchase 550,000 shares of the registrant’s common stock at an exercise price of $0.09 per share   The warrant is exercisable until five (5) years after the closing date.  The registrant relied on the exemption from registration provided by Rule 506 and/or Section 4(2) of the Securities Act of 1933, as amended, for the offer and sale of the notes and the warrants.  This note was cancelled in exchange for $150,000 of 10% convertible promissory notes issued on October 31, 2013.

On November 5, 2012, we, and our wholly-owned subsidiary, Apache Energy Services, LLC issued a $600,000 10% secured promissory note to a single accredited investor. The aggregate gross proceeds from the sale of the note were $600,000. The proceeds were used to facilitate the purchase of equipment by AES from a third party (see Item 5 below). The note is due on March 30, 2013 and bears interest at the ten percent (10%). The notes are secured by the Vanderra equipment purchased with the proceeds. The issuance was exempt under Section 4(2) and/or Rule 506 of Regulation D of the Securities Act of 1933, as amended.  This note was paid in full on June 27, 2013.

On October 31, 2012, we issued a $50,000 10% subordinated secured promissory note to a related party. The aggregate gross proceeds from the sale of the note were $50,000.  The proceeds were used for working capital and general corporate purposes. The note is due on March 30, 2013 and bears interest at ten percent (10%). The note is secured by our assets. The issuance was exempt under Section 4(2) and/or Rule 506 of Regulation D of the Securities Act of 1933, as amended.  This note was paid on May 24, 2013.

On September 24, 2012, we issued $300,000 of principal amount of 10% subordinated secured promissory notes and warrants to purchase our common stock. The aggregate gross proceeds from the sale of the notes and warrants were $300,000. The proceeds were used to fund the cash purchase price of the acquisition of Apache Energy Services LLC (dba AES Water Solutions) and for working capital requirements. The notes are due on September 23, 2013 and bear interest of ten percent (10%). The notes are secured by our assets. The notes were issued with “Class A” warrants to purchase up to 1,800,000 shares of the our common stock at an exercise price of $0.10 per share and “Class B” warrants to purchase up to 900,000 shares of the registrant’s common stock at an exercise price of $0.10 per share. The number of Warrant Shares underlying each Class A Warrant equals to the principal amount of the Note subscribed for by a purchaser Subscriber multiplied by six (6) The Class B Warrants are exercisable beginning on the one-year anniversary of the Closing Date (the “Target Date”) and the number of warrant shares underlying the Class B Warrant equals either (A) the principal amount of note subscribed for by a purchaser multiplied by 3 shares, if the Market Price (as defined in the Class B Warrant) on the Target Date is less than $0.20 or (B) 0 shares, if the Market Price on the Target Date is at least $0.20. The Class A Warrants and Class B Warrants are exercisable until five (5) years after the closing date. The Class A Warrants and the Class B Warrants are exercisable on a cashless basis. In September 2013, the Class B Warrant did not vest on the Target Date based on the Market Price and were effectively forfeited.  On September 25, 2013 warrant holders exercised warrants to purchase 1,720,000 shares of our common stock for a total consideration of $169,800 which consideration was paid by reduction of indebtedness for each warrant holder by the amount equal to their exercise price under the outstanding note. The remaining principal balance of $130,200 and accrued interest was paid between September 25, 2013 and February 21, 2014.

Liquidity and Capital Requirements – HII Technologies, Inc.

As of the date of this report, we believe that we will be able to fund our operations for the next 12 months by a combination of the continuing operations of our three divisions and our Purchase Agreement for accounts receivables.

Critical Accounting Policies

Our discussion and analysis of our financial conditions and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of financial statements requires managers to make estimates and disclosures on the date of the financial statements. On an on-going basis, we evaluate our estimates, including, but not limited to, those related to revenue recognition. We use authoritative pronouncements, historical experience, and other assumptions as the basis for making judgments. Actual results could differ from those estimates.

Accounts receivable are comprised of unsecured amounts due from customers.  The Company carries its accounts receivable at their face amounts less an allowance for bad debts. The allowance for bad debts is recognized based on management’s estimate of likely losses per year, based on past experience and review of customer profiles and the aging of receivable balances.

Goodwill acquired in a business acquisition is initially measured at cost being the excess of the cost of business combination over the net fair value of the identifiable assets, liabilities and contingent liabilities. Following the initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but instead, it is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Revenue is recognized when all of the following criteria are met: 1) persuasive evidence of an arrangement, 2) delivery has occurred, 3) the price is fixed and determinable, and 4) collectability is reasonably assured.

Off-Balance Sheet Arrangements

None.

SELECTED FINANCIAL DATA

Not applicable because we are a smaller reporting company.

SUPPLEMENTARY FINANCIAL INFORMATION

Not applicable because we are a smaller reporting company.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have not had changes in or disagreements with accountants on accounting and financial disclosure. MaloneBailey, LLP. has served as our registered independent public accounting firm since 2004.  There have been no changes in or disagreements on accounting or financial disclosure matters.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable because we are a smaller reporting company.

13,464,286 Common Shares

HII TECHNOLOGIES, INC.

PROSPECTUS

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Until December 30, 2014, all dealers that effect transactions in these securities whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The Date of This Prospectus Is:  December 5, 2014